Form 10-K, Exhibit 13
period 1993-12-31
WHEELABRATOR TECHNOLOGIES INC /DE/
filed 1994-03-29
CIK 790159

                                                                    EXHIBIT 13.1

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Prior to January 1, 1993, Wheelabrator Technologies Inc. ("Wheelabrator" or the "Company") conducted business in two industry segments: Environmental Operations and Environmental and Infrastructure Engineering Services. The businesses within the Environmental Operations segment are principally involved in providing clean energy through trash-to-energy and independent power facility ownership and operation, providing clean water products and services including municipal water and wastewater treatment facility operation, biosolids management and industrial water and wastewater management, and providing clean air through a broad range of air quality control systems designed for industrial and utility applications.

Pursuant to an agreement with Chemical Waste Management, Inc. ("CWM") and the Brand Companies, Inc. ("Brand"), effective January 1, 1993, Wheelabrator contributed the businesses that constituted its Environmental and Infrastructure Engineering Services segment along with certain other assets to form, in part, Rust International Inc. ("Rust"), a new engineering and construction company. In early May 1993, Brand was merged into a subsidiary of Rust. The Brand merger involved issuance of additional shares of Rust common stock to acquire certain outstanding Brand shares and reduced Wheelabrator's ownership of Rust from the approximately 42 percent originally held by the Company to approximately 40 percent. (See Note 2 of the Notes to Consolidated Financial Statements.)

The Rust transaction has no effect on Wheelabrator's 1992 and prior historical financial statements. The Company accounts for its investment in Rust using the equity method, which results in a reduction of revenue, operating expenses and selling and administrative costs for 1993 compared to prior years. Wheelabrator's share of Rust's 1993 net income is included in equity in earnings of affiliates.

RESULTS OF OPERATIONS

The discussion and analysis of the Company's results of operations that follows focuses on the operating results of Wheelabrator's current lines of business and, as such, is based on historical Environmental Operations segment results for 1991, proforma results for 1992 that assume the Rust transaction had occurred on January 1, 1992, and historical 1993 results. Environmental Operations segment information for 1991 and proforma information for 1992 is set forth in Notes 9 and 2, respectively, of the Notes to Consolidated Financial Statements.

Comparative information for Environmental Operations is summarized below (in millions):


                                      Years Ended December 31,
                                     --------------------------
                                        1991    1992     1993
   Revenue                             $775.7  $928.3  $1,142.2
   Operating expenses                   541.0   633.6     792.7
   Selling and
    administrative expenses              92.5    97.9     107.3
                                       ------  ------  --------
   Income from operations              $142.2  $196.8  $  242.2
                                       ======  ======  ========

1992 Compared with 1991
- -----------------------

Proforma 1992 revenue increased 20 percent versus comparable 1991 Environmental Operations segment revenue. Air and water quality control businesses acquired in 1991 and 1992 contributed approximately 40 percent of this revenue growth. These acquisitions provided Wheelabrator with an operating base and necessary technical expertise to address the biosolids management requirements of municipal and industrial customers and also broadened the Company's air quality product offerings to include volatile organic compounds ("VOC") and odor control systems as well as continuous emissions monitoring equipment. An additional 25 percent of the revenue increase is attributable to commencing operations at two new 2,250 ton per day trash-to-energy facilities in Broward County, Florida and an 800 ton per day trash-to-energy facility in Spokane, Washington. The South Broward County facility began commercial operations in the third quarter of 1991, and the North Broward facility began commercial operations in the second quarter of 1992. Partially offsetting the revenue increases from the Broward facilities was the late 1991 transition of the Spokane facility, which is owned by the City of Spokane, from construction to long-term contract operation. Existing businesses were responsible for the balance of 1992's revenue growth. Increases in trash receipts and electrical generation at operating energy facilities and higher activity at the Company's Air Pollution Control unit were primarily responsible. The Company's energy, water and air businesses represented approximately 59 percent, 30 percent and 11 percent, respectively, of total proforma 1992 revenue compared with 63 percent, 32 percent, and five percent, respectively, of total 1991 Environmental Operations segment revenue.

Gross margins improved from 30.3 percent in 1991 to 31.7 percent in 1992, principally due to operating cost efficiencies realized within the Company's energy facilities. Gross margins in the air and water businesses decreased slightly during 1992 and reflect the impact, including goodwill amortization, of acquisitions made during 1991 and 1992 as well as competitive pressures in municipal water and wastewater service and utility air quality markets. Increases in selling and administrative expenses for 1992 compared to 1991 relate to acquired businesses, which typically increase these costs until the acquisitions are integrated into existing operations. As a percentage of revenue, however, selling and administrative expenses declined from 11.9 percent in 1991 to 10.5 percent in 1992.

Interest expense, which relates almost entirely to project debt associated with the Company's trash-to-energy facilities, increased compared with 1991 primarily because of the commencement of operations at the two Broward County facilities. Interest costs for these facilities were capitalized during their construction periods. Interest income decreased versus 1991 due to lower investment earnings on lower cash balances. Wheelabrator's equity in the earnings of its Waste Management International plc ("WM International") affiliate increased in 1992 as a result of growth in that company's operations. On a proforma basis, in 1992 the Company would have recognized $13.4 million of equity income from Rust's net operating earnings, compared with 1991 historical net earnings of approximately
4.2 million from the Environmental and Infrastructure Engineering Services industry segment.

During 1992, the Company recognized a nontaxable gain of $47.0 million associated with the initial public offering ("IPO") of shares by WM International. Proforma 1992 results also include a $19.5 million nonoperating gain related to Wheelabrator's equity interest in a similar gain recognized by Rust in connection with WM International's IPO.

Excluding the effects of the WM International IPO gains and the 1991 gain on the sale of equity interests in certain foreign manufacturing operations, proforma 1992 income before accounting changes was $125.5 million, or $0.67 per share, compared with 1991 historical net income of $97.2 million, or $0.56 per share.

Net income for 1992 reflects one-time charges relating to the adoption, effective January 1, 1992, of two new accounting standards: Statements of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS 106"), and No. 109, Accounting for Income Taxes ("FAS 109"). Adopting FAS 106 resulted in a one-time cumulative after-tax charge of approximately $29.0 million, or

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)

$0.16 per share. The adoption of FAS 109 resulted in a one-time cumulative charge of approximately $13.2 million, or $0.07 per share. The FAS 109 charge resulted primarily from increasing previously discounted deferred taxes, a method not permitted under FAS 109. Operating results for 1992 were not significantly impacted by these two accounting changes. (See Notes 1 and 3 of the Notes to Consolidated Financial Statements.)

1993 Compared with 1992

Revenues for 1993 increased 23 percent compared to proforma revenues for the previous year. Approximately 40 percent of this growth came from air and water quality control companies acquired during 1992 and 1993. The businesses acquired during 1993 significantly expanded Wheelabrator's capabilities to meet the water and wastewater management needs of industrial customers and provided entry into certain regional biosolids and air quality equipment markets as well as additional wastewater treatment technology. Successful project development efforts are responsible for an additional 30 percent of the 1993 revenue increase and include the full year impact of the North Broward County trash-to-energy facility, the third quarter 1993 start of commercial operations at the Company's New York Organic Fertilizer Company ("NYOFCO") biosolids pelletizer facility located in New York City and construction revenues from the Lisbon, Connecticut trash-to-energy facility being built by Wheelabrator for the Eastern Connecticut Resource Recovery Authority ("ECRRA"). Construction began in the third quarter of 1993 on the Lisbon facility, which will be operated by the Company under a long-term contract with ECRRA following scheduled facility completion in late 1995. Existing businesses contributed the remaining 30 percent of revenue growth in 1993 versus 1992. The major factors in this internal growth were higher revenue from air quality control system construction and installation and greater tonnage at certain trash-to-energy facilities with related increases in trash disposal and electrical generation revenues. Pricing for non-contract, or spot, trash disposal remained, on average, at approximately 1992 levels. Energy businesses represented approximately 52 percent of consolidated 1993 revenue, while the water and air businesses accounted for 32 percent and 16 percent, respectively.

Wheelabrator's overall gross margin decreased to 30.6 percent in 1993 from proforma 1992's 31.7 percent level. This decline primarily reflects the effects, including the amortization of goodwill associated with acquisitions, of changes in the Company's ongoing business mix brought about by the rapid growth of air and water operations. In part because they are less capital intensive, these businesses typically have lower gross margins than the Company's energy operations. Selling and administrative expenses increased in absolute terms compared with proforma 1992 levels but decreased as a percentage of revenue to
9.4 percent for 1993 compared to 10.5 percent the previous year. This decline is attributable to the integration of acquired companies into existing businesses and to continuing Company-wide administrative cost containment efforts.

Interest expense decreased in 1993 despite the full year impact of interest costs associated with the North Broward County trash-to-energy facility, due to the early retirement of certain outstanding above-market rate long-term debt, including approximately $75.2 million in the third quarter of 1992 associated with the Company's Saugus, Massachusetts trash-to-energy facility and an additional $40.0 million in the first quarter of 1993 associated with its trash-to-energy facility in Westchester County, New York. The decline in 1993 interest earnings results from lower cash balances and interest rates when compared to the prior year. Wheelabrator's equity in the operating earnings of its WM International and Rust affiliates increased compared to proforma prior year results due to earnings growth at Rust. As a result of adverse foreign currency translation effects, WM International's contribution to equity earnings declined versus 1992 despite substantially increased local currency earnings.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)

The Company recognized a $7.7 million nontaxable gain in 1993 related to Rust's issuance of additional shares in connection with the Brand merger. (See Note 2 of the Notes to Consolidated Financial Statements.) Prior year results include a similar nontaxable gain of $47.0 million associated with the WM International IPO. Proforma 1992 results also include a $19.5 million nonoperating gain related to Wheelabrator's equity interest in a similar gain recognized by Rust in connection with WM International's IPO.

The Company's 1993 tax provision includes a $6.5 million increase in deferred taxes in accordance with FAS 109 as a result of the August enactment of the Omnibus Budget Reconciliation Act of 1993. (See Note 3 to the Notes to Consolidated Financial Statements.)

Excluding the above-mentioned 1992 and 1993 nonoperating gains from affiliate stock transactions and the 1993 deferred tax provision adjustment, net income for 1993 increased 29 percent to $161.9 million, or $0.86 per share, compared with proforma 1992 income before accounting changes of $125.5 million, or $0.67 per share. Net income for 1992 reflects one-time charges totaling $42.2 million, or $0.23 per share, relating to the adoption, effective January 1, 1992, of two new accounting standards: FAS 106 and FAS 109. More detail on these charges is provided as part of the "1992 Compared with 1991" section of this discussion.

The U.S. Supreme Court heard oral arguments in December 1993 in a case challenging the constitutionality of the Town of Clarkstown, New York's solid waste flow control ordinance. Flow control typically involves a municipality specifying the disposal site for all solid waste generated within its borders. In January 1994, the U.S. Supreme Court also heard arguments in another case to determine whether ash from the combustion of municipal solid waste should be exempt from federal hazardous waste regulations. Decisions on both cases are expected in the spring. Regardless of the court's decisions on these two cases, the Company does not believe the outcomes will have a material adverse impact on the Company's financial condition or results of operations.

The majority of the businesses in which the Company is engaged are intrinsically connected with the protection of the environment and involve the potential for discharge of regulated materials into the environment. In addition, the Company becomes involved, in the normal course of business, in judicial and administrative proceedings related to alleged violations of licenses, permits, laws or regulations or differing interpretations of applicable requirements. Wheelabrator has instituted procedures to periodically evaluate potential environmental exposures. When the Company concludes it is probable that a liability has been incurred, provision is made in the financial statements for the Company's best estimate of the liability. These estimates are adjusted as necessary when additional information becomes available. To date, such provisions have not been material.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal uses of capital during the past several years relate to investments in new projects, acquisitions and repayments of long-term project debt. Wheelabrator currently has several projects in various stages of construction, as discussed in more detail below, and has additional projects under development. The Company also intends to continue its diversification through select acquisitions into air and water quality control markets, both domestically and internationally.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)

Wheelabrator believes it has access to sufficient capital resources to finance its development and construction projects along with future acquisitions. Operating cash flows or borrowings from WMX Technologies, Inc. ("WMX") pursuant to the Master Intercorporate Agreement between the Company and WMX may be utilized to meet short-term funding requirements. Wheelabrator may borrow up to $100 million until September 1995 pursuant to this agreement, plus the amount of cash invested with WMX. The Company currently anticipates meeting its needs for any external long-term capital by permanently financing certain projects.

Generally, Wheelabrator provides long-term financing for its projects through a combination of project debt and equity investments by the Company. Wheelabrator will retain ownership of and make equity investments in projects where the Company's tax position and available financing terms make retention of ownership tax benefits desirable. Sale and leasebacks or other financing techniques may be used where the tax benefits will produce lower overall financing costs and potentially greater returns.

During 1993 construction was completed on the $120 million NYOFCO biosolids pelletizer facility in New York City, which began commercial operations in August after successfully completing its acceptance tests. Construction continued on a $192 million, 1,500 ton-per-day trash-to-energy facility and associated recycling center in Falls Township, Pennsylvania, as did work on the Company's $78 million wood waste and scrap tire power generating facility in Polk County, Florida. Both of these facilities are expected to begin commercial operations in mid-1994. Additionally, the Company is approximately 60 percent through construction on a $36 million biosolids pelletizer facility in Baltimore, Maryland, and a $5 million biosolids composting facility in Rochester, New Hampshire began start-up at year end. To date, funding for the above projects has been provided from the Company's available cash. Capital expenditures for new project construction totalled $114.4 million, $81.3 million, and $262.2 million in 1991, 1992 and 1993, respectively, and are anticipated to require approximately $120 million of capital in 1994.

Standard and Poors Corporation affirmed the Company's debt rating as a provisional "A" in 1993, which should enable Wheelabrator to provide certain guarantees of financial performance on future projects without the cost of third party credit support. Favorable implied debt ratings received from Standard and Poors Corporation and Moody's Investors Service, Inc. in 1991 have already allowed Wheelabrator to significantly reduce the cost of third party credit support for certain trash-to-energy and independent power facilities owned or leased by the Company.

The Company acquired in 1993 seven businesses engaged in providing water and air quality - related environmental products and services as well as independent power in exchange for approximately 1.6 million shares of Wheelabrator common stock and $15.0 million of cash. The Company purchased three businesses in 1991 and 17 businesses during 1992 that provided environmental engineering, biosolids management and various clean air technologies. Nine of the 1991 and 1992 acquisitions serve the air and water quality control markets, while the other eleven were included in the businesses contributed to the formation of Rust. Wheelabrator paid cash and issued common stock of approximately $37.7 million and 15.2 million shares and $115.5 million and 6.8 million shares, respectively, for the 1991 and 1992 acquisitions. The proforma effect of the Environmental Operations segment acquisitions made in 1991, 1992 and 1993 on the Company's results of operations is not material. (See Note 2 of the Notes to Consolidated Financial Statements.)

In April 1993, the Company filed with the Securities and Exchange Commission an updated "shelf" registration statement covering 12.8 million shares of the Company's common stock for issuance in connection with future acquisitions.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)

Wheelabrator has continued to refinance at lower interest rates, or repay prior to maturity, certain of its existing project debt. In 1991 the Company completed a transaction that resulted in the refinancing in the first quarter of 1993 of approximately $154.3 million of long-term project debt underlying the sale leaseback financing of its Baltimore, Maryland trash-to-energy facility. The benefit of this refunding, which reduced the interest rate on the debt from approximately ten percent to seven percent, will be recognized through lower lease payments over the remaining life of the operating lease term. In the third quarter of 1992 approximately $75.2 million of project debt relating to its Saugus, Massachusetts trash-to-energy facility was retired. During the first quarter of 1993, Wheelabrator retired early, at par value, letter of credit backed debt of approximately $40.0 million relating to its Westchester County, New York trash-to-energy facility. An additional $13.0 million of the Westchester facility's project bonds have been retired early since that bond issue became callable in 1992.

In March 1994, the Company completed the refinancing of the remaining $113.0 million of project debt associated with the Westchester County facility. The refinancing decreased the interest rate on this debt from approximately 10.25 percent to 5.6 percent. In conjunction with this transaction, the Company agreed to share one-half of the interest rate savings with Westchester County in exchange for certain agreements relating to the County's involvement in the retrofit of the facility to meet the requirements of the Clean Air Act Amendments of 1990 (the "CAAA") and a five-year extension of the solid waste disposal agreement with the County. Additionally, the County has agreed, subject to certain regulatory requirements and other conditions, to finance 80 percent of the cost of the retrofit and, in turn, the Company has agreed to provide the funds necessary to pay the remaining costs for the retrofit. The benefits of the refinancing will begin to be realized in 1994, while the costs associated with the facility retrofit are not expected to be incurred until the latter part of this decade. Taken together, these activities are not expected to have a material impact on the Company's liquidity or results of operations.

Before the turn of the century, the air pollution control systems at certain other trash-to-energy facilities owned or leased by Wheelabrator will be required to be modified to comply with more stringent air pollution control standards such as those in the CAAA. Required compliance dates for affected facilities, including Westchester County, are not yet known because the U.S. Environmental Protection Agency has not issued the final emission regulations and timetables required by the CAAA. Although the expenditures related to such modifications will likely be significant, they are not expected to have a material adverse effect on the Company's liquidity or results of operations because provisions in the impacted facilities' long-term waste supply agreements allow the Company to recover from customers the great majority of incremental capital and operating costs.

In September 1993, the two regional solid waste districts that together form the major customer of the Company's 200 ton-per-day trash-to-energy facility in Claremont, New Hampshire filed for bankruptcy under Chapter 9 of the Federal Bankruptcy Code. Wheelabrator filed a motion to dismiss the bankruptcy in the belief that the districts' actions were an attempt to avoid settling a long-standing contract payment dispute and were otherwise without merit. In a ruling issued in February 1994, the United States Bankruptcy Court for the District of New Hampshire agreed with the Company's position and dismissed the districts' bankruptcy petition. This ruling has been appealed by the districts. Wheelabrator has made provision in its financial statements for the expected cost of these legal proceedings as well as the settlement of amounts in dispute. Further, even if the districts are successful, the impact on the Company's financial condition and results of operations will not be material.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)

On February 16, 1994, a Connecticut Superior Court judge issued a decision on appeals of the Connecticut Department of Environmental Protection's ("DEP") issuance of a permit to construct the Lisbon, Connecticut trash-to-energy facility currently being built by Wheelabrator. In the ruling, the judge agreed with the Company's position on all issues raised in the appeals but remanded the permit back to the DEP for further proceedings on an uncontested permit condition that requires the Lisbon facility to dispose of only Connecticut waste. The Company intends to pursue aggressively favorable resolution of this permit remand through appropriate judicial and regulatory procedures. Although Wheelabrator believes that the probability of an adverse determination as a result of the judge's remand order is remote, such a determination could result in the permanent termination of facility construction. Through a guarantee agreement with ECRRA, the facility's owner, such a consequence may require the Company to redeem the debt issued to finance the facility. In the unlikely event this were to occur, the resulting payments could have a material adverse impact on the Company's financial condition and results of operations.

Wheelabrator effected a two-for-one stock split through the issuance on January 7, 1993, of one additional share of common stock for each share outstanding on December 23, 1992. All share and per share amounts in this report have been adjusted to reflect the split for the periods presented. On January 7, 1993, the Company also paid a cash dividend of $0.01 per common share that was declared in November 1992. On April 1, 1993, WTI paid a cash dividend in the amount of $0.02 per common share. Additionally, in May 1993 the Board of Directors declared an annual cash dividend in the amount of $0.06 per common share that was paid on July 1, 1993, to stockholders of record on June 17, 1993. This brought the total dividends declared by the Board of Directors in 1993 to $0.08 per share, a 100% increase over the dividends declared in 1992.

The Company is authorized to repurchase up to a total of 8.0 million shares of its common stock through March 1996 on the open market or in privately negotiated transactions, provided market conditions make it attractive to do so. During 1992 approximately 4.2 million shares were repurchased at an aggregate cost of approximately $57.6 million. No shares were repurchased in 1993.

Wheelabrator and Koll Real Estate Group, Inc. ("KREG", formerly The Bolsa Chica Company) are parties to a tax sharing agreement covering periods during which Wheelabrator, KREG, The Henley Group Inc. ("Henley") and their respective affiliates were included in the same consolidated group for federal income tax purposes. Pursuant to a recapitalization of Henley in 1992, Abex Inc. ("Abex") has assumed certain of Henley's obligations to KREG under a similar tax sharing agreement. (See Note 3 of the Notes to Consolidated Financial Statements.) In January 1993, the Internal Revenue Service ("IRS") completed an examination of Wheelabrator's consolidated federal income tax returns for the period 1986-1988. Pursuant to the settlement of agreed issues with the IRS, the Company made a payment of approximately $61.7 million for taxes and interest, the liability for which had previously been recorded. Adjusted for the current tax benefit to Wheelabrator of the interest paid and certain tax benefits realizable by the Company in years after 1988, the Company's $50.0 million tax sharing obligation with KREG was reduced approximately $28.8 million by this payment. In the only material unresolved issue arising from the 1986-1988 examination, the IRS proposed a significant adjustment related to the 1988 sale of a former subsidiary. Abex, KREG and Wheelabrator disputed the position taken by the IRS in an action filed before the U.S. Tax Court. In March 1994, Wheelabrator and the IRS filed a Stipulation of Settlement with the U.S. Tax Court resolving the treatment of this disputed issue. Subject to the $21.2 million remaining balance of the $50.0 million tax sharing obligation described above, Wheelabrator is indemnified by KREG and Abex from the liability assessed with regard to this issue. Although the Company is responsible for the initial payment of tax, plus interest, KREG and Abex have confirmed to the Company their respective indemnification obligations.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (continued)

FINANCIAL CONDITION

Wheelabrator's financial condition at December 31, 1993, compared to that at December 31, 1992, primarily reflects the impact of the Rust transaction. The net impact of the transaction was not material to the Company's overall balance sheet, as contributed net assets were replaced by an equity investment in the new company. Several individual line items, however, were affected by the transaction. Total current assets were reduced by $188.8 million primarily as a result of contributed net receivables of $93.2 million, costs and earnings in excess of billings of $64.8 million and other current assets of $28.3 million. Net property, plant and equipment declined $72.8 million as a result of the transaction, and cost in excess of net assets of acquired businesses declined $76.1 million. Other assets also fell, reflecting the contribution of $30.0 million in waste disposal credits to Rust. Contribution of construction business trade payables, accrued liabilities and advance payments on contracts reduced liabilities approximately $133.2 million. (See Note 2 to the Notes to Consolidated Financial Statements.)

After giving effect to the Rust transaction, the change in the Company's financial position reflects normal operating activities as well as the uses of capital discussed above.

ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("FAS 112"), and No. 115, Accounting for Certain Debt and Equity Securities ("FAS 115"). The Company is required to adopt both of these new standards during the first quarter of 1994. Based upon its analysis to date, Wheelabrator does not believe the adoption of FAS 112 will have a material impact on its financial statements since its current accounting is substantially in compliance with the new standard. The Company does not have and does not contemplate acquiring significant investments of the type covered in FAS 115.