Form 10-K, Exhibit 13
period 1993-12-31
WHEELABRATOR TECHNOLOGIES INC /DE/
filed 1994-03-29
CIK 790159

                                                                    EXHIBIT 13.2

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                   (000's omitted, except per share amounts)

                                                          Years Ended December 31,
                                                   ------------------------------------
                                                      1991          1992         1993
Revenue                                            $1,173,449   $1,483,054   $1,142,219

Operating expenses                                    906,226    1,108,780      792,719
Selling and administrative expenses                   118,441      148,355      107,276
Interest expense                                       54,635       75,569       64,484
Interest income                                       (38,818)     (34,656)     (18,278)
Equity in earnings of affiliates                      (13,501)     (15,365)     (44,809)
Gains from stock transactions of affiliates                 -      (47,000)      (7,680)
Gains from sale of foreign equity investments         (47,063)           -            -
Other income, net                                      (7,010)      (5,705)      (4,530)
                                                   ----------   ----------   ----------
  Income before income taxes and cumulative
    effects of accounting changes                     200,539      253,076      253,037
Income tax provision                                   74,480       76,694       89,935
                                                   ----------   ----------   ----------
  Income before cumulative effects of
    accounting changes                                126,059      176,382      163,102
Cumulative effects of accounting changes:
  Postretirement benefits, net                              -      (29,010)           -
  Income taxes                                              -      (13,220)           -
                                                   ----------   ----------   ----------
     Net income                                    $  126,059   $  134,152   $  163,102
                                                   ==========   ==========   ==========

Weighted average common shares outstanding            172,400      188,200      188,900
                                                   ==========   ==========   ==========
Earnings per common share:
  Before cumulative effects of accounting
    changes                                        $     0.73   $     0.94   $     0.86
  Cumulative effects of accounting changes:
    Postretirement benefits, net                            -        (0.16)           -
    Income taxes                                            -        (0.07)           -
                                                   ----------   ----------   ----------
       Net income                                  $     0.73   $     0.71   $     0.86
                                                   ==========   ==========   ==========

Dividends declared per common share                $        -   $     0.04   $     0.08
                                                   ==========   ==========   ==========

  The accompanying notes are an integral part of these financial statements.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                      (000's omitted except share amounts)

                                                             December 31,
                                                       -----------------------
                                                          1992         1993

ASSETS
Current assets:
 Cash and cash equivalents                             $  291,271   $   36,719
 Receivables, net                                         247,521      188,241
 Costs and earnings in excess of billing                   80,693       25,712
 Other current assets                                      91,311       84,684
                                                       ----------   ----------
    Total current assets                                  710,796      335,356

Property, plant and equipment, net                      1,495,241    1,653,920

Cost in excess of net assets of acquired businesses       226,498      205,886

Investments in affiliates                                 199,188      561,045

Other assets                                              365,350      334,071
                                                       ----------   ----------
    Total assets                                       $2,997,073   $3,090,278
                                                       ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term project debt          $   37,345   $   33,754
 Accounts payable                                          79,268       70,762
 Accrued liabilities                                      304,247      197,123
 Advance payments on contracts                             38,472       28,147
                                                       ----------   ----------
  Total current liabilities                               459,332      329,786
                                                       ----------   ----------
 Long-term project debt                                   857,625      776,858
                                                       ----------   ----------
 Deferred income taxes                                    239,248      292,364
                                                       ----------   ----------
 Deferred income                                          101,391      106,562
                                                       ----------   ----------
 Other long-term liabilities                              300,134      297,870
                                                       ----------   ----------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, par value $1.00 per share,                   -            -
    none issued or outstanding
  Common stock, par value $0.01 per share,
    186,473,025 shares outstanding in 1992,
    188,820,322 shares outstanding in 1993                  1,865        1,888
  Capital in excess of par value                          758,646      874,580
  Cumulative translation adjustment                       (17,785)     (33,670)
  Treasury stock, 43,127 shares in 1993, at cost                -         (717)
  Retained earnings                                       296,617      444,757
                                                       ----------   ----------
   Total stockholders' equity                           1,039,343    1,286,838
                                                       ----------   ----------
   Total liabilities and stockholders' equity          $2,997,073   $3,090,278
                                                       ==========   ==========

  The accompanying notes are an integral part of these balance sheets.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (000's omitted)

                                                                   Years Ended December 31,
                                                             -----------------------------------
                                                                1991         1992         1993
OPERATING ACTIVITIES
Income before cumulative effects of accounting changes       $ 126,059    $ 176,382    $ 163,102
Adjustments to reconcile net income to cash flows from
    operating activities:
    Depreciation and amortization                               40,346       67,879       75,323
    Deferred taxes                                               5,020       61,604       61,477
    Undistributed earnings of affiliates                       (10,902)     (15,365)     (44,809)
    Gains from sale of foreign equity investments              (47,063)          --           --
    Gains from stock transactions of affiliates                     --      (47,000)      (7,680)
    Deferred lease expense                                      (6,540)     (10,540)      (7,349)
    Changes in assets and liabilities, net of effects of
      acquired and contributed businesses:
      Receivables, net                                          13,075      (37,981)     (25,283)
      Costs and earnings in excess of billings                  (2,343)     (30,601)      (9,174)
      Other current assets                                       3,492      (23,001)     (22,870)
      Accounts payable                                          (7,913)      (7,766)     (32,008)
      Accrued liabilities                                       (8,294)      12,614      (22,666)
      Advance payments on contracts                            (46,617)     (31,393)         380
      Other long-term liabilities                               34,847        5,317       23,205
  Other, net                                                    (2,457)      (4,258)     (27,267)
                                                             ---------    ---------    ---------
    Net cash provided by operating activities                   90,710      115,891      124,381
                                                             ---------    ---------    ---------

INVESTING ACTIVITIES
Capital expenditures                                          (129,844)    (148,025)    (291,637)
Sale of property, plant and equipment                            7,619          756        1,682
Investments held by trustees                                    81,455       18,763        9,917
Cash paid for acquisitions, net of acquired cash               (86,220)    (145,521)     (14,983)
Sale of investments in foreign affiliates                      154,585           --           --
Other, net                                                       2,823        4,785        7,524
                                                             ---------    ---------    ---------
    Net cash provided by (used for) investing activities        30,418     (269,242)    (287,497)
                                                             ---------    ---------    ---------

FINANCING ACTIVITIES
Additions to long-term project debt                             33,411          652           --
Repayments of long-term project debt                           (23,782)    (129,666)     (82,185)
Proceeds from exercise of stock options and
  Equity Purchase Program note repayments, net                  60,067       31,026        7,575
Dividends paid                                                      --       (5,553)     (16,826)
Stock repurchase program                                            --      (57,629)          --
Other, net                                                         626        2,315           --
                                                             ---------    ---------    ---------
    Net cash provided by (used for) financing activities        70,322     (158,855)     (91,436)
                                                             ---------    ---------    ---------

Increase (decrease) in cash and cash equivalents               191,450     (312,206)    (254,552)
Cash and cash equivalents at beginning of period               412,027      603,477      291,271
                                                             ---------    ---------    ---------
Cash and cash equivalents at end of period                   $ 603,477    $ 291,271    $  36,719
                                                             =========    =========    =========

Supplemental disclosure:
  Interest paid, net of amounts capitalized                  $  53,367    $  78,421    $  62,490
                                                             =========    =========    =========
  Income taxes paid                                          $  27,356    $  22,112    $  85,441
                                                             =========    =========    =========

Significant noncash investing activities:
  Net assets contributed to Rust International Inc.          $      --    $      --    $ 244,278
                                                             =========    =========    =========
  Businesses acquired for common stock                       $ 151,048    $  85,182    $  30,972
                                                             =========    =========    =========



  The accompanying notes are an integral part of these financial statements.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          ----------------------------------------------------------
(000'S omitted)

                                                  Equity
                                   Capital in    Purchase    Cumulative
                          Common    Excess of     Program    Translation   Treasury   Retained
                          Stock     Par Value      Notes      Adjustment     Stock    Earnings      Total
                        ------------------------------------------------------------------------------------
Balance,
  December 31, 1990         $1,645   $515,441     $(37,245)     $ 22,314          -   $ 43,823   $  545,978

Net income                       -          -            -             -          -    126,059      126,059
Foreign currency
  translation                    -     10,976            -        (2,777)         -          -        8,199
Exercise of stock
  options                       20     15,764            -             -          -          -       15,784
Equity Purchase
  Program                        -          -       32,721             -          -          -       32,721
Tax benefit from
  stock options and
  Equity Purchase
  Program                        -     11,562            -             -          -          -       11,562
Common stock issued
  for acquisitions              32     40,653            -             -          -          -       40,685
Investment in
  Waste Management
  International plc            120    110,243            -             -          -          -      110,363
                        ----------   --------   ----------   -----------   --------   --------   ----------

Balance,
  December 31, 1991          1,817    704,639       (4,524)       19,537          -    169,882      891,351

Net income                       -          -            -             -          -    134,152      134,152
Dividends declared               -          -            -             -          -     (7,417)      (7,417)
Foreign currency
  translation                    -          -            -       (37,322)         -          -      (37,322)
Exercise of stock
  options                        8     (3,004)           -             -     21,147          -       18,151
Equity Purchase
  Program                        -          -        4,524             -          -          -        4,524
Tax benefit from
  stock options and
  Equity Purchase
  Program                        -      8,351            -             -          -          -        8,351
Common stock issued
  for acquisitions              40     85,142            -             -          -          -       85,182
Stock repurchases                -          -            -             -    (57,629)         -      (57,629)
Treasury shares
  distributed for
  stock split                    -    (36,482)           -             -     36,482          -            -
                        ----------   --------   ----------   -----------   --------   --------   ----------

 Balance,
  December 31, 1992          1,865    758,646            -       (17,785)         -    296,617    1,039,343

Net income                       -          -            -             -          -    163,102      163,102
Dividends declared               -          -            -             -          -    (14,962)     (14,962)
Foreign currency
  translation                    -          -            -       (15,885)         -          -      (15,885)
Exercise of stock
  options                        7      4,195            -             -          3          -        4,205
Tax benefit from
  stock options                  -      3,370            -             -          -          -        3,370
Common stock issued
  for acquisitions              16     30,707            -             -        249          -       30,972
Treasury shares
  from acquisition
  adjustments                    -          -            -             -       (969)         -         (969)
Investment in Rust
  International Inc.             -     77,662            -             -          -          -       77,662
                        ----------   --------   ----------   -----------   --------   --------   ----------
Balance,
  December 31, 1993         $1,888   $874,580   $        -      $(33,670)  $   (717)  $444,757   $1,286,838
                        ==========   ========   ==========   ===========   ========   ========   ==========

  The accompanying notes are an integral part of these financial statements.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
            (000's omitted in all tables except, per share amounts)

 NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

 Wheelabrator Technologies Inc. ("Wheelabrator" or the "Company") is a majority-owned subsidiary of WMX Technologies, Inc. ("WMX"). Wheelabrator is a multi-faceted environmental services company engaged in trash-to-energy and independent power facility ownership and operation, providing a comprehensive range of water and wastewater treatment products and services to municipal and industrial customers, and supplying air quality control systems for a broad range of industrial and utility applications.

 PRINCIPLES OF CONSOLIDATION

 The Company's financial statements include the accounts of all subsidiaries, after elimination of material intercompany transactions and accounts. Investments in affiliates the Company does not control are accounted for using the equity method after elimination of material interaffiliate transactions. Prior to January 1, 1993, the Company consolidated the financial results of certain businesses contributed to form, in part, Rust International Inc. ("Rust"). Beginning in 1993, the Company's investment in Rust has been accounted for using the equity method (see Note 2).

 REVENUE RECOGNITION Long-term engineering and construction contract earnings are recognized on the percentage-of-completion basis. Estimated losses are recognized in full when identified. All other revenues are recognized when services are rendered or products are shipped.

 CONSOLIDATED STATEMENTS OF CASH FLOWS For purposes of the Consolidated Statements of Cash Flows, all highly liquid instruments purchased with an original maturity of three months or less and investments with WMX are considered to be cash equivalents.

 Wheelabrator and WMX are parties to a Master Intercorporate Agreement that provides, among other things, for Wheelabrator to lend excess cash to WMX at interest rates at least as favorable as those Wheelabrator could otherwise obtain. Under the terms of this agreement, in the event Wheelabrator requires short-term cash for the conduct of its business and operations, WMX will make available to Wheelabrator such amounts as Wheelabrator requires, up to a total of $100.0 million in excess of amounts loaned by Wheelabrator to WMX. In addition, a right of set-off exists for amounts owed by either Wheelabrator or WMX. As such, net amounts invested with WMX pursuant to this agreement are considered to be highly liquid cash equivalents and are included in cash and cash equivalents on the Company's consolidated balance sheets. The Company had net investments with WMX of approximately $222.5 million and $14.9 million, as of December 31, 1992 and 1993, respectively.

 PROPERTY, PLANT AND EQUIPMENT are carried at cost and are generally depreciated on a straight-line basis using estimated lives that range from 3 to 35 years.

 The Company holds options to purchase or lease sites for future trash-to-energy or other facilities at existing or future WMX landfills. These land options are classified as property, plant and equipment. The cost attributable to the option for each utilized site will be amortized on a straight-line basis over the estimated useful life of the facility upon commencement of operations.

 COST IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES is amortized on a straight-line basis over a maximum of 40 years. The accumulated amortization balances for 1992 and 1993 were $8.2 million and $10.0 million, respectively. On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired businesses to generate current and expected future operating income in excess of unamortized goodwill. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill. Such adjustments have not historically been material to the Company's financial statements.

 DEVELOPMENT AGREEMENT The Company and WMX are parties to an agreement which provides for the reimbursement by WMX of certain project development expenses incurred by Wheelabrator, subject to certain limitations. Under this agreement, Wheelabrator billed WMX $ 10.0 million and $6.9 million in 1991 and 1993 respectively. An additional $7.6 million of development costs remain billable under the terms of the agreement, which expires in August 1994.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

DISPOSAL CREDITS are classified as other assets until applied against the cost of disposing of ash residue from the Company's trash-to-energy facilities or other materials such as biosolids at WMX landfills. These credits are charged to expense as utilized. On January 1, 1993, $30.0 million of the credits were contributed to Rust as part of the transaction discussed in Note 2. In 1993 the Company utilized $1.9 million of disposal credits and at December 31, 1993 had approximately $36.7 million of disposal credits remaining.

FACILITY MAINTENANCE ACCRUAL In order to match more consistently expenditures for major maintenance activities with revenues the Company follows a policy of accruing for major maintenance expenditures at its trash-to-energy and independent power facilities. Such accruals are based upon planned maintenance expenditures and are classified as current or noncurrent liabilities based on the expected timing of the expenditures.

INCOME TAXES are based on pretax financial statement income and include a deferred tax provision for the effect of temporary differences in the recognition of income and expense for financial statement and tax reporting purposes. Deferred income taxes are not provided on undistributed earnings of affiliates because these earnings are considered to be permanently reinvested. Further, deferred taxes are not provided on gains from stock transactions of affiliates because the Company in conjunction with WMX intends to control its investment in affiliates to maintain the nontaxable status of such gains. Investment credits have been deferred and are included in income as a reduction of income tax expenses over the estimated useful lives of the assets that gave rise to the credits.

Effective January 1, 1992, the Company changed its method of accounting for income taxes as a result of the adoption of Statement of Financial Accounting Standards ("FAS") No. 109, Accounting for Income Taxes ("FAS 109"). The cumulative effect of the change was a charge of approximately $13.2 million, or $0.07 per share (see Note 3).

ENVIRONMENTAL LIABILITIES Estimated closure and post-closure monitoring costs associated with ash residue monofills for which the Company is responsible include such items as final cap and cover on the site, leachate management and groundwater monitoring and are recognized in proportion to use of the permitted capacity of such disposal sites. These accruals for closure and post-closure costs relate to expenditures to be incurred after a monofill ceases to accept ash residue. To the extent similar costs are incurred during the active life of the site, they are expensed as incurred. Preparation costs associated with these sites and their individual cells are capitalized and amortized over the respective estimated life of the disposal site or individual cell.

Wheelabrator has instituted procedures to periodically evaluate other potential environmental exposures. When the Company concludes it is probable that a liability has been incurred, provision is made in the financial statements for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary when additional information becomes available. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that future technological, regulatory or enforcement developments, results of environmental studies, or other factors could alter this expectation and necessitate the recording of additional liabilities, which could be material. At December 31, 1992 and 1993, total environmental accruals, which include closure and post-closure costs, were approximately $27.0 million and $24.5 million, respectively.

POSTRETIREMENT BENEFITS Wheelabrator provides certain postretirement benefits other than pensions primarily to a limited number of former employees. The majority of Wheelabrator's active employees will not receive postretirement benefits other than pensions. Effective January 1, 1992, the Company adopted FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS 106"), on the immediate recognition basis. The cumulative effect of the change was a pretax charge of approximately $44.9 million ($29.0 million, or $0.16 per share after tax) (see Note 6).

EARNINGS PER COMMON SHARE are calculated using the weighted average number of shares outstanding for each period, including the effect of common stock equivalents using the treasury stock method. Common stock equivalents consist of unexercised stock options and shares pledged under the Company's Equity Purchase Program (see Note 6).

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

The Company effected a two-for-one split of its common stock on January 7, 1993, in the form of a dividend of one additional share of common stock for each share outstanding on December 23, 1992. Earnings per common share and the number of shares outstanding have been adjusted to give retroactive effect to the stock split for all periods presented.

PROSPECTIVE ACCOUNTING CHANGES The Financial Accounting Standards Board has issued FAS No. 112, Employers' Accounting for Postemployment Benefits ("FAS 112"), and FAS No. 115, Accounting for Certain Debt and Equity Securities ("FAS 115"). The Company is required to adopt both of these new standards in 1994. Based upon its analysis to date, the Company does not believe the adoption of FAS 112 will have a material impact on its financial statements since its current accounting is substantially in compliance with the new standard. The Company does not have and does not contemplate acquiring significant investments of the type covered in FAS 115.

RECLASSIFICATION Certain prior period amounts have been reclassified to conform with the current year presentation.

NOTE 2 - CAPITAL TRANSACTIONS, ACQUISITIONS AND DIVESTITURES

WASTE MANAGEMENT INTERNATIONAL In the third quarter of 1991, Wheelabrator issued approximately 12.0 million shares of common stock to WMX in exchange for a 15 percent equity interest in a predecessor of Waste Management International plc ("WM International"), a subsidiary of WMX. WM International now owns substantially all of WMX's waste management services operations outside of North America. The investment is accounted for using the equity method. In 1992 the shareholders of WM International provided an additional $200.0 million cash capital contribution in proportion to their relative ownership percentages. Wheelabrator's share of the additional capital contribution was $30.0 million. In April 1992, WM International sold previously unissued ordinary shares in an initial public offering ("IPO"), thereby reducing Wheelabrator's equity interest in WM International from 15 percent to 12 percent. Wheelabrator recognized a $47.0 million nontaxable gain as a result of this transaction. As of December 31, 1993, WM International was owned approximately 12 percent by Wheelabrator, 12 percent by Rust, 56 percent by WMX and 20 percent by the public.

During 1991, 1992 and 1993, respectively, Wheelabrator recorded equity in net income of WM International of $7.5 million, $15.6 million and $13.8 million. Wheelabrator's investment in WM International totaled approximately $195.7 million and $194.0 million as of December 31, 1992 and 1993. If valued at the December 31, 1993 quoted closing price of publicly traded shares, the calculated value of the Company's investment in WM International would have exceeded the Company's carrying value by approximately $200.0 million. A summary of certain financial information for WM International follows:

                                                            December 31,
                                                      ------------------------
                                                         1992          1993
Current assets......................................  $  688,869    $  629,786
Noncurrent assets...................................   2,103,934     2,694,489
Current liabilities.................................     585,701       533,266
Noncurrent liabilities..............................     429,100       904,007
Minority interest...................................     147,329       270,640

                                               Years Ended December 31,
                                         -------------------------------------
                                            1991         1992          1993
Revenue................................  $1,075,070   $1,445,735    $1,411,211
Gross profit...........................     316,946      412,472       402,065
Net income.............................      80,433      120,113       114,246

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

RUST INTERNATIONAL Pursuant to an agreement with two WMX subsidiaries, Chemical Waste Management, Inc. ("CWM") and The Brand Companies, Inc. ("Brand"), effective January 1, 1993, Wheelabrator contributed its engineering and construction business, its environmental and infrastructure consulting services business and certain other assets to form, in part, Rust, a new engineering and construction company. CWM contributed its hazardous substances remediation services group, its 56 percent equity interest in Brand, its 12 percent interest in WM International and certain other assets to Rust. In early May 1993, Brand was merged into a subsidiary of Rust. Under the terms of the merger, those Brand stockholders who did not elect to receive $18.75 per Brand share in cash received shares of Rust common stock for their Brand shares on a one-for-one basis. The issuance of additional Rust shares to acquire the balance of Brand shares resulted in the Company recognizing a nontaxable gain of $7.7 million and reduced Wheelabrator's ownership from approximately 42 percent to approximately 40 percent. CWM currently owns 56 percent of Rust, and four percent is owned by the public. As a result of the transaction, beginning in 1993 the Company no longer consolidates the financial results of the businesses that it contributed. Wheelabrator now records its investment in Rust using the equity method, which results in a reduction of revenue, operating expenses and selling and administrative costs compared to prior years, with Wheelabrator's share of Rust's 1993 net income included in equity in earnings of affiliates. The transaction has no effect on the Company's 1992 and prior financial statements.

The following summary condensed financial statements show the proforma effect on the Company's consolidated balance sheet as of December 31, 1992 and on its consolidated statement of income for 1992, as if the Rust transaction, excluding the merger of Brand, had occurred January 1, 1992 (unaudited):

                              December 31, 1992       Rust           Proforma        As
                                 As Reported      Contribution     Adjustments    Adjusted
                              ------------------  -------------    -----------   ----------

Current assets                    $  710,796         $(188,793)      $      -   $  522,003
Property, plant
  and equipment, net               1,495,241           (72,798)             -    1,422,443
Investments in affiliates            199,188            (1,021)       321,940      520,107
Other assets                         591,848          (114,826)             -      477,022
                                  ----------         ---------       --------   ----------
  Total assets                    $2,997,073         $(377,438)      $321,940   $2,941,575
                                  ==========         =========       ========   ==========

Current liabilities               $  459,332         $(109,446)      $      -   $  349,886
Long-term project debt               857,625                 -              -      857,625
Other long-term liabilities          640,773           (23,714)             -      617,059
Stockholders' equity               1,039,343          (244,278)       321,940    1,117,005
                                  ----------         ---------       --------   ----------
  Total liabilities and
     stockholders' equity         $2,997,073         $(377,438)      $321,940   $2,941,575
                                  ==========         =========       ========   ==========

Revenue                           $1,483,054         $(554,741)      $      -   $  928,313
Operating expenses                 1,108,780          (475,166)             -      633,614
Selling and
 administrative expenses             148,355           (50,435)             -       97,920
Gains from stock
 transactions of affiliates/1/       (47,000)                -        (19,538)     (66,538)
Other, net                            19,843              (609)       (13,397)       5,837
                                  ----------         ---------       --------   ----------
- ------------
  /1/The proforma adjustment to gains from stock transactions of affiliates reflects the gain recognized by Rust in connection with WM International's
IPO in April 1992. Wheelabrator's total proforma equity in Rust's net income for
1992 was $32,935.


Income before taxes and
  accounting changes                 253,076           (28,531)       32,935       257,480
Income tax provision                  76,694           (11,260)            -        65,434
                                  ----------         ---------      --------    ----------
Income before accounting
  changes                         $  176,382         $ (17,271)     $ 32,935    $  192,046
                                  ==========         =========      ========    ==========
Earnings per common share
 before accounting changes        $     0.94                                    $     1.02
                                  ==========                                    ==========

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

During 1993 Wheelabrator recorded equity in net income of Rust of $31.3 million. Wheelabrator's investment in Rust totaled approximately $364.9 million as of December 31, 1993. If valued at the December 31, 1993 quoted closing price of publicly traded shares, the calculated value of the Company's investment in Rust would have exceeded the Company's carrying value by approximately $391.0 million. A summary of 1993 financial information for Rust follows:

                                                   December 31, 1993
                                                   -----------------
Current assets..............................           $  500,416
Noncurrent assets...........................            1,138,035
Current liabilities.........................              249,350
Noncurrent liabilities......................              496,897


                                              Year Ended December 31, 1993
                                              ----------------------------
Revenue.....................................           $1,534,465
Gross profit................................              284,557
Net income..................................               79,964


During 1993 Wheelabrator paid Rust approximately $144.7 million for engineering, construction management and other services provided. The terms of the transactions between the Company and Rust are generally the same as the terms of comparable transactions with unaffiliated third parties.

ACQUISITIONS The Company acquired three businesses during 1991 and 17 businesses during 1992 that provide environmental engineering, biosolids management and various clean air technologies. Nine of the 1991 and 1992 acquisitions serve the air and water quality control markets, while the other 11 were included in the businesses contributed to the formation of Rust. Wheelabrator paid cash and issued common stock of approximately $37.7 million and 15.2 million shares, and $115.5 million and 6.8 million shares, respectively, for the 1991 and 1992 acquisitions. In 1993 the Company acquired seven businesses engaged in providing water and air quality-related environmental products and services as well as independent power in exchange for approximately 1.6 million shares of Wheelabrator common stock and $15.0 million of cash. The Company utilizes the purchase method of accounting, and the purchase price of the foregoing acquisitions has been allocated to their respective net assets based upon fair market values. The results of operations of acquired entities have been included in Wheelabrator's financial statements from their respective dates of acquisition. The proforma effect of the acquisitions made during 1991 and 1993 is not material.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

The following summarizes the effects of businesses acquired during 1992 had they been acquired as of January 1, 1991 (unaudited):

                                           Years Ended December 31,
                                          --------------------------
                                              1991          1992
Revenue, as reported....................   $1,173,449    $1,483,054
Revenue of purchased businesses for
  period prior to acquisition...........      239,097       122,912
                                           ----------    ----------
Proforma revenue........................   $1,412,546    $1,605,966
                                           ==========    ==========

Net income before accounting changes,
  as reported...........................   $  126,059    $  176,382
Net income of purchased businesses for
  period prior to acquisition...........       13,712         3,321
Adjustment for interest and
  amortization of cost in excess of
  net assets of acquired businesses.....       (7,943)       (4,681)
                                           ----------    ----------
Proforma net income.....................   $  131,828    $  175,022
                                           ==========    ==========

Earnings per share before
  accounting changes,
  as reported...........................   $     0.73    $     0.94
Effect of purchased businesses
  for period prior to acquisition.......         0.01         (0.02)
                                           ----------    ----------
Proforma earnings per share.............   $     0.74    $     0.92
                                           ==========    ==========

DIVESTITURES In 1991, Wheelabrator sold its equity interests in two foreign industrial abrasives manufacturers. Total proceeds from the sale of such interests were approximately $154.6 million, resulting in a combined pretax gain of approximately $47.1 million. Equity earnings from the divested interests were not significant to the Company's results of operations.

NOTE 3 - TAXES

Wheelabrator and Koll Real Estate Group, Inc. ("KREG", formerly the Bolsa Chica Company) are parties to a tax sharing agreement which provides for the payment of taxes, the cooperation of the parties in realizing certain tax benefits, and the conduct of tax audits and various related matters for the periods during which Wheelabrator, KREG, The Henley Group ("Henley") and their respective affiliates were included in the same consolidated group for federal income tax purposes. Pursuant to a recapitalization of Henley in 1992, Abex Inc. ("Abex") has assumed certain of Henley's obligations to KREG under a similar tax sharing agreement. Wheelabrator is generally responsible for any increase in the income tax liability (including related interest and penalties) of any consolidated, combined or unitary tax group which included the Company, Abex, KREG and any of their predecessors and affiliates for tax periods ending prior to December 31, 1988. However, KREG will indemnify Wheelabrator to the extent that any such increased tax liability attributable to Abex and KREG affiliates exceeds $50.0 million. The Company's liability for the $50.0 million obligation has been previously recorded. KREG is generally indemnified by Abex to the extent that such tax liabilities payable by KREG exceed $25.0 million.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

In January 1993, the Internal Revenue Service ("IRS") completed an examination of Wheelabrator's consolidated federal income tax returns for the period 1986-1988. In the only material unresolved issue, the IRS proposed a significant adjustment related to the 1988 sale of a former subsidiary. Abex, KREG and Wheelabrator disputed the position taken by the IRS in an action filed before the U.S. Tax Court. In March 1994, Wheelabrator and the IRS filed a stipulation of settlement with the U.S. Tax Court resolving the treatment of this disputed issue. Subject to the $21.2 million remaining balance of the $50.0 million tax sharing obligation described above, the Company is indemnified by KREG and Abex for the full amount of the liability assessed with regard to this issue. Although the Company is primarily liable for the tax, plus interest, KREG and Abex have each confirmed to the Company their respective indemnification obligations.

The Company implemented FAS 109 effective January 1, 1992. Excluding the one-time charge of approximately $13.2 million, or $0.07 per share, the adoption of FAS 109 did not materially impact the Company's 1992 operating results. The adoption of FAS 109 resulted in an increase in deferred income tax assets and liabilities generally reflecting the impact of the restatement of assets related to business combinations consummated before the adoption of FAS 109 on a gross basis rather than on the net-of-tax basis previously used. The charge resulted primarily from increasing deferred taxes previously discounted, a method not permitted under FAS 109.

In accordance with FAS 109, during the third quarter of 1993, the Company recorded a $6.5 million increase in deferred taxes due to the August enactment of the Omnibus Budget Reconciliation Act of 1993.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

A summary of the Company's income tax provision is given below. Income from foreign sources is not material.

                                      Years Ended December 31,
                                      -------------------------
                                       1991     1992     1993
  Federal:
     Current                          $54,862  $ 9,275  $19,125
     Deferred                           4,265   48,497   54,780
  State:
     Current                           14,598    5,815    9,333
     Deferred                             755   13,107    6,697
                                      -------  -------  -------
     Total                            $74,480  $76,694  $89,935
                                      =======  =======  =======

The principal items accounting for the difference in income taxes computed at the U.S. statutory rates and as recorded are as follows:

                                      Years Ended December 31,
                                      ------------------------
                                      1991      1992      1993
Statutory federal income tax rate     34.0%     34.0%     35.0%
State income taxes after federal
  income tax benefit                   5.1       4.9       4.1
Equity income                         (2.3)     (2.1)     (6.2)
Non-deductible expenses                1.3       0.7       1.0
Non-taxable gain from stock
  transactions of affiliates             -      (6.3)     (1.1)


Deferred tax revaluation relating to
  Omnibus Budget Reconciliation Act      -         -       2.6
Other, net                            (1.0)     (0.9)      0.1
                                      ----      ----      ----
  Effective tax rate                  37.1%     30.3%     35.5%
                                      ====      ====      ====

The principal components of the deferred tax provision for 1991 were the excess of tax over financial statement depreciation, deferred income and reserves not deductible until paid. The adoption of FAS 109 required a change in the method of accounting for income taxes to an asset and liability approach.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

The principal items that comprise the 1992 and 1993 deferred tax (assets) and liabilities are as follows:

                                                     December 31,
                                                ----------------------
                                                   1992        1993

Reserves not deductible until paid              $(130,686)  $(104,841)

Deferred income                                   (27,569)    (26,948)

Basis difference in investments                   (30,564)    (16,937)

Alternative minimum tax credit carryforwards      (14,000)    (19,000)

State net operating loss carryforwards            (10,903)    (11,692)

Other                                              (1,263)    (12,335)

Less:  Valuation allowance                         22,545      20,413
                                                ---------   ---------

  Subtotal                                       (192,440)   (171,340)
                                                ---------   ---------


Property, plant and equipment                     355,260     403,570

Nondeductible prepaid expenses                     27,413      14,945

Other                                              49,015      45,189
                                                ---------   ---------

  Subtotal                                        431,688     463,704
                                                ---------   ---------

  Deferred tax liability                        $ 239,248   $ 292,364
                                                =========   =========

The Company has approximately $19.0 million of alternative minimum tax credit carryforwards that may be carried forward indefinitely. Also, various subsidiaries have state operating loss carryforwards of approximately $200.0 million with expiration dates through the year 2008. Valuation allowances have been established due to the uncertainty of ultimately realizing the tax benefit of certain state net operating loss carryforwards and the tax benefits attributed to basis differences in certain investments. The change in the valuation allowance relates primarily to the realization of tax benefits due to the disposition of certain investments.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

NOTE 4 - CAPITAL STOCK

COMMON STOCK Wheelabrator is authorized to issue 500.0 million shares of common stock, par value $0.01 per share. As of December 31, 1993, 188.9 million shares were issued of which 188.8 million were outstanding. Approximately 104.6 million shares were held by WMX or its subsidiaries. Under certain circumstances, WMX has options to purchase at fair market value newly issued shares of Wheelabrator common stock. WMX also has certain registration rights until August 24, 1999 with respect to certain of the Wheelabrator common stock it holds. The Company effected a two-for-one split of its common stock on January 7, 1993, in the form of a dividend of one additional share of common stock for each share outstanding on December 23, 1992. Share and per share amounts have been adjusted to reflect the split for all periods. During 1992 the Company repurchased approximately 4.2 million shares of its common stock for an aggregate cost of approximately $57.6 million. The Company is authorized to repurchase up to a total of 8.0 million shares of its common stock through March 1996 on the open market or in privately negotiated transactions, if market conditions make it attractive to do so.

During 1992 Wheelabrator declared cash dividends totaling $0.04 per common share, of which $0.03 per share was paid in 1992 and $0.01 per share was paid in January 1993. Additionally, during 1993 the Company declared and paid cash dividends totaling $0.08 per common share.

PREFERRED STOCK Wheelabrator is authorized to issue 50.0 million shares of preferred stock, none of which was issued or outstanding at December 31, 1993.

NOTE 5 - LONG-TERM PROJECT DEBT AND LEASE COMMITMENTS

Long-term debt related to Wheelabrator's projects is as follows:

                                                                December 31,
                                                             ------------------
                                                               1992      1993
Industrial development revenue bonds due 1994
  to 2010 at rates of 2.5%-10.5%                             $782,505  $709,027

Private placement bonds due 1994 to 2008 at rates
  of 10.64%-13.875%                                            36,849    34,121

Project financing from syndicates of commercial
  banks due 1994 to 2000 at rates of 1.5%
  above LIBOR                                                  42,636    38,309

Secured notes payable related to coal-handling facilities
  due 1994 to 2000 at rates of 9%-9.875%                       32,980    29,155
                                                             --------  --------
                                                              894,970   810,612

Less:  Current portion                                         37,345    33,754
                                                             --------  --------
  Total long-term project debt                               $857,625  $776,858
                                                             ========  ========

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

The aggregate fair market value of Wheelabrator's long-term debt was approximately $1,043,000 and $978,400 on December 31, 1992 and 1993,
respectively. The fair value of the Company's long-term debt was determined by discounting future cash flows at the quoted or estimated current rate applicable to each type of debt.

At December 31, 1993 long-term debt was collateralized by property, plant and equipment with a net book value of approximately $894.4 million and approximately $88.3 million of investments held by trustees. Investments held by trustees typically represent proceeds of long-term debt related to trash-to-energy and independent power projects. These amounts generally consist of reserve funds maintained pursuant to project financing agreement requirements. The investments are held in trust, and use by the Company is restricted.

Financing for certain trash-to-energy facilities currently operated by the Company has been provided through sale and leaseback transactions arranged in previous years. The leases are classified as operating leases, with lease expense being recognized on a straight-line basis over the base and bargain renewal periods of each agreement. Timing differences between lease payments and financial statement lease expense are included in other assets in the consolidated balance sheets. Gains realized on the sale transactions are included in deferred income in the consolidated balance sheets and are being amortized over the terms of the respective leases.

Principal payments on project debt and non-cancelable operating lease payments for operating and office facilities at December 31, 1993 are due as follows:

                  Project        Operating
                    Debt           Leases
                  --------       ----------
1994              $ 33,754       $   80,046
1995                36,317           84,814
1996                39,974           83,785
1997                43,166           85,704
1998                47,255           86,790
Thereafter         610,146          838,520
                  --------       ----------
  Total           $810,612       $1,259,659
                  ========       ==========

The Company capitalized net interest expense of $26.9 million, $2.2 million and $10.0 million during 1991, 1992 and 1993, respectively, in connection with various projects under construction.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

Resco Holdings Inc. ("Resco"), a wholly owned subsidiary of Wheelabrator, and Allied-Signal Inc. ("Allied Signal") are parties to an agreement which provides for specific credit support by Allied-Signal for certain of Resco's trash-to-energy project subsidiaries. Under the agreement, Allied-Signal may require Resco to refinance, without Allied-Signal credit support, indebtedness of supported trash-to-energy projects if it is economical (as defined in the agreement) to do so. Resco and certain of its subsidiaries have agreed to reimburse Allied-Signal for all amounts which may be paid by it under the agreement or various related credit support obligations. No support payments have been made by Allied-Signal as of December 31, 1993.

Resco is also required to maintain a minimum level of tangible net worth (approximately $549.8 million as of December 31, 1993). As of December 31, 1993, Resco was in compliance with this provision. Resco has agreed not to declare or pay any cash dividends to the Company at any time Resco's tangible net worth is less than the required amount. Resco owns substantially all of the net operating assets of the Company except certain net assets including cash and investments. The Company has the ability to pay cash dividends using assets other than those restricted within Resco.

NOTE 6 - STOCK AND BENEFIT PLANS

EQUITY PURCHASE PROGRAM In 1986, Wheelabrator established the Equity Purchase Program which authorized the issuance and sale of shares of Wheelabrator common stock to key corporate managers. The Equity Purchase Program also provided that Wheelabrator lend participants 90 percent of their purchase price. All of such loans matured and were repaid with interest during 1992. No additional shares may be issued under the Equity Purchase Program.

STOCK OPTION PLANS Wheelabrator's Stock Option Plans provide for the grant of non-qualified options to purchase shares of the Company's common stock at a price equal to fair market value at the time of grant.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

The status of the plans (including predecessor plans under which options remain outstanding) through December 31, 1993 was as follows:

                                        Shares     Option Price
                                        ------     -------------
January 1, 1991
      Outstanding                        6,125   $ 3.87 - $ 9.24
      Available for future grant         1,548        -        -
                                        ------

1991: Granted                            1,556   $11.90 - $13.35
      Exercised                         (1,341)  $ 3.87 - $13.35
      Cancelled                           (100)  $ 3.87 - $13.35
      Additional shares reserved
       for future grant                    300        -        -
                                        ------
December 31, 1991
      Outstanding                        6,240   $ 3.87 - $13.35
      Available for future grant           392        -        -
                                        ------

1992: Granted                            1,584   $13.55 - $15.75
      Exercised                         (2,211)  $ 3.87 - $11.94
      Cancelled:
        Predecessor plans                  (91)  $ 7.76 - $11.90
        Current plans                      (58)           $15.75
      Predecessor plan shares cancelled
       upon initiation of 1992 plan       (152)       -        -
      Additional shares reserved for
       future grant under current plans  7,000        -        -
                                        ------
December 31, 1992
      Outstanding                        5,464   $ 3.87 - $15.75
      Available for future grant         5,714        -        -
                                        ------

1993: Granted                              673   $17.69 - $20.65
      Exercised                         (1,031)  $ 3.87 - $15.75
      Cancelled:
        Predecessor plans                  (14)           $11.90
        Current plans                      (46)  $14.25 - $20.65
                                        ------
December 31, 1993
     Outstanding                         5,046   $ 3.87 - $20.65
                                        ======
     Available for future grant          5,087        -        -
                                        ======
     Exercisable at end of year          3,163   $ 3.87 - $15.75
                                        ======

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

Outstanding options generally have a term of seven years from the date of the grant and expire at various dates through December 17, 2000.

SAVINGS AND RETIREMENT PLAN Substantially all employees are participants in the Wheelabrator Savings and Retirement Plan, which is a qualified defined contribution plan consisting of a savings account component (the "Savings Account") and a retirement account component (the "Retirement Account"). Under the terms of the Savings Account, eligible employees of the Company may elect to contribute a portion of their annual compensation not to exceed 16 percent. The Company is required to match a minimum of 30 percent of the first six percent of salary contributed by an employee. Under the terms of the Retirement Account, eligible employees of the Company receive an annual contribution equal to a minimum of three percent of their eligible earnings. Employees vest in Company contributions and the associated earnings in the Savings Account at 20 percent per year and in the Retirement Account after five years. Wheelabrator's contributions to such plans during 1991, 1992 and 1993 amounted to approximately $12.9 million, $16.3 million and $15.8 million, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS The Company provides certain postretirement benefits other than pensions, which are primarily health care benefits offered to a limited number of former employees. The majority of the Company's active employees will not receive postretirement benefits other than pensions.

The Company implemented FAS 106 on the immediate recognition basis effective January 1, 1992. FAS 106 required a change from accounting for postretirement benefits other than pensions from a cash to an accrual basis. Excluding the one-time pretax charge of approximately $44.9 million ($29.0 million, or $0.16 per share, after tax), the adoption of FAS 106 did not have a significant effect on earnings for the year ended 1992. The service and interest components of the net periodic cost of postretirement benefits other than pensions were $0.2 million and $3.1 million , respectively, in 1992 and $0.1 million and $2.6 million, respectively, in 1993.

 The following sets forth the plans' funded status reconciled with amounts reported in the Company's consolidated balance sheets:

                                                December 31,
                                              ----------------
                                                1992     1993
Accumulated postretirement benefit
  obligation (APBO):
   Retirees                                   $41,110  $43,113
   Fully eligible active plan participants      2,297      623
   Other active plan participants               1,798      789
                                              -------  -------
   Total APBO                                  45,205   44,525
Unrecognized:
   Prior service cost                               -      347
   Gain/(loss)                                      -   (2,658)
                                              -------  -------
   Accrued postretirement benefit
     liability                                $45,205  $42,214
                                              =======  =======

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

For measurement purposes, a 12 percent annual rate of increase in the per capita cost of covered health care claims was assumed for 1992, decreasing by
0.5 percent annually to 7.5 percent in 2001 and remaining at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $3.9 million and increase the aggregate of the service and interest cost components of net periodic post retirement benefit cost for 1993 by $0.2 million. The weighted average discount rate used in determining the accumulated post retirement benefit obligation was eight percent in 1992 and seven percent in 1993 based on expected payout patterns.

NOTE 7 - ADDITIONAL FINANCIAL INFORMATION

The allowance for doubtful accounts amounted to $14.2 million and $9.3 million as of December 31, 1992 and 1993, respectively.

The following is a summary of inventories, which are valued at the lower of first-in, first-out cost or market and are included in other current assets:

                                            December 31,
                                       ----------------------
                                         1992           1993

Raw materials                          $ 5,636        $ 5,256
Work in process                          7,944          7,531
Finished goods                          12,371         10,343
                                       -------        -------
                                       $25,951        $23,130
                                       =======        =======

Also included in other current assets are spare parts and supplies of $20,875 and $24,422 as of December 31, 1992 and 1993, respectively.

The following is a summary of property, plant and equipment:

                                            December 31,
                                       ----------------------
                                          1992         1993

Land                                   $   55,760  $   53,403
Land options                              285,807     285,807
Machinery and equipment                   990,824   1,076,576
Buildings and improvements                252,969     223,463
Construction-in-progress                  111,595     247,387
Less: accumulated depreciation           (201,714)   (232,716)
                                       ----------  ----------
                                       $1,495,241  $1,653,920
                                       ==========  ==========

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

The following is a summary of accrued liabilities:

                                                      December 31,
                                                 ----------------------
                                                   1992          1993
Wages, salaries and benefits                     $ 59,978      $ 30,493
Tax sharing agreement                              50,000             -
Warranty reserves                                  20,729        11,563
Interest and lease expense                         56,041        43,793
Insurance and professional                         16,569        12,625
Other                                             100,930        98,649
                                                 --------      --------
                                                 $304,247      $197,123
                                                 ========      ========

Certain additional financial data are presented below:

                                            Years Ended December 31,
                                        -------------------------------
                                         1991        1992         1993
Maintenance and repair expense          $51,342     $48,106     $48,618
Research and development expense          3,891       2,574       4,073
Rent expense                             76,361      88,358      71,442

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company has issued or is a party to approximately 180 bank letters of credit, performance bonds and other guarantees. Such guarantees (averaging $2.0 million each), are given in the ordinary course of business. Management does not expect these guarantees will have a material adverse effect on the financial position or results of operations of the Company. On February 16, 1994, a Connecticut Superior Court judge issued a decision on appeals of the Connecticut Department of Environmental Protection's ("DEP") issuance of a permit to construct the Lisbon, Connecticut trash-to-energy facility currently being built by Wheelabrator. In the ruling, the judge agreed with the Company's position on all issues raised in the appeals but remanded the permit back to the DEP for further proceedings on an uncontested permit condition that requires the Lisbon facility to dispose of only Connecticut waste. The Company intends to pursue aggressively favorable resolution of this permit remand through appropriate judicial and regulatory procedures. Although Wheelabrator believes that the probability of an adverse determination as a result of the judge's remand order is remote, such a determination could result in the permanent termination of facility construction. Through a guarantee agreement with the Eastern Connecticut Resource Recovery Authority, the facility's owner, such a consequence may require the Company to redeem the debt issued to finance the facility. In the unlikely event this were to occur, the resulting payments could have a material adverse impact on the Company's financial condition and results of operations.

There are various lawsuits and claims pending against Wheelabrator which have arisen in the normal course of Wheelabrator's business and relate mainly to matters of product liability, personal injury and property damage. The outcome of these matters is not presently determinable, but in the opinion of management, based on the advice of counsel, the ultimate resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

            ------------------------------------------------------

NOTE 9 - SEGMENT AND GEOGRAPHIC INFORMATION

During 1991 and 1992 the Company conducted business in two principal industry segments: Environmental Operations and Environmental and Infrastructure Engineering Services.

The businesses within the Environmental Operations segment are principally involved in providing clean energy through trash-to-energy and independent power facility ownership and operation, providing clean water and wastewater products and services including municipal water and wastewater treatment facility operation, biosolids management and industrial water and wastewater management, and providing clean air quality control systems designed for industrial and utility applications. The Environmental and Infrastructure Engineering Services segment provided environmental engineering, architectural, scientific and photogrammetric services, as well as industrial process design and engineering project management services. Intersegment revenues were at prices which approximate market and were not material.

Effective January 1, 1993, Wheelabrator contributed the businesses that constituted its Environmental and Infrastructure Engineering Services segment along with certain other assets to form, in part, Rust (see Note 2). As a result, during 1993 the Company conducted business solely within the Environmental Operations industry.

Wheelabrator has foreign operations, primarily in Canada and Europe. Foreign assets, results of operations and export revenues are not significant.

                                            Environmental and
                                             Infrastructure
                             Environmental     Engineering
                              Operations        Services         Total
                             -------------  -----------------  ----------
1991
- ----
Revenue                         $  775,673      $397,776       $1,173,449
Operating expenses                 540,969       365,257          906,226
Selling and
  administrative expenses           92,533        25,908          118,441
                                ----------      --------       ----------
Income from operations          $  142,171      $  6,611       $  148,782
                                ==========      ========       ==========
Identifiable assets
  (at year-end)                 $2,014,784      $168,914       $2,183,698
                                ==========      ========       ==========
Depreciation and
  amortization expense          $   35,776      $  4,570       $   40,346
                                ==========      ========       ==========
Capital expenditures            $  125,119      $  4,725       $  129,844
                                ==========      ========       ==========

1992
- ----
Revenue                         $  928,313      $554,741       $1,483,054
Operating expenses                 636,126       472,654        1,108,780
Selling and
  administrative expenses           90,567        57,788          148,355
                                ----------      ========       ----------
Income from operations          $  201,620      $ 24,299       $  225,919
                                ==========      ========       ==========
Identifiable assets
  (at year-end)                 $2,437,368      $318,734       $2,756,102
                                ==========      ========       ==========
Depreciation and
  amortization expenses         $   58,410      $  9,469       $   67,879
                                ==========      ========       ==========
Capital expenditures            $  100,561      $ 47,464       $  148,025
                                ==========      ========       ==========


. Identifiable assets exclude unallocated corporate assets of $560.0 million and $241.0 million at year-end 1991 and 1992, respectively.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

 NOTE 10 - SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                               First         Second       Third         Fourth    Full Year
                              --------      --------     --------      --------   ----------
1992
- ----
Revenue                       $321,382      $359,268     $381,953      $420,451   $1,483,054
Operating expenses             246,739       264,324      282,450       315,267    1,108,780
Net income before
  cumulative effects of
  accounting changes            26,593        79,214(2)    33,399        37,176      176,382
Net income (loss)              (15,637)(1)    79,214       33,399        37,176      134,152(1)
Earnings per common share:
 Before cumulative
  effects of
  accounting changes              0.14          0.42(2)      0.18          0.20         0.94
 Net income (loss)               (0.09)(1)      0.42         0.18          0.20         0.71(1)
Weighted average common
 shares outstanding            186,600       188,600      187,000       188,000      188,200
Market price
 High                          18 5/16      15 15/16       17 1/8        19 1/2       19 1/2
 Low                          14 15/16            13           13       15 5/16           13


1993
- ----
Revenue                       $245,525      $279,978     $283,882      $332,834   $1,142,219
Operating expenses             171,706       193,643      194,619       232,751      792,719
Net income                      33,408        49,800(3)    35,734(4)     44,160      163,102
Net income per common share       0.18          0.26(3)      0.19(4)       0.23         0.86
Weighted average common
 shares outstanding            188,300       188,500      188,900       189,700      188,900
Market price
 High                           23 1/2        21 1/4           20        18 1/8       23 1/2
 Low                            18 1/8        17 5/8       14 3/4        14 5/8       14 5/8

(1) Reflects cumulative effect of accounting changes.  See Note 1.
(2) Includes gain related to WM International IPO.  See Note 2.
(3) Includes gain from issuance of stock by equity investee.  See Note 2.
(4) Reflects increase in U.S. federal income taxes under the Omnibus Budget Reconciliation Act of 1993. See Note 3.