Form 10-K405, Exhibit 13
WHEELABRATOR TECHNOLOGIES INC /DE/
filed 1995-03-29
CIK 790159

                                                                    Exhibit 13.1

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                 ---------------------------------------------


Prior to January 1, 1993, Wheelabrator Technologies Inc. ("Wheelabrator" or the "Company") conducted business in two industry segments: Environmental Operations and Environmental and Infrastructure Engineering Services. The businesses within the Environmental Operations segment are principally involved in providing clean energy through trash-to-energy and independent power facility ownership and operation, in providing clean water products and services to industrial and municipal clients, including process systems and equipment for water and wastewater management, water and wastewater treatment facility operation and biosolids management, and in providing clean air through a broad range of air quality control systems and equipment designed for industrial and utility applications.

Pursuant to an agreement with Chemical Waste Management, Inc. ("CWM") and The Brand Companies, Inc. ("Brand"), effective January 1, 1993, Wheelabrator contributed the businesses that constituted its Environmental and Infrastructure Engineering Services segment along with certain other assets to form, in part, Rust International Inc. ("Rust"), a new environmental consulting, site remediation, and engineering and construction company. In early May 1993, Brand was merged into a subsidiary of Rust. The Brand merger involved issuance of additional shares of Rust common stock to acquire certain outstanding Brand shares and reduced Wheelabrator's ownership of Rust from the approximately 42 percent originally held by the Company to approximately 40 percent. (See Note 2 of the Notes to Consolidated Financial Statements.)

The Rust transaction has no effect on Wheelabrator's 1992 and prior historical financial statements. The Company has accounted for its investment in Rust using the equity method, which resulted in a reduction of revenue, operating expenses and selling and administrative costs for 1993 and thereafter when compared to years prior to the Rust transaction. Wheelabrator's share of Rust's 1993 and 1994 net income is included in equity in earnings of affiliates.

RESULTS OF OPERATIONS
---------------------

The following discussion and analysis of the Company's results of operations focuses on the operating results of Wheelabrator's current lines of business and, as such, is based on proforma 1992 results that assume the Rust transaction had occurred on January 1, 1992, and historical 1993 and 1994 results. Proforma information for 1992 is set forth in Note 2 of the Notes to Consolidated Financial Statements.

Comparative operating results are summarized below (in millions):

                                     Years Ended December 31,
                                    --------------------------
                                     1992     1993      1994
                                    ------  --------  --------

          Revenue                   $928.3  $1,142.2  $1,324.6
          Operating expenses         633.6     792.7     915.2
          Selling and
           administrative expenses    97.9     107.3     119.4
                                    ------  --------  --------
          Income from operations    $196.8  $  242.2  $  290.0
                                    ======  ========  ========

1993 COMPARED WITH 1992
-----------------------

Revenue increased $213.9 million to $1,142.2 million in 1993, which represents an increase of 23 percent compared to 1992's proforma results. Approximately 40 percent of this growth came from water and air quality control companies acquired during 1992 and 1993, 30 percent was attributable to successful project development efforts, and the remaining 30 percent came from existing businesses.

Energy business revenue grew $43.4 million or 8 percent during 1993. The full year impact of the 2,250 ton per day North Broward County, Florida, trash-to-energy facility, which commenced operations in the second quarter of 1992, and construction revenue from the Lisbon, Connecticut, trash-to-energy facility being built by Wheelabrator for the Eastern Connecticut Resource Recovery Authority ("ECRRA") provided half of this growth. Construction began in the third quarter of 1993 on the Lisbon facility, which will be operated by the Company under a long-term contract with ECRRA following completion in mid-1995. (See Note 8 of the Notes to Consolidated Financial Statements.) The balance of energy business revenue growth came from increased tonnage at certain trash-to-energy facilities with related increases in trash disposal and electrical generation revenue. Pricing for non-contract, or spot, trash disposal remained, on average, at approximately 1992 levels. The portion of the Company's total revenue contributed by energy decreased from 59 percent in 1992 to 52 percent in 1993.

Revenue from Wheelabrator's water businesses increased $91.3 million or 33 percent during 1993 and provided 32 percent of total 1993 revenue compared to 30 percent the prior year. The third quarter 1993 start of commercial operations at the Company's New York Organic Fertilizer Company ("NYOFCO") biosolids pelletizer facility, located in New York City, accounted for approximately 45 percent of the revenue increase. Acquisitions were responsible for an additional 53 percent of water business growth, and existing operations provided the balance. Water businesses acquired in 1992 and 1993 significantly expanded Wheelabrator's capabilities to meet the water and wastewater management needs of industrial customers and provided entry into certain regional biosolids markets as well as additional wastewater treatment technology and process know-how. The sluggish domestic economy and European recession resulted in slow revenue expansion at existing water equipment businesses during 1993.

Air business revenue increased $79.2 million or 75 percent compared to 1992 and represented 16 percent of the Company's 1993 revenue versus 11 percent the prior year. The full year impact of 1992 acquisitions, which expanded air product offerings to include volatile organic compound ("VOC"), odor control, and continuous emission monitoring equipment and technology, accounted for half of this growth. The remaining air business revenue increase was attributable to execution of contracts, principally for flue gas scrubbers, associated with the Phase I requirements of the Clean Air Act Amendments of 1990 (the "CAAA").

Wheelabrator's overall gross margin increased $54.8 million in 1993 compared to the proforma 1992 amount but decreased as a percentage of revenue to 30.6 percent from 31.7 percent in the prior year. This percentage decline primarily reflected the effect of changes in the Company's business mix brought about by the rapid growth of air and water operations. In part because they are less capital intensive, these businesses typically have lower gross margins than the Company's energy operations. Increased competition in the biosolids and municipal water and wastewater treatment plant operation markets also resulted in lower margin contract renewals and awards, while general economic conditions limited the Company's ability to pass along increased costs for its air and water quality control equipment. Selling and administrative expenses increased $9.4 million compared with proforma 1992 levels but decreased as a percentage of revenue to 9.4 percent in 1993 compared to 10.5 percent the previous year. This decline was attributable to integration of acquired companies into existing businesses, to Company-wide administrative cost containment efforts, and to spreading the fixed component of selling and administrative costs over a larger revenue base.

Interest expense decreased $11.1 million in 1993, despite the full year impact of interest costs associated with the North Broward County trash-to-energy facility, due to the early retirement of certain outstanding long-term project debt and increased capitalization of interest costs related to major projects under construction. The $16.4 million decline in 1993 interest earnings resulted from lower cash balances and interest rates when compared to the prior year.

The Company recognized a $7.7 million nontaxable gain in 1993 related to Rust's issuance of additional shares in connection with the Brand merger. (See Note 2 of the Notes to Consolidated Financial Statements.) Prior year results include a similar nontaxable gain of $47.0 million associated with the initial public offering ("IPO") of shares by Waste Management International plc ("WM International"). Proforma 1992 results also include a $19.5 million nonoperating gain related to Wheelabrator's equity interest in a similar gain recognized by Rust in connection with WM International's IPO.

Wheelabrator's equity in the operating earnings of its WM International and Rust affiliates increased compared to proforma prior year results due to internal growth and acquisitions at Rust. As a result of adverse foreign currency translation effects, WM International's contribution to equity earnings declined versus 1992 despite substantially increased local currency earnings. (See "Derivatives" discussion.)

The Company's 1993 income tax provision included a $6.5 million increase in deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), as a result of the August enactment of the Omnibus Budget Reconciliation Act of 1993 ("OBRA"). (See Note 3 of the Notes to Consolidated Financial Statements.)

Excluding the above-mentioned 1992 and 1993 nonoperating gains from affiliate stock transactions and the 1993 deferred tax provision adjustment, net income for 1993 increased 29 percent to $161.9 million, or $0.86 per share, compared with proforma 1992 income before accounting changes of $125.5 million, or $0.67 per share. Net income for 1992 reflects one-time charges totaling $42.2 million, or $0.23 per share, relating to the adoption, effective January 1, 1992, of two new accounting standards: Statements of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS 106"), and FAS 109. Adopting FAS 106 resulted in a one-time cumulative after-tax charge of approximately $29.0 million, or $0.16 per share. The adoption of FAS 109 resulted in a one-time cumulative charge of approximately $13.2 million, or $0.07 per share. The FAS 109 charge resulted primarily from increasing previously discounted deferred taxes, a method not permitted under FAS 109. Operating results for 1992 were not significantly impacted by these two accounting changes. (See Notes 3 and 6 of the Notes to Consolidated Financial Statements.)

1994 COMPARED WITH 1993

Consolidated revenue grew $182.3 million to $1,324.6 million in 1994, which represents a 16 percent increase over the prior year. Businesses acquired in 1993 and 1994 contributed approximately 47 percent of the revenue growth, while incremental operating and construction revenue from new energy and water development projects accounted for the remainder. Overall, revenue from existing businesses was flat in 1994 compared to 1993 largely because of an expected decline in CAAA-related work and delays in discretionary air and water equipment purchases by municipal and industrial customers.

Revenue from energy businesses grew $96.2 million or 16 percent in 1994 and constituted approximately 52 percent of Wheelabrator's total revenue. The third quarter 1994 commencements of commercial operations at the Falls Township trash-to-energy facility located near Philadelphia, Pennsylvania, and the wood waste, scrap tire, and landfill gas-fired Ridge Generating Station in Polk County, Florida, provided slightly over 25 percent of energy's growth. Construction revenue recognized on the Lisbon trash-to-energy facility provided approximately an additional 50 percent of the increase. Superior plant operating performances, particularly by the Company's existing independent power facilities, coupled with a shift in the mix of waste received at the trash-to-energy plants from lower-priced spot tons to generally higher-priced contract municipal tons accounted for the remainder. The economic recovery was the primary reason for the additional municipal receipts. Spot disposal fees remained at approximately 1993 levels throughout the year.

Wheelabrator's 1994 water business revenue grew $104.5 million or 29 percent from the prior year and provided 35 percent of total revenue. Acquisitions contributed nearly 80 percent of this growth. Companies purchased in 1994 expanded Wheelabrator's presence in the industrial water and wastewater treatment markets both domestically and internationally and also increased the breadth of the Company's technology and product offerings. The balance of the revenue increase came from the full year impact of the NYOFCO biosolids pelletizer facility, which began commercial operations in the third quarter of 1993. Increased 1994 revenue from sales of water process systems and equipment to industrial customers was offset by a decline in revenue from the Company's water, wastewater, and biosolids contract service operations and curtailed equipment procurement by municipal customers. Increased competition, particularly in the municipal water and wastewater treatment plant operations market, was responsible for the decrease in contract service revenue.

Air-related revenue fell $18.3 million or ten percent in 1994 compared to 1993, primarily because of an expected lull in air pollution control retrofit activity by utilities between Phases I and II of the CAAA. In addition, many industrial customers delayed awards for VOC and odor control equipment in response to the uncertain economy and to rule-making delays and limited enforcement activities by the U.S. Environmental Protection Agency ("EPA"). Air businesses accounted for 13 percent of Wheelabrator's 1994 revenue.

The Company's gross margin increased $59.8 million during 1994 and represented
30.9 percent of revenue.   The slight percentage improvement over 1993 was
caused by the improved operating performance of certain energy plants and the addition of the NYOFCO facility. These gains were offset, in part, by general, competition-related margin declines in the contract service water businesses and continuing pricing pressures from air and water product customers. Selling and administrative costs increased $12.1 million compared to the prior year but decreased as a percent of revenue by 0.4 percentage points to 9.0 percent. Acquisition integration activities, particularly within the Company's air businesses, on-going cost containment initiatives, and revenue growth in excess of associated selling and overhead cost increases led to the improvement.

Interest expense declined $12.0 million compared to 1993 principally as a result of lower outstanding debt principal, the March 1994 refinancing of the $113.0 million of project debt associated with the Company's Westchester County, New York, trash-to-energy facility, and increased capitalization of interest costs related to projects under construction. Two major energy projects began commercial operations during the third quarter of 1994, and accordingly, related interest capitalization ceased and interest expense increased during the fourth quarter. Interest income for 1994 was $4.0 million lower than 1993 due largely to lower cash balances throughout the year.

Equity income from Wheelabrator's investment in WM International increased $1.4 million or 11 percent compared to 1993 because of improved local currency earnings and favorable exchange rate movements. (See "Derivatives" discussion.) The Company's equity in the earnings of its Rust affiliate decreased $12.2 million in 1994 due to an earnings decline at Rust caused by a shift in business mix to lower margin work, customer postponement of certain project awards and start-ups, and a special charge related to the discontinuance and consolidation of certain of Rust's operations. The special charge reduced Wheelabrator's equity in Rust's earnings by approximately $2.2 million.

Excluding the 1994 Rust charge, the 1993 non-operating gain from the Rust stock transaction, and the 1993 deferred tax impact of OBRA, the Company's net income rose 15 percent in 1994 to $187.1 million or $0.99 per share, compared with $161.9 million or $0.86 per share for the prior year.

Wheelabrator expects its 1995 earnings growth will not exceed ten percent because of slow growth in domestic trash-to-energy and independent power markets and a continued shift in its business mix into lower margin air and water markets.

In May 1994, the U.S. Supreme Court ruled that residual ash from the combustion of municipal solid waste is not exempt from federal hazardous waste regulations. The EPA and most states had previously taken the position that residual ash was exempt from such regulation pursuant to the Clarification of Household Waste Exclusion contained in the Resource Conservation and Recovery Act. As a result of the Supreme Court's decision, the EPA announced that ash from combustion of municipal solid waste is subject to regulation as a hazardous waste if it exhibits hazardous characteristics, thereby requiring it to be characterized and disposed of appropriately. The EPA also announced that it will clarify the application of land disposal restrictions in the event ash must be disposed of as a hazardous waste. In response to this situation, the Company installed its patented WES-Phix(R) technology at all of its trash-to-energy facilities not previously subject to characterization requirements and, as a result, continues to manage its residual ash as non-hazardous waste. Incremental capital and operating expenditures required to treat, test, and dispose of residual ash at the impacted facilities, net of expected contractual reimbursements from customers, have not had and are not expected to have a material adverse impact on Wheelabrator's financial condition or results of operations.

Also in May 1994, the U.S. Supreme Court ruled that state and local governments may not restrict the free movement of trash in interstate commerce through the use of flow control laws. Such laws typically involve a municipality specifying the disposal site for all solid waste generated within its borders. Since the ruling, legislation has been proposed to effectively grandfather existing flow control mandates. The Company has experienced no tonnage decreases as a result of the Supreme Court's ruling. Regardless of whether such legislation is passed, management does not believe the decision will have a material adverse impact on its financial condition or results of operations.

ENVIRONMENTAL MATTERS

The majority of Wheelabrator's businesses are intrinsically connected with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its activities, with the need to expend funds for environmental protection and remediation, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its goods and services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation. However, the Company believes that in general it benefits from increased government regulation, which increases the demand for its products and services, and that it has the resources and experience to manage environmental risk.

Estimated closure and post-closure monitoring costs associated with ash residue monofills for which the Company is responsible include items such as final cap and cover on the site, leachate management, and groundwater monitoring. These costs are recognized in proportion to use of the permitted capacity at such disposal sites. Such costs are estimated based on the technical requirements of EPA or applicable state regulations, whichever are stricter. The accruals for closure and post-closure costs relate to expenditures to be incurred after a monofill ceases to accept ash residue. To the extent similar costs are incurred during the active life of the site, they are expensed as incurred.

Wheelabrator has instituted procedures to periodically evaluate other potential environmental exposures. When the Company concludes it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary when additional information becomes available. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that future technological, regulatory or enforcement developments, results of environmental studies, or other factors could alter this expectation and necessitate the recording of additional liabilities, which could be material.

Wheelabrator has been notified by certain private parties that it may be potentially responsible for a portion of the remediation costs related to a certain state-listed remediation site currently undergoing a site assessment study. Although the Company has been requested by the private parties to share in these costs, no litigation has been filed and the Company has not been named as a potentially responsible party. At the present time, there is insufficient information available to estimate the remediation costs or the extent of Wheelabrator's responsibility, if any.

Wheelabrator also becomes involved, in the normal course of business, in judicial and administrative proceedings related to alleged violations of licenses, permits, law or regulations, or differing interpretations of applicable requirements. From time to time, the Company pays fines and penalties as a result of such proceedings. To date, such fines and penalties have not been material and, in the opinion of management, the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the business and properties of the Company, taken as a whole, or its financial position or results of operation.

DERIVATIVES

From time to time the Company uses foreign currency derivatives to mitigate the impact of currency fluctuations on its equity income from WM International and on certain specifically identified transactions. In addition, Wheelabrator is a party to an interest rate swap agreement that minimizes the impact of interest rate fluctuations on and is a required part of the project financing for its Frackville, Pennsylvania, independent power facility. Derivatives used are confined to simple instruments that do not involve multipliers or leverage and have not had and are not expected to have a material impact on the Company's financial statements. The use of and accounting for these derivative instruments, all of which are considered non-trading in nature, are discussed more fully in Note 1 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Principal uses of capital during the past several years were investments in new projects, acquisitions, repayment of long-term project debt, stock repurchases, and payments of previously recorded liabilities relating to federal income tax settlements for the period ended December 31, 1988. Wheelabrator believes it has access to sufficient capital resources to finance its working capital needs, project development activities, and capital expenditures along with future acquisitions. Operating cash flows or borrowings from WMX Technologies, Inc. ("WMX") pursuant to the Master Intercorporate Agreement between the Company and WMX may be utilized to meet short-term funding requirements. Pursuant to this agreement, Wheelabrator may borrow up to $100.0 million in excess of any amounts loaned to WMX until September 1995. As of December 31, 1994, there were $53.2 million of net borrowings outstanding under the terms of this agreement. Future needs for long-term capital are anticipated to be met by operating cash flows or by externally financing certain projects. Cash provided by operating activities, net of dividends, is expected to be approximately $300 million during 1995.

During 1994, construction was completed on a 1,500 tons per day trash-to-energy facility and associated recycling center in Falls Township, Pennsylvania, as was work on a wood waste, scrap tire, and landfill gas-fired power generating facility in Polk County, Florida. Both of these facilities began commercial operations in August. Additionally, the Company finished construction of a biosolids composting facility in Rochester, New Hampshire, that began operations in the first quarter and completed a biosolids pelletizer facility in Baltimore, Maryland, that began commercial operations in January 1995. During 1993, construction was completed on the NYOFCO biosolids pelletizer facility , which began commercial operations in August of that year after successfully completing its acceptance tests. Funding for the above projects was provided from the Company's available cash. Capital expenditures for new project construction totaled $81.3 million, $262.2 million, and $77.0 million in 1992, 1993, and 1994, respectively. Project-related capital investment in 1995 is anticipated to include construction of a second pelletizer installation in Baltimore along with several biosolids composting facilities and will require approximately $60 million of capital. Non-project capital expenditures totaled $66.7 million, $29.4 million, and $28.5 million in 1992, 1993, and 1994, respectively, and are expected to remain at approximately 1994 levels in 1995.

Wheelabrator's 1994 acquisitions included wastewater treatment operating contracts and nine businesses engaged in providing air and water quality-related environmental products and services and in manufacturing surface finishing equipment. Consideration totaled approximately 156 thousand shares of common stock and $25.8 million of cash. Five of these acquisitions are based in Europe and Southeast Asia and expand the Company's ability to penetrate global water process system markets as well as offer additional technologies domestically. Another company provides clean process water for Mexican industry. During 1993, the Company purchased seven businesses engaged in providing water and air quality-related environmental products and services as well as independent power in exchange for approximately 1.6 million shares of common stock and $15.0 million of cash. The Company acquired 17 businesses during 1992 that provide environmental engineering, biosolids management, and various clean air technologies. Seven of the 1992 acquisitions serve the air and water quality control markets, while the other ten were included in the businesses contributed to the formation of Rust. Wheelabrator paid cash and issued common stock of approximately $115.5 million and 6.8 million shares for these 1992 acquisitions. The proforma effect of the acquisitions made in 1992, 1993, and 1994 on the Company's results of operations is not material. Wheelabrator intends to continue its diversification through selected acquisitions of air and water quality control technologies and companies, both domestically and internationally.

In April 1994, the Company filed an updated "shelf" registration statement with the Securities and Exchange Commission covering 11.1 million shares of the Company's common stock for issuance in connection with future acquisitions.

Over the past several years, Wheelabrator has refinanced at lower interest rates or repaid prior to maturity certain of its existing project debt. The Company intends to continue such activities in those instances where it is economic to do so and permitted by the debt indentures. In the first quarter of 1993, the Company completed an escrow refinancing of approximately $154.3 million of long-term project debt underlying the sale leaseback financing of its Baltimore, Maryland, trash-to-energy facility. The benefit of this refunding, which reduced the interest rate on the debt from approximately ten percent to seven percent, is being recognized through lower lease payments over the remaining life of the operating lease term. In the third quarter of 1992, approximately $75.2 million of project debt related to its Saugus, Massachusetts, trash-to-energy facility was retired. In December 1994, the remaining $11.3 million of Saugus' private placement debt was retired. During the first quarter of 1993, Wheelabrator retired early, at par value, letter of credit secured debt of approximately $40.0 million related to its Westchester County, New York, trash-to-energy facility.

In March 1994, the Company completed a refinancing of the remaining $113.0 million of project debt associated with the Westchester County facility. The refinancing decreased the interest rate on this debt from approximately 10.25 percent to 5.6 percent. In conjunction with this transaction, the Company agreed to share one-half of the interest rate savings with Westchester County in exchange for certain agreements relating to the County's involvement in the retrofit of the facility to meet the requirements of the CAAA and a five-year extension of the solid waste disposal agreement with the County. Additionally, the County has agreed, subject to certain regulatory requirements and other conditions, to finance 80 percent of the retrofit costs. In turn, the Company has agreed to provide the funds necessary to pay the remaining costs for the retrofit. Wheelabrator began realizing the benefits of the refinancing in March 1994, while the costs associated with the facility retrofit are not expected to be incurred until the latter part of this decade. Taken together, these refinancing and retrofit activities are not expected to have a material impact on the Company's liquidity or results of operations.

Before the turn of the century, the air pollution control systems at certain other trash-to-energy facilities owned or leased by Wheelabrator will be required to be modified to comply with more stringent air pollution control standards such as those in the CAAA. Required compliance dates for affected facilities, including Westchester County, are not yet known because the EPA has not issued the final emission regulations and timetables required by the CAAA. Based on the draft emission standards issued to date as part of the CAAA rule-making process, currently available technologies will be adequate to meet the new standards. Although the expenditures required for such modifications are estimated to be in the $225 - $275 million range, they are not expected to have a material adverse effect on the Company's liquidity or results of operations because provisions in the impacted facilities' long-term waste supply agreements allow the Company to recover from customers the majority of incremental capital and operating costs.

Wheelabrator and Koll Real Estate Group, Inc. ("KREG", formerly The Bolsa Chica Company) are parties to a tax sharing agreement covering periods ending prior to December 31, 1988, during which Wheelabrator, KREG, The Henley Group, Inc. ("Henley"), and their respective affiliates were included in the same consolidated group for federal income tax purposes. In January 1993, the Internal Revenue Service ("IRS") completed an examination of Wheelabrator's consolidated federal income tax returns for the period 1986-1988. As a result of this examination and the Company's obligations pursuant to the tax sharing agreement, Wheelabrator made payments for taxes and interest of approximately $61.7 million in January 1993 and $29.8 million in April 1994. These liabilities had previously been recorded. The Company has no further obligations under the tax sharing agreement. Note 3 of the Notes to Consolidated Financial Statements provides additional details regarding resolution of the Company's obligations under the agreement.

During 1992 and 1994, the Company repurchased approximately 4.2 million and 3.3 million shares of its common stock for an aggregate cost of approximately $57.6 million and $47.6 million, respectively. No shares were repurchased in 1993. The Company is authorized to repurchase an additional 10.5 million shares of its common stock through March 1996 on the open market or in privately negotiated transactions provided market conditions make it attractive to do so.

Wheelabrator effected a two-for-one stock split through the issuance on January 7, 1993, of one additional share of common stock for each share outstanding on December 23, 1992. All share and per share amounts in this report have been adjusted to reflect the split for the periods presented. During 1992, Wheelabrator declared cash dividends totaling $0.04 per common share, of which $0.03 per share was paid in 1992 and $0.01 per share was paid in January 1993. Additionally, during 1993 and 1994, the Company declared and paid cash dividends totaling $0.08 and $0.10 per common share, respectively.

In September 1993, the two regional solid waste districts that together form the major customer of the Company's 200 tons per day trash-to-energy facility in Claremont, New Hampshire, filed for bankruptcy under Chapter 9 of the Federal Bankruptcy Code. Wheelabrator filed a motion to dismiss the bankruptcy in the belief that the districts' actions were an attempt to avoid settling a long-standing contract payment dispute and were otherwise without merit. In a ruling issued in February 1994, the United States Bankruptcy Court for the District of New Hampshire agreed with the Company's position and dismissed the districts' bankruptcy petition. This ruling has been appealed by the districts. Wheelabrator has made provision in its financial statements for the expected cost of these legal proceedings as well as the settlement of amounts in dispute. Further, even if the districts are successful, the impact on the Company's financial condition and results of operations will not be material.

In February 1994, a Connecticut Superior Court judge issued a decision on appeals of the Connecticut Department of Environmental Protection's ("DEP") issuance of Wheelabrator's permit to construct the $92 million Lisbon, Connecticut, trash-to-energy facility. In the ruling, the judge agreed with the Company's position on all issues raised in the appeals but remanded the permit back to the DEP for further proceedings on an uncontested permit condition that requires the Lisbon facility to dispose of only Connecticut waste. The Company continues to construct the facility as it pursues a favorable resolution of this permit remand through appropriate judicial and regulatory proceedings. As of December 31, 1994, the facility was 60 percent complete. Although Wheelabrator believes that the probability of an adverse determination as a result of the judge's remand order is remote, such a determination could result in the permanent termination of facility construction. Through a guarantee agreement with ECRRA, the facility's owner, such a consequence may require the Company to redeem the debt issued to finance the facility. In the unlikely event this were to occur, the resulting payments could have a material adverse impact on the Company's financial condition and results of operations.

WMX announced in the third quarter of 1994 that it was undertaking a comprehensive review of its operations, financial strategies, and organizational structure. While the review has not been completed, the objective of the study is to consider potential strategic actions that will enhance the long-term value of WMX and its majority-owned subsidiaries, including Wheelabrator.

FINANCIAL CONDITION

The Company's financial condition at December 31, 1994, compared to December 31, 1993, generally reflected the results of normal operating activities along with the use of funds for investments in new projects under construction, retirement of project debt, stock repurchases, and payment of a previously recorded federal income tax liability. During 1994, net property, plant, and equipment increased by approximately $26.1 million as a result of acquisition and project construction activities offset in part by depreciation. Scheduled and early debt retirements reduced project debt approximately $45.8 million from December 31, 1993, levels and successful refinancing activities reduced interest rates on $113.0 million of long-term debt maturing through July 2009. Acquisition activities increased goodwill, net of amortization, $24.8 million during 1994. In addition, other long-term liabilities were reduced by the payment of the Company's remaining $29.8 million obligation under the tax sharing agreement with Abex and KREG. Net working capital as of December 31, 1994, was a deficit of $10.2 million due largely to share repurchase-related short-term borrowings from WMX offsetting growth-related increases in receivables and inventories.