Form 10-K405, Exhibit 13
WHEELABRATOR TECHNOLOGIES INC /DE/
filed 1995-03-29
CIK 790159

                                                                    Exhibit 13.2


                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                     (000's omitted, except share amounts)

                                                                 December 31,
                                                           -----------------------
                                                             1993         1994
ASSETS
Current assets:
  Cash and cash equivalents                                $   36,719   $   36,133
  Receivables, net of allowance of $9,284 in 1993
    and $9,462 in 1994                                        188,241      230,433
  Inventories                                                  23,130       69,220
  Costs and earnings in excess of billings                     25,712       28,767
  Other current assets                                         61,554       64,220
                                                           ----------   ----------
    Total current assets                                      335,356      428,773

Property, plant and equipment, net                          1,653,920    1,680,002

Cost in excess of net assets of acquired businesses, net      205,886      230,711

Investments in affiliates                                     561,045      618,971

Other assets                                                  334,071      324,014
                                                           ----------   ----------
      Total assets                                         $3,090,278   $3,282,471
                                                           ==========   ==========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term project debt             $   33,754   $   29,213
  Due to WMX Technologies, Inc.                                     -       53,163
  Accounts payable                                             70,762      100,911
  Accrued liabilities                                         197,123      189,687
  Advance payments on contracts                                28,147       65,966
                                                           ----------   ----------
    Total current liabilities                                 329,786      438,940
                                                           ----------   ----------

Long-term project debt                                        776,858      735,646
                                                           ----------   ----------

Deferred income taxes                                         292,364      332,617
                                                           ----------   ----------

Deferred income                                               106,562       89,083
                                                           ----------   ----------

Other long-term liabilities                                   297,870      261,303
                                                           ----------   ----------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, par value $1.00 per share; 50,000,000            -            -
    authorized; none issued or outstanding
  Common stock, par value $0.01 per share;
    500,000,000 authorized;
    188,863,449 shares issued in 1993,
    189,545,407 shares issued in 1994                           1,888        1,895
  Capital in excess of par value                              874,580      877,428
  Cumulative translation adjustment                           (33,670)     (17,650)
  Treasury stock at cost; 43,127 shares in 1993,
    3,270,054 shares in 1994                                     (717)     (47,489)
  Retained earnings                                           444,757      610,698
                                                           ----------   ----------
    Total stockholders' equity                              1,286,838    1,424,882
                                                           ----------   ----------
      Total liabilities and stockholders' equity           $3,090,278   $3,282,471
                                                           ==========   ==========


     The accompanying notes are an integral part of these balance sheets.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                   (000's omitted, except per share amounts)

                                                      Years Ended December 31,
                                               --------------------------------------
                                                  1992          1993          1994

Revenue                                        $1,483,054    $1,142,219    $1,324,567
Operating expenses                              1,108,780       792,719       915,237
Selling and administrative expenses               148,355       107,276       119,380
Interest expense                                   75,569        64,484        52,454
Interest income                                   (34,656)      (18,278)      (14,250)
Equity in earnings of affiliates                  (15,365)      (44,809)      (34,081)
Gains from stock transactions of affiliates       (47,000)       (7,680)            -
Other income, net                                  (5,705)       (4,530)       (1,589)
                                               ----------    ----------    ----------
  Income before income taxes and cumulative
    effects of accounting changes                 253,076       253,037       287,416
Income tax provision                               76,694        89,935       102,521
                                               ----------    ----------    ----------
  Income before cumulative effects of
    accounting changes                            176,382       163,102       184,895
Cumulative effects of accounting changes:
  Postretirement benefits, net                    (29,010)            -             -
  Income taxes                                    (13,220)            -             -
                                               ----------    ----------    ----------
      Net income                               $  134,152    $  163,102    $  184,895
                                               ==========    ==========    ==========
Weighted average common and common
  equivalent shares outstanding                   188,200       188,900       189,900
                                               ==========    ==========    ==========
Earnings per common and common
  equivalent share:
  Before cumulative effects of accounting
    changes                                    $     0.94    $     0.86    $     0.97
  Cumulative effects of accounting changes:
    Postretirement benefits, net                    (0.16)            -             -
    Income taxes                                    (0.07)            -             -
                                               ----------    ----------    ----------
      Net income                               $     0.71    $     0.86    $     0.97
                                               ==========    ==========    ==========

  The accompanying notes are an integral part of these financial statements.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                -----------------------------------------------
                                (000's omitted)

                                                 Years Ended December 31,
                                             --------------------------------
                                               1992        1993        1994
OPERATING ACTIVITIES
Income before cumulative effects
 of accounting changes                       $176,382    $163,102    $184,895
Adjustments to reconcile net income
 to cash flows from operating activities:
   Depreciation and amortization               67,879      75,323      95,254
   Deferred income taxes                       61,604      61,477      48,909
   Undistributed earnings of affiliates       (15,365)    (44,809)    (34,081)
   Gains from stock transactions of
    affiliates                                (47,000)     (7,680)          -
   Deferred lease expense                     (10,540)     (7,349)     (7,530)
   Changes in assets and liabilities,
    net of effects of acquired and
    contributed businesses:
      Receivables, net                        (37,981)    (25,283)    (29,619)
      Inventories                              (8,863)      4,101      (9,517)
      Costs and earnings in excess of
       billings                               (30,601)     (9,174)     (1,736)
      Other current assets                    (14,138)    (26,971)     (2,826)
      Accounts payable                         (7,766)    (32,008)      9,849
      Accrued liabilities                      12,614     (22,666)    (19,653)
      Advance payments on contracts           (31,393)        380      (2,594)
      Other long-term liabilities               5,317      23,205     (46,854)
   Other, net                                  (4,258)    (27,267)     (9,017)
                                            ---------   ---------   ---------
   Net cash provided by operating
    activities                                115,891     124,381     175,480
                                            ---------   ---------   ---------

INVESTING ACTIVITIES
Capital expenditures                         (148,025)   (291,637)   (105,459)
Sale of property, plant and equipment             756       1,682       8,374
Investments held by trustees                   18,763       9,917       5,936
Cash paid for acquisitions, net of
 acquired cash                               (145,521)    (14,983)    (25,754)
Other, net                                      4,785       7,524      (5,623)
                                            ---------   ---------   ---------
   Net cash used for investing activities    (269,242)   (287,497)   (122,526)
                                            ---------   ---------   ---------

FINANCING ACTIVITIES
Additions to long-term project debt               652           -     112,985
Repayments of long-term project debt         (129,666)    (82,185)   (159,086)
Net borrowings from WMX Technologies, Inc.          -           -      53,163
Proceeds from exercise of stock options
 and Equity Purchase Program note
 repayments, net                               31,026       7,575       7,873
Dividends paid                                 (5,553)    (16,826)    (18,954)
Stock repurchase program                      (57,629)          -     (47,550)
Other, net                                      2,315           -      (1,971)
                                            ---------   ---------   ---------
   Net cash used for financing activities    (158,855)    (91,436)    (53,540)
                                            ---------   ---------   ---------
Decrease in cash and cash equivalents        (312,206)   (254,552)       (586)
Cash and cash equivalents at beginning of
 period                                       603,477     291,271      36,719
                                            ---------   ---------   ---------
Cash and cash equivalents at end of
 period                                     $ 291,271   $  36,719   $  36,133
                                            =========   =========   =========

Supplemental disclosure:
  Interest paid, net of amounts
   capitalized                              $  78,421   $  62,490   $  56,015
                                            =========   =========   =========
  Income taxes paid                         $  22,112   $  85,441   $  73,790
                                            =========   =========   =========

Significant noncash investing activities:
  Net assets contributed to Rust
   International Inc.                       $      -    $ 244,278   $      -
                                            =========   =========   =========
  Common stock issued for acquisitions      $  85,182   $  30,972   $   2,900
                                            =========   =========   =========
  Liabilities assumed in acquisitions       $  63,541   $  35,427   $  74,938
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

                                               Equity
                                 Capital in   Purchase    Cumulative
                         Common   Excess of    Program   Translation   Treasury   Retained
                         Stock    Par Value     Notes     Adjustment     Stock    Earnings      Total
--------------------------------------------------------------------------------------------------------
 Balance,
   December 31, 1991     $1,817    $704,639    $(4,524)     $ 19,537   $    --    $169,882   $  891,351

 Net income                 --          --         --            --         --     134,152      134,152
 Dividends declared
   ($0.04 per share)        --          --         --            --         --      (7,417)      (7,417)
 Foreign currency
   translation              --          --         --        (37,322)       --         --       (37,322)
 Exercise of stock
   options                    8      (3,004)       --            --      21,147        --        18,151
 Equity Purchase
   Program                  --          --       4,524           --         --         --         4,524
 Tax benefit from
   stock options and
   Equity Purchase
   Program                  --        8,351        --            --         --         --         8,351
 Stock issued for
   acquisitions              40      85,142        --            --         --         --        85,182
 Stock repurchases          --          --         --            --     (57,629)       --       (57,629)
 Treasury shares
   distributed for
   stock split              --      (36,482)       --            --      36,482        --           --
                         ------    --------   --------   -----------   --------   --------   ----------
 Balance,
   December 31, 1992      1,865     758,646        --        (17,785)       --     296,617    1,039,343

 Net income                 --          --         --            --         --     163,102      163,102
 Dividends declared
   ($0.08 per share)        --          --         --            --         --     (14,962)     (14,962)
 Foreign currency
   translation              --          --         --        (15,885)       --         --       (15,885)
 Exercise of stock
   options                    7       4,195        --            --           3        --         4,205

 Tax benefit from
   stock options            --        3,370        --            --         --         --         3,370
 Stock issued for
   acquisitions              16      30,707        --            --         249        --        30,972
 Treasury shares
   from acquisition
   adjustments              --          --         --            --        (969)       --          (969)
 Investment in Rust
   International Inc.       --       77,662        --            --         --         --        77,662
                         ------    --------   --------   -----------   --------   --------   ----------
 Balance,
   December 31, 1993      1,888     874,580        --        (33,670)      (717)   444,757    1,286,838

 Net income                 --          --         --            --         --     184,895      184,895
 Dividends declared
   ($0.10 per share)        --          --         --            --         --     (18,954)     (18,954)
 Foreign currency
   translation              --          --         --         16,020        --         --        16,020
 Exercise of stock
   options                    5       4,457        --            --       1,277        --         5,739
 Tax benefit from
   stock options            --        2,134        --            --         --         --         2,134
 Stock issued for
   acquisitions               2       2,898        --            --         --         --         2,900
 Treasury shares
   from acquisition
   adjustments              --          --         --            --        (499)       --          (499)
 Stock repurchases          --          --         --            --     (47,550)       --       (47,550)
 Investment in Rust
   International Inc.       --       (6,641)       --            --         --         --        (6,641)
                         ------    --------   --------   -----------   --------   --------   ----------
 Balance,
   December 31, 1994     $1,895    $877,428    $   --       $(17,650)  $(47,489)  $610,698   $1,424,882
                         ======    ========   ========   ===========   ========   ========   ==========

   The accompanying notes are an integral part of these financial statements.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
            (000's omitted in all tables except per share amounts)


NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

Wheelabrator, a majority-owned subsidiary of WMX, is a multi-faceted environmental services company involved in providing clean energy through trash-to-energy and independent power facility ownership and operation, in providing clean water products and services to industrial and municipal clients, including process systems and equipment for water and wastewater management, water and wastewater treatment facility operation and biosolids management, and in providing clean air through a broad range of air quality control systems and equipment designed for industrial and utility applications.

PRINCIPLES OF CONSOLIDATION The Company's financial statements are prepared on a consolidated basis and include the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated. Investments in affiliates the Company does not control are accounted for using the equity method after elimination of material interaffiliate transactions. Prior to January 1, 1993, the Company consolidated the financial results of certain businesses contributed to form, in part, Rust. Beginning in 1993, the Company's investment in Rust has been accounted for using the equity method (see Note 2).

REVENUE RECOGNITION The Company recognizes revenue from certain long-term engineering, equipment supply and construction contracts on the percentage-of-completion basis with estimated losses recognized in full when identified. All other revenue is recognized when services are rendered or products are shipped.

DEVELOPMENT AGREEMENT Through August 1994, the Company and WMX were parties to an agreement that provided for reimbursement by WMX of certain project development expenses incurred by Wheelabrator, subject to certain limitations. Wheelabrator billed WMX $6.9 million and $7.6 million under this agreement during 1993 and 1994, respectively.

FOREIGN CURRENCY Certain foreign subsidiaries' income statement accounts are translated at the average exchange rates in effect during the period, while assets and liabilities are translated at the rates of exchange at the balance sheet date. The resulting balance sheet translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange transaction gains and losses realized during 1992, 1993 and 1994 were not significant.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
             ------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS For purposes of the Consolidated Statements of Cash Flows, all highly liquid instruments purchased with an original maturity of three months or less, and investments with WMX, are considered to be cash equivalents.

Wheelabrator and WMX are parties to a Master Intercorporate Agreement which provides, among other things, for Wheelabrator to lend excess cash to WMX at interest rates at least as favorable as those Wheelabrator could otherwise obtain. Under the terms of this agreement, in the event Wheelabrator requires short-term cash for the conduct of its business and operations, WMX will make available to Wheelabrator, through September 1995, such amounts as Wheelabrator requires, up to a total of $100.0 million in excess of amounts loaned by Wheelabrator to WMX. In addition, a right of set-off exists for amounts owed by either Wheelabrator or WMX. As such, net amounts invested with WMX pursuant to this agreement are considered to be highly liquid cash equivalents and are included in cash and cash equivalents on the Company's Consolidated Balance Sheets. At December 31, 1993, the Company had net investments with WMX of approximately $14.9 million. As of December 31, 1994, the Company had net borrowings from WMX of $53.2 million under the terms of this agreement.

DERIVATIVE FINANCIAL INSTRUMENTS From time to time, the Company uses derivatives to manage currency and interest rate risk. The portfolio of such instruments (which are held for purposes other than trading) at December 31, 1994, is set forth below:

INTEREST RATE AGREEMENT As part of the long-term financing of the Company's Frackville, Pennsylvania, independent power facility, Wheelabrator was required to enter into an interest rate swap agreement to reduce the impact of changes in interest rates on the underlying variable rate term loans. Under the agreement, which expires at the end of 1995, Wheelabrator pays a fixed interest rate of
9.65 percent and receives floating interest rate payments from the counterparty at LIBOR over the term of the agreement without the exchange of the underlying notional amount. During 1994, Wheelabrator incurred $1.3 million of net interest expense under this agreement, which increased the effective interest rate on the related debt by approximately 4 percent. The $25 million notional amount of this agreement is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss.

While Wheelabrator is exposed to market risk to the extent that receipts and payments under this agreement are affected by market interest rates, the agreement was entered into to manage interest rate exposure on the underlying

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
             ------------------------------------------------------

project debt. Accordingly, differences paid or received under this agreement are included as part of interest expense over the life of the agreement.

CURRENCY AGREEMENTS During 1993 and 1994 the Company used foreign currency derivatives to mitigate the impact of currency fluctuations on its equity in the earnings of its WM International affiliate. Although the Company's purpose for using such derivatives was to hedge currency risk, they did not qualify for hedge accounting under generally accepted accounting principles and, accordingly, were marked to market at the end of each interim accounting period. The derivatives in place during 1994 consisted of offsetting put and call options with different strike prices. The Company receives or pays, based on the notional amount of the option, the difference between the average exchange rate of the hedged currency against the base currency and the average (strike price) contained in the option. Complex instruments involving multipliers or leverage are not used. While the Company may incur an expense in connection with these agreements, it will recognize an offsetting increase in the translation of foreign earnings from foreign investees. All options expired in December 1994. The gains and losses recognized on these collars during 1994 and on similar derivatives during 1993 were immaterial. Management carefully monitors market conditions and may enter similar agreements in the future when it is deemed beneficial.

In addition, Wheelabrator has sold an immaterial amount of German Deutschemarks, British Pounds, French Francs, Italian Lira and Austrian Schillings forward for delivery at various dates in 1995 to hedge foreign exchange exposure on specifically identified transactions. Gains or losses on these hedges are included in the measurement of the subsequent transaction. Where deemed advantageous, management will enter similar hedges in the future to mitigate foreign exchange exposure.

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company's financial instruments consist primarily of cash and cash equivalents, receivables, investments held by trustees, accounts payable and debt instruments. The book values of cash and cash equivalents, receivables, investments held by trustees and accounts payable are considered to be representative of their respective fair values. The aggregate fair market value of Wheelabrator's long-term debt was approximately $978.4 million and $828.3 million on December 31, 1993 and 1994, respectively. The fair value of the Company's long-term debt was determined by discounting future cash flows at the quoted or estimated current rate applicable to each type of debt. See Note 5 for the terms and carrying values of the Company's various debt instruments. The fair value of the Frackville interest rate swap was a

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
             ------------------------------------------------------

liability of approximately $1.9 million and $0.6 million on December 31, 1993 and 1994, respectively. The fair value of the interest rate swap was the estimated amount that the counterparty would have received to terminate the swap agreement at the balance sheet date and was calculated by applying current rates to the fixed and variable components of the swap agreement.

INVENTORIES Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment (including major improvements) are capitalized and stated at cost. Items of an ordinary maintenance or repair nature are charged directly to operating expense. The cost less estimated salvage value of property, plant and equipment (except for land and unutilized land options) is generally depreciated on a straight-line basis over estimated useful lives that range from 3 to 35 years.

The Company holds options to purchase or lease sites at existing or future WMX landfills for future trash-to-energy or other facilities. These land options are classified as property, plant and equipment. The option cost attributable to each utilized site will be allocated to a facility and amortized on a straight-line basis over the estimated useful life of the facility upon commencement of operations. During 1994, amortization began on $29.6 million worth of exercised land options as two facilities located on WMX sites commenced operations.

CAPITALIZED INTEREST The Company capitalizes interest on significant projects under construction in accordance with Statement of Financial Accounting Standards No. 34. Amounts capitalized and netted against interest expense in the Consolidated Statements of Income were $2.2 million in 1992, $10.0 million in 1993 and $12.1 million in 1994.

COST IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES The excess of cost over fair value of the net assets of acquired businesses ("goodwill") is amortized on a straight-line basis over a maximum of 40 years. The accumulated amortization balances for 1993 and 1994 were $10.0 million and $15.9 million, respectively. On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired businesses to generate current and expected future operating income in excess of unamortized goodwill.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
             ------------------------------------------------------

If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill. Such adjustments have not historically been material to the Company's financial statements.

DISPOSAL CREDITS The Company classifies disposal credits as other assets until applied against the cost of disposing of materials such as biosolids or ash residue from its trash-to-energy facilities at WMX landfills. These credits are charged to expense as utilized. On January 1, 1993, $30.0 million of the credits were contributed to Rust as part of the transaction discussed in Note 2. During 1993 and 1994 the Company utilized $1.9 million and $2.5 million of disposal credits and at December 31, 1993 and 1994, had approximately $36.7 million and $34.2 million of disposal credits remaining.

FACILITY MAINTENANCE ACCRUAL In order to match more consistently expenditures for major repair and overhaul activities with revenue, the Company follows a policy of accruing for major maintenance expenditures at its trash-to-energy and independent power facilities. Such accruals are based upon planned maintenance expenditures and are classified as current or noncurrent liabilities based on the expected timing of the expenditures.

INCOME TAXES Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable because of timing differences in the recognition of certain income and expense items for financial reporting and tax reporting purposes. The Company adopted FAS 109 effective January 1, 1992 (See Note 3). The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method to an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities, measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income taxes are not provided on undistributed earnings of affiliates because these earnings are considered to be permanently reinvested. Further, deferred income taxes are not provided on gains from stock transactions of affiliates because the Company in conjunction with WMX intends to control its investment in affiliates to maintain the nontaxable status of such gains. Investment credits have been deferred and are included in income as a reduction of income tax expenses over the estimated useful lives of the assets that gave rise to the credits.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

ENVIRONMENTAL COSTS AND LIABILITIES The Company operates in the environmental industry and the majority of its businesses are involved with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its products and services are priced accordingly. Such costs may increase in the future as a result of legislation or regulation. However, the Company believes that in general it benefits from increased government regulation, which increases the demand for its products and services, and that it has the resources and experience to manage environmental risk.

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

Wheelabrator has instituted procedures to periodically evaluate other potential environmental exposures. When the Company concludes it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgement and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary when additional information becomes available. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that future technological, regulatory or enforcement developments, results of environmental studies, or other factors could alter this expectation and necessitate the recording of additional liabilities, which could be material.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

The Company has recorded liabilities for closure and post-closure monitoring and environmental remediation costs as follows:


                                       December 31,
                                     ----------------
                                      1993     1994

 Current portion, included in
   Accrued liabilities               $ 8,688  $ 4,562
 Non-current portion, included in
   Other long-term liabilities        16,142   17,145
                                     -------  -------
   Total                             $24,830  $21,707
                                     =======  =======

During the remaining life of active sites, the Company anticipates providing an additional $3.9 million of closure and post-closure costs.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE Earnings per common and common equivalent share is calculated by dividing net income by the weighted average number of shares outstanding including the effect of common stock equivalents, determined using the treasury stock method. Common stock equivalents consist of unexercised stock options and shares pledged under the Company's Equity Purchase Program (see Note 6). The treasury stock method assumes that options with an exercise price below the average market price for the period are exercised at the beginning of the period and the proceeds from the exercise of such options are used to repurchase common stock.

The Company effected a two-for-one split of its common stock on January 7, 1993. Earnings per common and common equivalent share and the number of shares outstanding have been adjusted to give retroactive effect to the stock split for all periods presented.

ACCOUNTING PRONOUNCEMENTS Effective January 1, 1994, Wheelabrator adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("FAS 112"). This new statement established accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The adoption of FAS 112 did not have a material impact on the Company's financial statements since its accounting prior to adoption of FAS 112 was substantially in compliance with the new standard. Also effective during 1994 was Statement of Financial Accounting Standards No. 115, Accounting for Certain Debt and Equity Securities ("FAS 115"). The Company does not have significant investments and does not contemplate acquiring significant investments of the type covered in FAS 115.

RECLASSIFICATION Certain prior period amounts have been reclassified to conform with the current year presentation.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

         NOTE 2 - CAPITAL TRANSACTIONS, ACQUISITIONS AND DIVESTITURES


WASTE MANAGEMENT INTERNATIONAL In the third quarter of 1991, Wheelabrator issued approximately 12.0 million shares of common stock to WMX in exchange for a 15 percent equity interest in a predecessor of WM International. WM International owns substantially all of WMX's waste management services operations outside of North America. The investment is accounted for using the equity method due to the significance, through WMX, of Wheelabrator's influence over WM International. In April 1992, WM International sold previously unissued ordinary shares in an IPO, thereby reducing Wheelabrator's equity interest in WM International from 15 percent to 12 percent. Wheelabrator recognized a $47.0 million nontaxable gain as a result of this transaction. As of December 31, 1994, WM International was owned approximately 12 percent by Wheelabrator, 12 percent by Rust, 56 percent by WMX and 20 percent by the public.

During 1992, 1993 and 1994, respectively, Wheelabrator recorded equity in net income of WM International of $15.6 million, $13.8 million and $15.2 million. Wheelabrator's investment in WM International totaled approximately $194.0 million and $226.0 million as of December 31, 1993 and 1994.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
             ------------------------------------------------------

A summary of certain financial information for WM International follows:

                                                                    December 31,
--------------------------------------------------------------------------------
                                                               1993         1994
Current assets                                           $  629,786   $  828,011
Noncurrent assets                                         2,694,489    3,216,661
Current liabilities                                         533,266      788,769
Noncurrent liabilities                                      904,007    1,042,062
Minority interest                                           270,640      330,172

                                                        Years Ended December 31,
--------------------------------------------------------------------------------
                                                  1992         1993         1994

Revenue                                     $1,445,735   $1,411,211   $1,710,862
Gross profit                                   412,472      402,065      466,265
Net income                                     120,113      114,246      126,753

RUST INTERNATIONAL Pursuant to an agreement with two WMX subsidiaries, CWM and Brand, effective January 1, 1993, Wheelabrator contributed its engineering and construction business, its environmental and infrastructure consulting services business and certain other assets to form, in part, Rust, a new environmental consulting, site remediation, and engineering and construction company. CWM contributed its hazardous substances remediation services group, its 56 percent equity interest in Brand, its 12 percent interest in WM International and certain other assets to Rust. In early May 1993, Brand was merged into a subsidiary of Rust. Under the terms of the merger, those Brand stockholders who did not elect to receive $18.75 per Brand share in cash received shares of Rust common stock for their Brand shares on a one-for-one basis. The issuance of additional Rust shares to acquire the balance of Brand shares resulted in the Company recognizing a nontaxable gain of $7.7 million and reduced Wheelabrator's ownership from approximately 42 percent to approximately 40 percent. CWM currently owns 56 percent of Rust, and four percent is owned by the public. As a result of the transaction, beginning in 1993 the Company no longer consolidated the financial results of the businesses that it contributed, but rather accounted for its investment in Rust using the equity method, which resulted in a reduction of revenue, operating expenses and selling and administrative costs compared to prior years. Wheelabrator's share of Rust's 1993 and 1994 net income is included in equity in earnings of affiliates. The transaction had no effect on the Company's 1992 and prior financial statements.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

The following shows the proforma effect on the Company's Consolidated Statement of Income for 1992, as if the Rust transaction, excluding the merger of Brand, had occurred January 1, 1992 (unaudited):


                                                      Year Ended December 31, 1992
                                        ---------------------------------------------------------
                                                                Rust        Proforma           As
                                        As Reported     Contribution     Adjustments     Adjusted
-------------------------------------------------------------------------------------------------
Revenue                                  $1,483,054        $(554,741)       $      -     $928,313
Operating expenses                        1,108,780         (475,166)              -      633,614
Selling and
  administrative expenses                   148,355          (50,435)              -       97,920
Gains from stock
  transactions of affiliates/1/             (47,000)               -         (19,538)     (66,538)
Other, net                                   19,843             (609)        (13,397)       5,837
                                         ----------        ---------        --------     --------
Income before taxes and
  accounting changes                        253,076          (28,531)         32,935      257,480
Income tax provision                         76,694          (11,260)              -       65,434
                                         ----------        ---------        --------     --------
Income before accounting
  changes                                $  176,382        $ (17,271)       $ 32,935     $192,046
                                         ==========        =========        ========     ========
Earnings per common share
  before accounting changes              $     0.94                                      $   1.02
                                         ==========                                      ========


During 1993 and 1994 Wheelabrator recorded equity in net income of Rust of $31.3 million and $19.1 million, respectively. Wheelabrator's investment in Rust totaled approximately $364.9 million and $387.2 million as of December 31, 1993 and 1994.

A summary of certain financial information for Rust follows:


                                                                    December 31,
--------------------------------------------------------------------------------
                                                                1993        1994
Current assets                                            $  491,639  $  494,595
Noncurrent assets                                          1,146,812   1,277,060
Current liabilities                                          249,350     254,068
Noncurrent liabilities                                       496,897     545,624

                                                        Years Ended December 31,
--------------------------------------------------------------------------------
                                                                1993        1994

Revenue                                                   $1,534,465  $1,682,907
Gross profit                                                 284,557     281,740
Net income                                                    79,964      55,587


During 1993 and 1994 Wheelabrator paid Rust approximately $144.7 million and $101.6 million, respectively, for engineering, construction management and other services. The terms of transactions between the Company and Rust are generally the same as the terms of comparable transactions with unaffiliated third parties.
-------------------------------------
/1/The proforma adjustment to gains from stock transactions of affiliates reflects the gain recognized by Rust in connection with WM International's IPO in April 1992. Wheelabrator's total proforma equity in Rust's net income for 1992 was $32,935.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

ACQUISITIONS During 1992 the Company acquired 17 businesses that provide environmental engineering, biosolids management and various clean air technologies. Seven of the 1992 acquisitions serve the air and water quality control markets, while the other ten were included in the businesses contributed to the formation of Rust. Wheelabrator issued 6.8 million shares of common stock and paid approximately $115.5 million of cash for these acquisitions. In 1993 the Company acquired seven businesses engaged in providing water and air quality-related environmental products and services as well as independent power in exchange for approximately 1.6 million shares of Wheelabrator common stock and $15.0 million of cash. In 1994, in exchange for approximately 156 thousand shares of Wheelabrator common stock and $25.8 million of cash, the Company acquired wastewater treatment operating contracts and 9 businesses engaged in providing air and water quality related environmental products and services and in manufacturing surface finishing equipment. The Company utilizes the purchase method of accounting, and the purchase price of the foregoing acquisitions has been allocated to their respective net assets based upon fair market values. The results of operations of acquired entities have been included in Wheelabrator's financial statements from their respective dates of acquisition. The proforma effect of the acquisitions made during 1992, 1993 and 1994 is not material.

NOTE 3 - INCOME TAXES

Wheelabrator and KREG are parties to a tax sharing agreement that covers periods ending prior to December 31, 1988, during which the Company, KREG, Henley and their respective affiliates were included in the same consolidated group for federal income tax purposes. Pursuant to a recapitalization of Henley in 1992, Abex assumed certain of Henley's obligations to KREG under a similar tax sharing agreement. Wheelabrator is generally responsible for any increase in the income tax liability (including related interest and penalties) of any consolidated, combined or unitary tax group that included the Company, Abex, KREG and any of their predecessors and affiliates for tax periods ending prior to December 31, 1988. However, KREG has agreed to indemnify Wheelabrator to the extent that any such increased tax liability attributable to Abex and KREG affiliates exceeds $51.0 million. Wheelabrator's liability for the $51.0 million obligation had been previously recorded in the Company's Consolidated Balance Sheets. KREG is

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

generally indemnified by Abex to the extent that such tax liabilities payable by KREG exceed $25.0 million.

In March 1994, Wheelabrator and the IRS filed a Stipulation of Settlement with the U.S. Tax Court resolving the disputed treatment of an issue related to the 1988 sale of a former subsidiary. On April 15, 1994, the Company paid its approximately $29.8 million share of the stipulated settlement liability pursuant to the tax sharing agreement and Abex paid its share of the liability pursuant to its indemnity obligations to KREG. On October 4, 1994, the U.S. Tax Court issued its decision accepting the Stipulation of Settlement agreed to by WTI and the IRS. With the resolution of this disputed issue, the Company has fulfilled its $51.0 million tax sharing obligation described above.

Prior to April 15, 1994, KREG advised the Company and Abex that it would not pay its approximately $21 million share of the settlement liability. Accordingly, the Company and Abex filed a lawsuit against KREG seeking to require KREG to honor its obligations under the tax sharing agreement. Following trial, the Delaware Chancery Court issued its judgement on January 9, 1995, ordering KREG to pay its obligation under the tax sharing agreement. On February 6, 1995, KREG paid this obligation.

The Company implemented FAS 109 effective January 1, 1992. Excluding the one-time charge of approximately $13.2 million, or $0.07 per share, the adoption of FAS 109 did not materially impact the Company's 1992 operating results. The adoption of FAS 109 resulted in an increase in deferred income tax assets and liabilities generally reflecting the impact of restating assets related to business combinations consummated before the adoption of FAS 109 to a gross basis rather than the net-of-tax basis previously used. The charge resulted primarily from increasing previously discounted deferred taxes, a method not permitted under FAS 109.

In accordance with FAS 109, during the third quarter of 1993, the Company recorded a $6.5 million increase in deferred income taxes due to the impact that the effective tax rate increase enacted in OBRA had on the net deferred income tax liability.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
             ------------------------------------------------------

A summary of the Company's income tax provision is given below. Income from foreign sources was not material.

                                                        Years Ended December 31,
--------------------------------------------------------------------------------
                                                        1992     1993     1994
Federal:
  Current                                             $ 9,275  $19,125  $ 39,976
  Deferred                                             48,497   54,780    44,049
State:
  Current                                               5,815    9,333    13,636
  Deferred                                             13,107    6,697     4,860
                                                      -------  -------  --------
  Total                                               $76,694  $89,935  $102,521
                                                      =======  =======  ========

The principal items accounting for the difference in income taxes computed at the U.S. statutory rates and as recorded are as follows:

                                                        Years Ended December 31,
--------------------------------------------------------------------------------
                                                             1992   1993   1994
Statutory federal income tax rate                            34.0%  35.0%  35.0%
State income taxes after federal
 income tax benefit                                           4.9    4.1    4.2
Equity income                                                (2.1)  (6.2)  (4.2)
Nondeductible expenses                                        0.7    1.0    0.5
Nontaxable gain from stock
 transactions of affiliates                                  (6.3)  (1.1)   --
Deferred tax revaluation relating to
 Omnibus Budget Reconciliation Act                            --     2.6    --
Other, net                                                   (0.9)   0.1    0.2
                                                             ----   ----   ----
 Effective tax rate                                          30.3%  35.5%  35.7%
                                                             ====   ====   ====

The principal items that comprise the 1993 and 1994 deferred tax (assets) and liabilities are as follows:

                                                                    December 31,
--------------------------------------------------------------------------------
                                                             1993        1994
Reserves not deductible until paid                        $(104,841)  $(107,761)
Deferred income                                             (26,948)    (25,233)
Basis difference in investments                             (16,937)    (12,904)
Alternative minimum tax credit carryforwards                (19,000)    (17,289)
State net operating loss carryforwards                      (11,692)    (12,431)
Other                                                       (12,335)     (7,927)
Less:  Valuation allowance                                   20,413      15,989
                                                          ---------   ---------
  Subtotal                                                 (171,340)   (167,556)
                                                          ---------   ---------
Property, plant and equipment                               403,570     444,127
Nondeductible prepaid expenses                               14,945      13,876
Other                                                        45,189      42,170
                                                          ---------   ---------
  Subtotal                                                  463,704     500,173
                                                          ---------   ---------
  Deferred tax liability                                  $ 292,364   $ 332,617
                                                          =========   =========

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company has approximately $17.3 million of alternative minimum tax credit carryforwards that may be carried forward indefinitely. Also, various subsidiaries have state operating loss carryforwards of approximately $264.0 million with expiration dates through the year 2009. Valuation allowances have been established due to the uncertainty of ultimately realizing the tax benefit of certain state net operating loss carryforwards and the tax benefits attributed to basis differences in certain investments. The change in the valuation allowance during 1993 and 1994 primarily related to the realization of tax benefits due to the disposition of certain investments.

NOTE 4 - CAPITAL STOCK

COMMON STOCK As of December 31, 1994, approximately 104.6 million shares of the Company's common stock were held by WMX or its subsidiaries. Under certain circumstances, WMX has options to purchase at fair market value newly issued shares of Wheelabrator common stock. WMX also has certain registration rights until August 24, 1999, with respect to certain of the Wheelabrator common stock it holds.

The Company effected a two-for-one split of its common stock on January 7, 1993, in the form of a dividend of one additional share of common stock for each share outstanding on December 23, 1992. Share and per share amounts have been adjusted to reflect the split for all periods. During 1992 and 1994 the Company repurchased approximately 4.2 million and 3.3 million shares of its common stock for an aggregate cost of approximately $57.6 million and $47.6 million, respectively. The Company is authorized to repurchase an additional 10.5 million shares of its common stock through March 1996 on the open market or in privately negotiated transactions, if market conditions make it attractive to do so.

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

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

NOTE 5--LONG-TERM PROJECT DEBT AND LEASE COMMITMENTS

Long-term debt related to Wheelabrator's projects is as follows:

                                                                    December 31,
--------------------------------------------------------------------------------
                                                                 1993       1994
Industrial development revenue bonds due 1995
  to 2010 at rates of 3.4%-9.25%                             $709,027   $686,210

Private placement bonds due 2008 at rate
  of 10.64%                                                    34,121     20,000

Project financing from syndicate of commercial
  banks due 1995 to 2000 at rates of 1.5%
  above LIBOR                                                  38,309     33,699

Secured notes payable related to coal-handling facilities
  due 1995 to 1999 at rates of 9%-9.875%                       29,155     24,950
                                                             --------   --------
                                                              810,612    764,859

Less:  Current portion                                         33,754     29,213
                                                             --------   --------
  Total long-term project debt                               $776,858   $735,646
                                                             ========   ========

At December 31, 1994, long-term debt was collateralized by property, plant and equipment with a net book value of approximately $768.1 million and approximately $82.4 million of investments held by trustees. Investments held by trustees typically represent proceeds of long-term debt related to trash-to-energy and independent power projects. These amounts generally consist of reserve funds maintained pursuant to project financing agreement requirements. The investments are held in trust, and use by the Company is restricted.

Financing for certain trash-to-energy facilities currently operated by the Company has been provided through sale and leaseback transactions arranged in previous years. The leases are classified as operating leases, with lease expense recognized on a straight-line basis over the base and bargain renewal periods of each agreement. Timing differences between lease payments and financial statement lease expense are included in other assets in the Consolidated Balance Sheets. Gains realized on the sale transactions are included in deferred income in the Consolidated Balance Sheets and are amortized on a straight-line basis over the terms of the respective leases.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

Principal payments on project debt and noncancelable operating lease payments for operating and office facilities at December 31, 1994, are due as follows:

                     Project   Operating
                       Debt      Leases
                     --------  ----------

       1995          $ 29,213  $   83,721
       1996            31,984      84,127
       1997            34,177      85,988
       1998            43,025      86,938
       1999            43,406      90,667
       Thereafter     583,054     734,129
                     --------  ----------
         Total       $764,859  $1,165,570
                     ========  ==========


Total rent expense was $88.4 million, $71.4 million and $72.7 million for the years ended December 31, 1992, 1993 and 1994, respectively.

Resco Holdings Inc. ("Resco"), a wholly-owned subsidiary of Wheelabrator, and Allied-Signal Inc. ("Allied-Signal") are parties to an agreement that provides for specific credit support by Allied-Signal for certain of Resco's trash-to-energy project subsidiaries. Under the agreement, Allied-Signal may require Resco to refinance, without Allied-Signal credit support, indebtedness of supported trash-to-energy projects if it is economical (as defined in the agreement) to do so. Resco and certain of its subsidiaries have agreed to reimburse Allied-Signal for all amounts that may be paid by it under the agreement or various related credit support obligations. No support payments have been made by Allied-Signal as of December 31, 1994.

Resco is also required to maintain a minimum level of tangible net worth (approximately $549.8 million as of December 31, 1994). As of December 31, 1994, Resco was in compliance with this provision. Resco has agreed not to declare or pay any cash dividends to the Company at any time Resco's tangible net worth is less than the required amount. Resco owns substantially all of the net operating assets of the Company except certain net assets including cash and investments. The Company has the ability to pay cash dividends using assets other than those restricted within Resco.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

NOTE 6 - STOCK AND BENEFIT PLANS

EQUITY PURCHASE PROGRAM In 1986, Wheelabrator established the Equity Purchase Program, which authorized the issuance and sale of shares of Wheelabrator common stock to key corporate managers. The Equity Purchase Program also provided that Wheelabrator lend participants 90 percent of their purchase price. All such loans matured and were repaid with interest during 1992. No additional shares may be issued under the Equity Purchase Program.

STOCK OPTION PLANS Wheelabrator's stock option plans provide for the grant to key employees of nonqualified options to purchase shares of the Company's common stock at a price equal to fair market value at the time of grant. When non-qualified options are exercised, the Company receives a deduction for federal income tax purposes equal to the market value of the shares at exercise date less the exercise price. The associated tax savings is credited to capital in excess of par value.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

The status of the plans (including predecessor plans under which options remain outstanding) through December 31, 1994, was as follows:


                                          Shares        Option Price
---------------------------------------------------------------------
December 31, 1991
      Outstanding                          6,240      $ 3.87 - $13.35
      Available for future grant
                                             392           -        -
                                          ------
1992: Granted                              1,584      $13.55 - $15.75
      Exercised                           (2,211)     $ 3.87 - $11.94
      Cancelled:
        Predecessor plans                    (91)     $ 7.76 - $11.90
        Current plans                        (58)              $15.75
      Predecessor plan shares cancelled
        upon initiation of 1992 plan        (152)          -        -
      Additional shares reserved for
        future grant under current plans   7,000           -        -
                                          ------
December 31, 1992
      Outstanding                          5,464      $ 3.87 - $15.75
      Available for future grant           5,714           -        -
                                          ------
1993: Granted                                673      $17.69 - $20.65
      Exercised                           (1,031)     $ 3.87 - $15.75
      Cancelled:
        Predecessor plans                    (14)              $11.90
        Current plans                        (46)     $14.25 - $20.65
                                          ------
December 31, 1993
      Outstanding                          5,046      $ 3.87 - $20.65
      Available for future grant           5,087           -        -
                                          ------
1994: Granted                                815               $19.13
      Exercised                             (593)     $ 3.87 - $15.75
      Cancelled:
        Predecessor plans                    (23)              $11.90
        Current plans                        (98)     $15.75 - $20.65
                                          ------
December 31, 1994
      Outstanding                          5,147      $ 3.87 - $20.65
                                          ======
      Available for future grant           4,370           -        -
                                          ======
      Exercisable at end of year           3,474      $ 3.87 - $20.65
                                          ======

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

Outstanding options generally have a term of seven years from the date of the grant and expire at various dates through April 1, 2001.

SAVINGS AND RETIREMENT PLAN Substantially all employees are participants in the Wheelabrator Savings and Retirement Plan, which is a qualified defined contribution plan consisting of a savings account component (the "Savings Account") and a retirement account component (the "Retirement Account"). Under the terms of the Savings Account, eligible employees of the Company may elect to contribute a portion of their annual compensation not to exceed 16 percent. The Company is required to match a minimum of 30 percent of the first six percent of salary contributed by an employee. Under the terms of the Retirement Account, eligible employees of the Company receive an annual contribution equal to a minimum of three percent of their eligible earnings. Employees vest in Company contributions and the associated earnings in the Savings Account at 20 percent per year and in the Retirement Account after five years. Wheelabrator's contributions to such plans during 1992, 1993 and 1994 amounted to approximately $16.3 million, $6.2 million and $8.0 million, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS The Company provides certain postretirement benefits other than pensions, which are primarily health care benefits offered to a limited number of former employees. The majority of the Company's active employees will not receive postretirement benefits other than pensions.

The Company implemented FAS 106 on the immediate recognition basis effective January 1, 1992. FAS 106 required a change in accounting for postretirement benefits other than pensions from a cash to an accrual basis. Excluding the one-time pretax charge of approximately $44.9 million ($29.0 million, or $0.16 per share, after tax), the adoption of FAS 106 did not have a significant effect on earnings for the year ended 1992. The service and interest components of the net periodic cost of postretirement benefits other than pensions were $0.1 million and $2.6 million in both 1993 and 1994.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

The following sets forth the plans' funded status reconciled with amounts reported in the Company's Consolidated Balance Sheets:



                                                          December 31,
----------------------------------------------------------------------
                                                        1993      1994

Accumulated postretirement benefit
  obligation (APBO):
   Retirees                                          $43,113   $37,727
   Fully eligible active plan participants               623       433
   Other active plan participants                        789       549
                                                     -------   -------
   Total APBO                                         44,525    38,709
Unrecognized:
   Prior service cost                                    347       627
   Gain/(loss)                                        (2,658)    3,080
                                                     -------   -------
   Accrued postretirement benefit
     liability                                       $42,214   $42,416
                                                     =======   =======

For measurement purposes, an 11 percent annual rate of increase in the per capita cost of covered health care claims was assumed for 1994, decreasing by
0.5 percent annually to 7.5 percent in 2001 and remaining at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by approximately $3.4 million and increase the aggregate of the service and interest cost components of net periodic post retirement benefit cost for 1994 by $0.2 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7 percent in 1993 and 8.5 percent in 1994 based on expected payout patterns.

NOTE 7 - ADDITIONAL FINANCIAL INFORMATION


The following is a summary of inventories:
                                                          December 31,
----------------------------------------------------------------------
                                                        1993      1994
Raw materials                                        $ 5,256   $ 7,997
Work in process                                        7,531    43,961
Finished goods                                        10,343    17,262
                                                     -------   -------
                                                     $23,130   $69,220
                                                     =======   =======


Included in other current assets are spare parts and supplies of $24.4 million and $23.6 million as of December 31, 1993 and 1994, respectively.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

The following is a summary of property, plant and equipment:


                                                          December 31,
----------------------------------------------------------------------
                                                     1993         1994

Land                                           $   53,405   $   53,499
Land options                                      285,805      256,225
Machinery and equipment                         1,076,576    1,372,435
Buildings and improvements                        223,463      267,749
Construction-in-progress                          247,387       40,367
Less: accumulated depreciation                   (232,716)    (310,273)
                                               ----------   ----------
                                               $1,653,920   $1,680,002
                                               ==========   ==========

The following is a summary of accrued liabilities:

                                                          December 31,
----------------------------------------------------------------------
                                                        1993      1994

Wages, salaries and benefits                        $ 30,493  $ 30,642
Interest and lease expense                            43,793    41,158
Other                                                122,837   117,887
                                                    --------  --------
                                                    $197,123  $189,687
                                                    ========  ========

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company has issued or is a party to 440 bank letters of credit, performance bonds and other guarantees. Such financial instruments (averaging $0.9 million each) are given in the ordinary course of business.

In February 1994, a Connecticut Superior Court judge issued a decision on appeals of the DEP issuance of Wheelabrator's permit to construct the $92 million Lisbon, Connecticut, trash-to-energy facility. In the ruling, the judge agreed with the Company's position on all issues raised in the appeals but remanded the permit back to the DEP for further proceedings on an uncontested permit condition that requires the Lisbon facility to dispose of only Connecticut waste. The Company continues to construct the facility as it pursues a favorable resolution of this permit remand through appropriate judicial and regulatory proceedings. As of December 31, 1994, the facility was approximately 60 percent complete. Although Wheelabrator believes that the probability of an adverse determination as a result of the judge's remand order is remote, such a determination could result in the permanent termination of facility construction. Through a guarantee agreement with ECRRA, the facility's owner, such a consequence may require the Company to redeem the debt issued to finance the facility. In the unlikely event this were to occur, the resulting payments could have a material adverse impact on the Company's financial condition and results of operations.

In May 1994, the U.S. Supreme Court ruled that residual ash from the combustion

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

of municipal solid waste is not exempt from federal hazardous waste regulations. The EPA and most states had previously taken the position that residual ash was exempt from such regulation pursuant to the Clarification of Household Waste Exclusion contained in the Resource Conservation and Recovery Act. As a result of the Supreme Court's decision, the EPA announced that ash from combustion of municipal solid waste is subject to regulation as a hazardous waste if it exhibits hazardous characteristics, thereby requiring it to be characterized and disposed of appropriately. The EPA also announced that it will clarify the application of land disposal restrictions in the event ash must be disposed of as a hazardous waste. In response to this situation, the Company installed its patented WES-PHix(R) technology at all of its trash-to-energy facilities not previously subject to characterization requirements and, as a result, continues to manage its residual ash as non-hazardous waste. Incremental capital and operating expenditures, net of expected contractual reimbursement from customers, required to treat, test and dispose of residual ash at the affected facilities have not had and are not expected to have a material adverse impact on Wheelabrator's financial condition or results of operations.

Also in May 1994, the U.S. Supreme Court ruled that state and local governments may not restrict the free movement of trash in interstate commerce through the use of flow control laws. Such laws typically involve a municipality specifying the disposal site of all solid waste generated within its borders. Since the ruling, legislation has been proposed to effectively grandfather existing flow control mandates. The Company has experienced no tonnage decreases as a result of the Supreme Court's ruling. Regardless of whether such legislation is passed, management does not believe the decision will have a material adverse impact on its financial condition or results of operations.

Wheelabrator has been notified by certain private parties that it may be potentially responsible for a portion of the remediation costs related to a certain state-listed remediation site currently undergoing a site assessment study. Although the Company has been requested by these private parties to share in these costs, no litigation has been filed, nor has the Company been named as a potentially responsible party. At the present time, there is insufficient information available to estimate the remediation costs or the extent of Wheelabrator's responsibility, if any.

There are various lawsuits and claims pending against Wheelabrator that have arisen in the normal course of Wheelabrator's business and relate mainly to

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
            ------------------------------------------------------

matters of product liability, personal injury and property damage. The outcome of these matters is not presently determinable, but in the opinion of management, based on the advice of counsel, the ultimate resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 9 - SEGMENT AND GEOGRAPHIC INFORMATION

During 1992 the Company conducted business in two principal industry segments:
Environmental Operations and Environmental and Infrastructure Engineering Services.

The businesses within the Environmental Operations segment are principally involved in providing clean energy through trash-to-energy and independent power facility ownership and operation, in providing clean water products and services to industrial and municipal clients, including process systems and equipment for water and wastewater management, water and wastewater treatment facility operation and biosolids management, and in providing clean air through a broad range of air quality control systems and equipment designed for industrial and utility applications. The Environmental and Infrastructure Engineering Services segment provided environmental engineering, architectural, scientific and photogrammetric services, as well as industrial process design and engineering project management services. Intersegment revenues were at prices which approximated market and were not material.

                                           Year Ended December 31, 1992
                                  ----------------------------------------------
                                                  Environmental and
                                                     Infrastructure
                                  Environmental         Engineering
                                     Operations            Services        Total
                                  -------------   -----------------   ----------
      Revenue                        $  928,313            $554,741   $1,483,054
      Operating expenses                636,126             472,654    1,108,780
      Selling and
        administrative expenses          90,567              57,788      148,355
                                     ----------            --------   ----------
      Income from operations         $  201,620            $ 24,299   $  225,919
                                     ==========            ========   ==========
      Identifiable assets
        (at year-end)                $2,437,368            $318,734   $2,756,102
                                     ==========            ========   ==========
      Depreciation and
        amortization expenses        $   58,410            $  9,469   $   67,879
                                     ==========            ========   ==========
      Capital expenditures           $  100,561            $ 47,464   $  148,025
                                     ==========            ========   ==========

Identifiable assets excluded unallocated corporate assets of $241.0 million at year-end 1992.

                WHEELABRATOR TECHNOLOGIES INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
             ------------------------------------------------------

Effective January 1, 1993, Wheelabrator contributed the businesses that constituted its Environmental and Infrastructure Engineering Services segment along with certain other assets to form, in part, Rust (see Note 2). As a result, during 1993 and 1994 the Company conducted business solely within the Environmental Operations industry.

Wheelabrator has foreign operations, primarily in Europe and the Pacific Rim. Total foreign revenue as a percentage of total consolidated revenue amounted to
5.6 percent, 5.9 percent and 8.4 percent in 1992, 1993 and 1994. Foreign assets, results of operations and export revenue were not significant.

NOTE 10--SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                               First    Second        Third       Fourth    Full Year
-------------------------------------------------------------------------------------
1993
----
Revenue                      $245,525  $279,978     $283,882     $332,834  $1,142,219
Operating expenses            171,706   193,643      194,619      232,751     792,719
Net income                     33,408    49,800(1)    35,734(2)    44,160     163,102
Net income per common and
 common equivalent share         0.18      0.26(1)      0.19(2)      0.23        0.86
Weighted average common and
 common equivalent shares
 outstanding                  188,300   188,500      188,900      189,700     188,900
Market price
  High                         23 1/2    21 1/4           20       18 1/8      23 1/2
  Low                          18 1/8    17 5/8       14 3/4       14 5/8      14 5/8


1994
----
Revenue                      $281,332  $321,661     $334,707     $386,867  $1,324,567
Operating expenses            195,584   218,508      228,624      272,521     915,237
Net income                     40,140    48,610       49,389       46,756     184,895
Net income per common and
 common equivalent share         0.21      0.26         0.26         0.25        0.97
Weighted average common and
 common equivalent
 shares outstanding           190,200   190,500      190,400      188,600     189,900
Market price
  High                         21 1/4    20 5/8       18 3/4       15 1/2      21 1/4
  Low                          17 1/4    17 3/4       15 1/4       13 1/4      13 1/4

(1) Includes gain from issuance of stock by equity investee.  See Note 2.
(2) Reflects increase in U.S. federal income taxes under the Omnibus Budget Reconciliation Act of 1993. See Note 3.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Wheelabrator Technologies Inc.:

We have audited the accompanying consolidated balance sheets of Wheelabrator Technologies Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wheelabrator Technologies Inc. and subsidiaries as of December 31, 1993 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Notes 3 and 6 to the financial statements, effective January 1, 1992, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.



New York, New York                                         ARTHUR ANDERSEN LLP
February 6, 1995