Form 10-K, Exhibit 13
period 1995-12-31
WHEELABRATOR TECHNOLOGIES INC /DE/
filed 1996-03-29
CIK 790159

                                                                    EXHIBIT 13.1

Wheelabrator Technologies Inc. and Subsidiaries
Management's Discussion and Analysis
of Results of Operations and Financial Condition
--------------------------------------------------------------------------------

Wheelabrator Technologies Inc. ("Wheelabrator" or the "Company") is a diversified environmental products and services company focused primarily on meeting customer requirements for clean energy and clean water. The Company has been a pioneer in the privatization of municipal infrastructure while providing water, wastewater, biosolids, air quality control, trash-to-energy, and independent power solutions to environmental problems of communities and industries worldwide. Wheelabrator is majority-owned by WMX Technologies, Inc. ("WMX") and holds minority interests in two other WMX-controlled subsidiaries, Waste Management International plc ("WM International") and Rust International Inc. ("Rust").
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Consolidated revenue reached $1,451.7 million in 1995 compared to $1,324.6 million in 1994 and $1,142.2 million in 1993. Acquisitions, primarily of water-related companies, were responsible for approximately two-thirds of the 1995 growth, with new energy plants and internal growth accounting for the remainder. Slightly less than half of 1994's revenue increase was derived from acquisitions, and the balance came from operating and construction revenue associated with new energy and water development projects.

  During 1995, WMX continued the strategic review of its markets, operations, financial strategies, and organizational structure begun in 1994. Through this study, determinations were made to refocus WM International on its core waste services business and to sell or discontinue Rust's process engineering, construction, specialty contracting, and similar lines of business. Both decisions, which were announced in the fourth quarter of 1995, resulted in charges that adversely impacted Wheelabrator's earnings. The following table reconciles reported earnings per share to earnings per share excluding these and other special items.

Years Ended December 31,                1993    1994   1995
----------------------------------------------------------
Reported earnings per share            $ 0.86   $0.97  $0.75
WM International special charge
  (see Note 3 to Consolidated
  Financial Statements)                    --      --   0.14
Provision for loss on disposal of
  discontinued operations of Rust
  (see Note 3 to Consolidated
  Financial Statements)                    --      --   0.16
Gain on stock transactions
  of affiliate                          (0.04)     --     --
Adjustment to deferred
  income taxes resulting from
  1993 tax law change                    0.03      --     --
                                       ------   -----  -----
Earnings per share excluding
  above items                          $ 0.85   $0.97  $1.05
                                       ======   =====  =====

  The ongoing WMX strategic review also recommended that Wheelabrator's organization be realigned and managed along the two principal industry segments that the Company serves. Therefore, the Company is now reporting its operating results in two industry segments--Clean Water and Clean Energy. Clean Water's principal products and services include equipment and process systems designed for a broad range of water and wastewater management applications, biosolids management, and outsourcing the operation, or ownership and operation, of water and wastewater treatment facilities. Its customer base is increasingly global in nature and includes both municipalities and industry. In addition, the Company's materials cleaning business is included in the Clean Water segment since its manufacturing and aftermarket capabilities are utilized by certain Company water businesses. The Clean Energy segment develops, owns, and operates trash-to-energy and independent power facilities that generate electricity and other forms of energy while providing trash disposal for municipal and industrial customers. Wheelabrator's air quality control business is also included in Clean Energy segment results. The analysis of operating results that follows reflects these two new segments. Results from prior years, during which the Company was organized and reported as one industry segment, have been restated to conform with the current presentation.
--------------------------------------------------------------------------------

1994 OPERATIONS COMPARED WITH 1993

CLEAN WATER Clean Water revenue increased $97.1 million to $489.3 million in 1994, a 25 percent increase from 1993's $392.2 million level. Acquisitions contributed approximately $81.5 million, or 84 percent, of this revenue growth. Companies acquired during 1993 and 1994 significantly broadened Clean Water's technology and process know-how offerings to industrial customers while expanding its geographic presence in Europe, Mexico, the Pacific Rim, and certain domestic regional biosolids markets. The more significant companies acquired included HPD (1993) and Memtek (1994) in the U.S., Procesos y Sistemas de Separacion in Spain (1994), Darchet Engineering and Water Treatment in Singapore (1994), and Rossmark in the Netherlands (1994). The full year impact of the Company's New York Organic Fertilizer Company ("NYOFCO") biosolids pelletizer facility, which began commercial operations in the third quarter of 1993, accounted for an additional $35.5 million of incremental 1994 revenue. Water, wastewater, and biosolids contract service revenue declined approximately $15.0 million in 1994, primarily as a result of heightened competition for renewals and associated pricing pressure. Increased sales of water process systems and equipment to industrial customers were offset by curtailed equipment purchases by municipal customers.

--------------------------------------------------------------------------------

  Clean Water operating income increased 22 percent to $41.1 million in 1994 compared with $33.7 million in 1993. These amounts represent 8.4 percent and 8.6 percent of revenue, respectively. The segment's 1994 gross margin decreased to
24.5 percent of revenue versus the prior year's 24.9 percent level because of competitive pricing pressures in the equipment product lines and faster relative growth of the process systems businesses, which are typically lower margin in nature. Selling and administrative costs declined in 1994 as a percentage of revenue to 16.1 percent from the prior period's 16.3 percent level. Acquisition consolidation activities accounted for this decrease while offsetting increased own/operate development expenditures.

CLEAN ENERGY Consolidated revenue for this segment grew $83.1 million, or 11 percent, in 1994 to $844.7 million. Revenue from trash-to-energy and independent power facility operations grew $98.2 million from the prior year level and generated approximately 82 percent of 1994 segment revenue versus 78 percent in 1993. Air-related businesses were responsible for the remaining revenue in both periods. Construction revenue on the Lisbon, Connecticut, trash-to-energy facility (the "Lisbon facility") built by Wheelabrator for the Eastern Connecticut Resource Recovery Authority provided half of the energy business growth. The third quarter 1994 commencements of commercial operations at the Falls Township trash-to-energy facility located near Philadelphia, Pennsylvania, and the wood waste and scrap tire-fueled Ridge Generating Station in Polk County, Florida, provided an additional 25 percent of the energy business growth. Excellent plant operating performances, particularly at existing independent power facilities, coupled with a shift in the mix of waste received at the trash-to-energy plants from lower-priced spot tons to generally higher-priced contract municipal tons accounted for the remainder. The economic recovery primarily drove the additional municipal receipts. Spot disposal fees remained at approximately 1993 levels throughout the year. Air business revenue fell in 1994 mainly because of an expected lull in air pollution control retrofit activity by utilities between Phases I and II of the Clean Air Act Amendments of 1990 (the "CAAA"). In addition, many industrial customers began to delay awards for air quality control equipment in response to economic uncertainty and to rule-making delays and limited enforcement activities by the U.S. Environmental Protection Agency ("EPA").

  Clean Energy segment operating income increased to $247.0 million, or 29.2 percent of revenue, in 1994 versus $208.7 million, or 27.4 percent of revenue, in 1993. The addition of the Falls Township and Ridge Generating Station facilities, modest improvement in gross margin, and a decline in selling and administrative costs were responsible for this 18 percent growth. Improved operating performance at certain energy facilities accounted for gross margin improvement of 0.9 percentage points to 34.1 percent, despite Lisbon facility construction revenue having no associated margin recognition. Integration of acquired air businesses and a decrease in energy-related project development expenditures in response to limited market opportunities caused selling and administrative costs to decrease in 1994 in absolute terms and as a percentage of revenue.
--------------------------------------------------------------------------------

1995 OPERATIONS COMPARED WITH 1994

CLEAN WATER Revenue grew $129.2 million to $618.5 million in 1995, which represents a 26 percent increase compared with the prior year. The full year impact of companies acquired in 1994 provided $82.5 million, or 64 percent, of this increase. Wheelabrator continued to expand its water process capabilities in the Pacific Rim through the late 1995 acquisition of Sun Chi Environmental Industries in Taiwan. Also during 1995, the Company successfully completed the privatization of the Miami Conservancy District wastewater treatment plant in Franklin, Ohio (the "MCD Franklin" facility). This municipal asset acquisition represents the first privatization of a municipal wastewater treatment plant under Executive Order 12803 issued by President Bush in 1992. Neither of these acquisitions had a significant impact on 1995's operating results. Approximately four percent of 1995's revenue growth came from the Baltimore I pelletizer facility, which began commercial operations at the start of the year. Existing businesses accounted for the balance of the revenue gain as Clean Water significantly increased its biosolids landspreading activities in California and experienced strong worldwide demand for its surface cleaning and screen products. The domestic industrial water process business encountered several delays in customer orders during the year due to extended bidding cycles on certain projects and reluctance by some customers to undertake environment-related capital spending.

  Clean Water's operating income grew $9.6 million, or 23 percent, to $50.7 million in 1995 and represented 8.2 percent of revenue. Faster relative growth of the segment's process systems businesses, which are typically lower margin in nature, and $3.0 million of costs incurred to consolidate office and manufacturing locations were the principal reasons for the slight operating margin decline compared with 1994. Gross margins in the contract services businesses improved in 1995 due to cost reduction efforts, while equipment margins remained relatively stable, and process system margins declined slightly due to the execution of several large lower-margin contracts. Overall, Clean Water's gross margin was 22.7 percent in 1995 compared with 24.5 percent in 1994. Selling and administrative costs increased $11.3 million to $89.9 million in 1995 because of the full year impact of prior year acquisitions but declined as a percent of revenue to 14.5 percent. Integration activities along with a revenue growth rate in excess of associated selling and overhead cost increases were responsible for the percentage decline.

CLEAN ENERGY Revenue for this industry segment totaled $839.5 million during 1995 and was essentially flat versus 1994 because higher revenue from operating energy plants was offset by lower construction revenue on the Lisbon facility together with a further decline in air business revenue. The energy business' operating plants generated $42.3 million of revenue growth, with approximately 85 percent of the increase accounted for by the Falls Township and Ridge Generating Station facilities, which began operations in 1994. Contractual price escalation on long-term trash disposal and energy sale contracts, offset in part by increased curtailment of electrical purchases by certain utility customers, accounted for the balance of the operating plant revenue increase. Spot pricing, on the whole, was stable since competition-related declines in Florida and the metro New York City area were offset by increases in other regions. Construction revenue recognized on the Lisbon facility fell $16.8 million compared to 1994 as construction was completed around mid-year and the

Wheelabrator Technologies Inc. and Subsidiaries
Management's Discussion and Analysis
of Results of Operations and Financial Condition (continued)
--------------------------------------------------------------------------------
plant underwent start-up and acceptance testing late in the fourth quarter. Air business revenue declined $30.7 million to 15 percent of 1995 segment revenue, reflecting a continuing, industry-wide decrease in activity in the face of regulatory uncertainty.

  Operating income from the Clean Energy segment grew $5.4 million to $252.4 million in 1995 and also increased as a percent of revenue by 0.9 percentage points to 30.1 percent. Gross margin improved to 35.0 percent of revenue, while selling and administrative costs were flat compared to the prior year both as a percent of revenue and in terms of actual dollars. The gross margin improvement resulted from reduced recognition of no-margin Lisbon facility construction revenue as well as optimization programs at operating energy facilities that focused on areas such as maintenance, chemical usage, and manpower. The energy business' international development activity expanded modestly following the July formation of a trash-to-energy development joint venture with WM International. Under the joint venture agreement, which covers areas outside of North America, Germany, and Italy, Wheelabrator has primary responsibility for early-stage development of projects, and WM International has the right to acquire up to 49 percent of the equity in all joint venture projects. Previously, under the terms of an intercompany business allocation agreement, Wheelabrator was not permitted to develop trash-to-energy projects outside North America. The Company's air business recognized an $8.8 million operating loss during 1995, approximately half of which related to management downsizing the organization to reflect reduced market demands. Warranty provisions and largely noncash fixed costs were responsible for the remainder.
--------------------------------------------------------------------------------

OTHER ITEMS

INTEREST Interest expense declined from $64.5 million in 1993 to $52.5 million in 1994 principally as a result of lower outstanding debt, the March 1994 refinancing of the project debt associated with Wheelabrator's Westchester County, New York, trash-to-energy facility, and increased interest cost capitalization related to Company-owned projects under construction. Interest expense increased $8.3 million to $60.7 million during 1995 because a reduction in interest capitalization more than offset the benefit of lower project debt balances. Interest costs associated with three major facilities (Falls Township, Ridge Generating Station, and Baltimore I) were capitalized during 1994 prior to these plants commencing commercial operations. One Company-owned facility was in the early stage of construction during 1995. Interest income decreased from $18.3 million in 1993 to $14.3 million and $11.1 million in 1994 and 1995, respectively, because of lower average investment balances with WMX and lower rates.

EQUITY IN EARNINGS OF AFFILIATES Equity income from the continuing operations of Wheelabrator's affiliates totaled $29.3 million in 1994 compared with $38.5 million in 1993. Improved local currency earnings and favorable exchange rate movements increased the Company's equity in WM International's earnings by $1.4 million, while equity in Rust's earnings decreased due to a shift in business mix to lower margin work, customer postponement of certain project awards and start-ups, and a special charge related to the discontinuance and consolidation of certain of Rust's operations. Wheelabrator also recognized a $7.7 million nontaxable gain in 1993 in connection with Rust's issuance of additional shares of its common stock. During 1995, WM International recognized a special charge related to the actions it is taking to sell or otherwise dispose of noncore businesses and investments as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. The charge followed a thorough review of WM International's operations and management structure and reflects WM International's intention to refocus on its core waste services business. Wheelabrator's share of this charge, including the Company's equity in the portion recognized by Rust, was $25.6 million and was the principal reason equity income from continuing operations fell to $5.0 million in 1995. Wheelabrator's share of WM International's 1995 earnings excluding the special charge declined $2.0 million from the prior year to $13.2 million. The Company's equity in the earnings of Rust's continuing operations increased $3.1 million to $17.5 million in 1995 after excluding the WM International special charge's impact on Rust.

INCOME TAXES The Company's effective tax rates excluding the nontaxable 1993 Rust stock transaction gain and equity income, which is reported net of tax, were approximately 44.8 percent, 40.5 percent, and 39.2 percent in 1993, 1994, and 1995, respectively. The 1993 tax provision included a $6.5 million increase in deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as a result of the enactment of the Omnibus Budget Reconciliation Act of 1993. The 1995 rate was lower than that in previous years and reflects the impact of ongoing tax planning activities, particularly in the international arena, and certain tax benefits associated with liquidation of Wheelabrator's investment in Abex, Inc. (See Note 4 of the Notes to Consolidated Financial Statements for additional tax information.)

DISCONTINUED OPERATION In the fourth quarter of 1995, Rust announced that as a result of the ongoing WMX strategic review, it would sell or discontinue its process engineering, construction, specialty contracting, and similar lines of business and focus on its environmental and infrastructure engineering and consulting business. The businesses being sold are being accounted for as discontinued operations, and accordingly, Wheelabrator has reported its 40 percent equity interest in the historical operating results of these businesses and the provision for loss on their disposal separately from continuing operations. (See Note 3 of the Notes to Consolidated Financial Statements for additional information.)

--------------------------------------------------------------------------------

ENVIRONMENTAL MATTERS The majority of Wheelabrator's businesses are involved with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its products and services are priced accordingly. Although unlikely in the near-term, such ongoing compliance costs may increase in the future as a result of legislation or regulation. However, the Company believes that in general it benefits from increased government regulation, which increases the demand for its products and services, and that it has the resources and experience to manage environmental risk.

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

  Wheelabrator has been notified by certain private parties that it may be potentially responsible for a portion of the remediation costs related to a certain state-listed remediation site currently subject to an enforcement order that includes a site assessment study. Although the Company is considering joining the private parties to share in these costs, no litigation has been filed and the Company has not been named a potentially responsible party. At the present time, there is insufficient information available to estimate the remediation costs or the extent of Wheelabrator's responsibility beyond its possible voluntary sharing of enforcement order costs. An estimate of those costs is included in 1995's results of operations and is not material.

  Wheelabrator also becomes involved, in the normal course of business, in judicial and administrative proceedings related to alleged violations of licenses, permits, laws or regulations, or differing interpretations of applicable requirements. From time to time, the Company pays fines and penalties as a result of such proceedings. To date, such fines and penalties have not been material and, in the opinion of management, the ultimate liability, if any, with respect to these matters will not have a material adverse effect on the business and properties of the Company, taken as a whole, or its financial position or results of operation.

ACCOUNTING PRONOUNCEMENTS The Company is required to adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), beginning in 1996. Wheelabrator does not believe the adoption of FAS 121 will have a material impact on its financial statements.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which the Company also must adopt in 1996. FAS 123 provides an optional new method of accounting for employee stock options and expands required disclosure about stock options. If the new method of accounting is not adopted, the Company will be required to disclose pro forma net income and earnings per share as if it were. The Company is studying FAS 123 and is gathering data necessary to calculate compensation in accordance with its provisions, but has not decided whether to adopt the new method or quantified its impact on the financial statements.
--------------------------------------------------------------------------------

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES Operating activities continue to be Wheelabrator's principal source of liquidity and provided $237.3 million of cash in 1995 compared with $178.9 million in 1994 and $153.5 million in 1993. Operating cash flows in 1994 and 1993 included $29.8 million and $61.7 million, respectively, of payments to the Internal Revenue Service for previously recorded indemnities related to periods prior to 1989 during which Wheelabrator and certain other companies were part of a consolidated group for federal income tax purposes. After adjusting for these nonrecurring payments, the Company's cash flows from operating activities were $215.2 million, $208.7 million, and $237.3 million in 1993, 1994, and 1995, respectively. The decrease between 1993 and 1994 resulted primarily from cash used to fund the working capital needs of acquired businesses and the Falls Township, Ridge Generating Station, and Baltimore I facility operations plus a reduction in long-term liabilities. These uses were mitigated, in part, by increased net income before depreciation,

Wheelabrator Technologies Inc. and Subsidiaries
Management's Discussion and Analysis
of Results of Operations and Financial Condition (continued)
--------------------------------------------------------------------------------

amortization, and undistributed earnings of affiliates. Cash flow from operating activities improved $28.6 million in 1995 compared to the adjusted 1994 figure. Higher net income before depreciation and amortization and before equity in the earnings and provision for discontinued operations of affiliates contributed $18.9 million of the increase. An increase in deferred income tax benefits and lower cash funding of working capital growth, net of a further decrease in long-term liabilities, contributed to the balance.

  Investing activities utilized $312.0 million and $122.5 million of cash in 1993 and 1994, respectively, and generated $6.1 million of cash in 1995. Progressively lower capital spending for new project construction was the main reason for this trend, coupled in 1995 with a reduction in acquisition activity and substitution of Company-backed letters of credit or guarantees for certain investments held by trustees. Wheelabrator spent $262.2 million on project construction during 1993 compared with $77.0 million in 1994 and $5.6 million in 1995. During 1993, the NYOFCO facility was completed, and the Falls Township, Ridge Generating Station, and Baltimore I facilities were being built. Construction of these three plants was finished in 1994. The Company began construction of a second pelletizer installation in Baltimore, Maryland, ("Baltimore II") during 1995. Nonproject capital expenditures were relatively constant at approximately $30 million in each of the three years.

  Cash payments for acquisitions, net of acquired cash, were $12.6 million in 1995 compared to $25.8 million in 1994 and $15.0 million in 1993. In addition, the Company issued approximately 1.6 million and 0.2 million shares of its common stock in connection with the 1993 and 1994 acquisitions. During 1993, seven businesses providing water and air quality-related environmental products and services as well as independent power were purchased. Acquisitions closed in 1994 included wastewater treatment operating contracts and eight companies supplying water quality products and services plus one air-related service business. Acquisition activity during 1995 included privatization of the MCD Franklin facility and purchase of one Clean Water-related business. The reduction in business acquisition activity in 1995 compared to prior years resulted, in part, because management believed the price of many available water businesses was inconsistent with creation of long-term shareholder value. The pro forma effect of acquisitions made in 1993, 1994, and 1995 on the Company's results of operations is not material.

  Financing activities required $200.8 million of cash in 1995 versus $96.1 million and $56.9 million in 1993 and 1994, respectively. Major uses included debt repayments, stock repurchases, and dividends. Dividend payments totaled $16.8 million in 1993, $19.0 million in 1994, and $20.3 million in 1995 as the Company increased its declared dividends from $0.08 per common share in 1993 to $0.10 and $0.11 per common share in 1994 and 1995, respectively. During 1994 and 1995, Wheelabrator repurchased 3.3 million and 7.2 million shares of its common stock at an aggregate cost of approximately $47.6 million and $104.2 million, respectively. No shares were repurchased in 1993. Short-term borrowings pursuant to the Master Intercorporate Agreement between the Company and WMX funded the 1994 share repurchases and were repaid using operating cash flow during the first half of 1995. The Company is authorized to repurchase an additional 19.2 million shares of its common stock through mid-December 1997 on the open market or in privately negotiated transactions provided market conditions make it attractive to do so.

  In addition to making scheduled repayments thereon, over the past several years Wheelabrator has refinanced at lower interest rates or repaid prior to maturity certain of its existing project debt. During 1993, the long-term project debt underlying the sale leaseback financing of the Company's Baltimore, Maryland, trash-to-energy facility was refinanced with the resulting rate benefit being recognized in the form of lower lease payments over the remaining term of the facility's operating lease. Additionally, approximately $40.0 million of letter of credit secured debt related to the Company's Westchester County facility was retired at par value in 1993. The remaining $113.0 million of project debt associated with the Westchester County facility was refinanced in March 1994. Half of the interest savings of approximately 4.7 percentage points is being shared with Westchester County in exchange for certain agreements covering the County's involvement in the retrofit of the facility to meet CAAA requirements and a five-year extension of the solid waste disposal agreement with the County. Private placement debt of $11.3 million associated with the Saugus, Massachusetts, trash-to-energy plant was also retired in 1994. In December 1995, Wheelabrator refinanced the remaining $28.6 million of bank debt connected with its Frackville, Pennsylvania, independent power facility. This refinancing lowered the interest rate premium above LIBOR on this floating rate debt by slightly under 1.2 percentage points and included a Wheelabrator guarantee of the project's debt obligations. Net of refinancing proceeds, $83.4 million, $47.4 million, and $31.8 million of cash was used to retire long-term debt in 1993, 1994, and 1995, respectively.

  The Company currently expects its major uses of capital during 1996 to include investments in new projects, continued acquisitions, and stock repurchases in addition to dividends, scheduled debt repayments, and nonproject capital expenditures. Planned project investments, which include continued construction of the Baltimore II pelletizer, are expected to require approximately $50 million of cash during 1996. Nonproject capital spending is expected to use a similar amount of cash, which represents an increase compared to past years due principally to planned investments in Clean Water businesses such as a Pacific Rim headquarters and research center located in Singapore and expansion of the Parker, Arizona, carbon regeneration facility. While the Company intends to continue to grow its Clean Water business through selected, strategic acquisitions, the level of spending will be dependent on the specific opportunities that are identified.

  Within the next five years, the air pollution control systems at certain trash-to-energy facilities owned or leased by Wheelabrator will be required to be modified to comply with more stringent air pollution control standards adopted by the EPA in October 1995.

--------------------------------------------------------------------------------

The compliance dates will vary by facility, but all affected facilities will be required to be in compliance with the new rules by the end of the year 2000. Currently available technologies will be adequate to meet the new standards. Although the total expenditures required for such modifications are estimated to be in the $250 - $300 million range, they are not expected to have a material adverse effect on the Company's liquidity or results of operations because provisions in the impacted facilities' long-term waste supply agreements allow the Company to recover from customers the majority of incremental capital and operating costs.

  Wheelabrator had net working capital of $98.2 million as of December 31, 1995, compared to a working capital deficit of $16.0 million at the previous year-end. Included in year-end 1995 working capital was $78.7 million of cash and cash equivalents. This cash plus an expected $250 - $300 million of net cash generated by operating activities and short-term borrowings from WMX are expected to be sufficient to meet the Company's anticipated short-term capital expenditure, dividend payment, debt retirement, and operating liquidity needs. Pursuant to the Master Intercorporate Agreement, which governs borrowing and lending between the Company and WMX, Wheelabrator may borrow up to $100.0 million in excess of any amounts loaned to WMX. In August 1995, this agreement was extended through December 1996, and will automatically renew on an annual basis thereafter unless either party provides 90-day notice of termination. In addition to using available internally-generated cash, expected share repurchase and acquisition activities will likely be funded by external, long-term financing of certain projects such as the two Baltimore pelletizers. Wheelabrator's ratio of total debt to total capital was approximately 34 percent at the end of 1995, which the Company believes to be indicative of substantial unused borrowing capacity given its historically strong ability to generate cash from operations.

DERIVATIVES From time to time, the Company uses foreign currency derivatives to mitigate the impact of currency fluctuations on its equity income from WM International and on certain specifically identified transactions. In addition, Wheelabrator was a party to an interest rate swap agreement that minimized the impact of interest rate fluctuations on, and was a required part of the projected financing for, its Frackville facility. This swap agreement expired in December 1995. Derivatives used are confined to simple instruments that do not involve multipliers or leverage and have not had and are not expected to have a material impact on the Company's financial statements. The use of and accounting for these derivative instruments, all of which are considered nontrading in nature, are discussed more fully in Note 2 of the Notes to Consolidated Financial Statements.

CONTINGENCIES In May 1994, the U.S. Supreme Court ruled that state and local governments may not constitutionally restrict the free movement of trash in interstate commerce through the use of flow control laws. Such laws typically involve a municipality specifying the disposal site for all solid waste generated within its borders. Since the ruling, several decisions of state or federal courts have invalidated regulatory flow control schemes in a number of jurisdictions. Other judicial decisions have upheld nonregulatory means by which municipalities may effectively control the flow of municipal solid waste. There can be no assurance that such alternatives to regulatory flow control will in every case be found to be lawful. For example, the Company's Gloucester County, New Jersey, facility relies on a disposal franchise for substantially all of its supply of municipal solid waste. A recent federal court ruling in that state invalidated a franchise applicable to construction and demolition waste and has cast doubt on the validity of the municipal solid waste disposal franchise, which is now being challenged in separate litigation. The Supreme Court's ruling has not to date had a material adverse affect on any of the Company's trash-to-energy operations. Federal legislation has been proposed, but not yet enacted, to effectively grandfather existing flow control mandates. In the event that such legislation is not adopted, the Company believes that affected municipalities will endeavor to implement alternative lawful means to continue controlling the flow of waste. In view of the uncertain state of the law at this time, however, the Company is unable to predict whether such efforts would be successful.

  Since 1994, the Company was involved in litigation involving permits for the construction and operation of the Lisbon facility. These matters were resolved during 1995, and the plant began commercial operations in January 1996.
--------------------------------------------------------------------------------

OUTLOOK

The Clean Water segment was reorganized and consolidated into one line of business in 1995. A thorough review of strategy has been conducted by management, and in the future, the Company intends to focus on increasing the long-term services component of this business by providing additional outsourcing services for plant operation and biosolids management as well as the ownership and operation of industrial process water and wastewater plants, municipal drinking water plants, and municipal wastewater plants. In addition, Clean Water will continue to develop and grow a strong technology and process base both to service its clients' needs worldwide and to support its service focus.

  The energy business' focus in 1996 will be on further optimizing operations at existing facilities while pursuing international opportunities for trash-to-energy and other waste fuel-fired power plants. Such development activities typically require multi-year efforts. The Company also intends to further capitalize on its power generation expertise by pursuing domestic opportunities to own and operate power plants for industrial customers.

  During 1995, management conducted a significant downsizing and consolidation of air business operations to size the business to fit the potential market and operate on a cash-positive basis. In 1996, management will keep the air business and other under-performing assets under close review. It is not anticipated that market conditions in the air business will improve significantly in the next two or three years.

  In light of the factors discussed above and the anticipated continued shift in the Company's revenue mix into lower-margin water businesses, Wheelabrator expects its 1996 earnings per share growth will not exceed ten percent.