Form 10-K, Exhibit 13
period 1995-12-31
WHEELABRATOR TECHNOLOGIES INC /DE/
filed 1996-03-29
CIK 790159

                                                                    EXHIBIT 13.2

Wheelabrator Technologies Inc. and Subsidiaries
Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------
(000s omitted, except share amounts)
December 31,                                                                         1994         1995
------------------------------------------------------------------------------------------------------
Assets
 Current assets:
 Cash and cash equivalents                                                     $   36,133   $   78,732
 Receivables, net of allowance of $9,462 in 1994 and $12,187 in 1995              216,367      215,080
 Inventories                                                                       69,220       62,638
 Costs and earnings in excess of billings                                          42,833       50,497
 Other current assets                                                              58,360       51,312
------------------------------------------------------------------------------------------------------
  Total current assets                                                            422,913      458,259
------------------------------------------------------------------------------------------------------
Property, plant, and equipment, net                                             1,680,002    1,624,159
Cost in excess of net assets of acquired businesses, net                          230,711      233,533
Investments in affiliates                                                         618,971      604,656
Other assets                                                                      324,014      299,586
------------------------------------------------------------------------------------------------------
  Total assets                                                                 $3,276,611   $3,220,193
======================================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
 Current maturities of long-term debt                                          $   35,749   $   35,808
 Due to WMX Technologies, Inc.                                                     53,163           --
 Accounts payable                                                                  94,375       93,327
 Accrued liabilities                                                              189,687      185,273
 Advance payments on contracts                                                     65,966       45,686
------------------------------------------------------------------------------------------------------
  Total current liabilities                                                       438,940      360,094
------------------------------------------------------------------------------------------------------
Long-term debt                                                                    735,933      704,414
Deferred income taxes                                                             326,757      395,645
Deferred income                                                                    89,083       77,513
Other long-term liabilities                                                       261,016      232,262
Commitments and contingencies
Stockholders' equity:
 Preferred stock, par value $1.00 per share; 50,000,000 authorized;
  none issued or outstanding                                                           --           --
 Common stock, par value $0.01 per share; 500,000,000 authorized;
  189,545,407 shares issued in 1994 and 1995                                        1,895        1,895
 Capital in excess of par value                                                   877,428      876,595
 Cumulative translation adjustment                                                (17,650)      (9,986)
 Treasury stock at cost; 3,270,054 shares in 1994, 10,112,610 shares in 1995      (47,489)    (146,494)
 Retained earnings                                                                610,698      728,255
------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                    1,424,882    1,450,265
------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                  $3,276,611   $3,220,193
======================================================================================================

The accompanying notes are an integral part of these balance sheets.

Wheelabrator Technologies Inc. and Subsidiaries

Consolidated Statements of Income
------------------------------------------------------------------------------


(000s omitted, except per share amounts)

Years Ended December 31,                        1993         1994         1995
------------------------------------------------------------------------------
Revenue                                   $1,142,219   $1,324,567   $1,451,675
------------------------------------------------------------------------------
 Operating expenses                          792,719      915,237    1,015,269
 Selling and administrative expenses         107,276      119,380      130,976
 Interest expense                             64,484       52,454       60,726
 Interest income                             (18,278)     (14,250)     (11,123)
 Equity in earnings of affiliates
  (1995 reduced by $25.6 million related to
  a special charge recorded by
  WM International)                          (38,462)     (29,348)      (4,998)
 Gains from stock transactions of
  affiliates                                  (7,680)          --           --
 Other income, net                            (4,530)      (1,589)      (2,612)
------------------------------------------------------------------------------
 Income from continuing operations
  before income taxes                        246,690      282,683      263,437
 Income tax provision                         89,935      102,521      101,288
------------------------------------------------------------------------------
Income from continuing operations            156,755      180,162      162,149
 Equity income from discontinued
  operations (Note 3)                          6,347        4,733        5,789
 Equity in provision for loss on
  disposal of discontinued operations
  (Note 3)                                        --           --      (30,080)
------------------------------------------------------------------------------
Net income                                $  163,102   $  184,895   $  137,858
==============================================================================
Weighted average common and common
 equivalent shares outstanding               188,900      189,900      185,000
==============================================================================

Earnings (loss) per common and
 common equivalent share:
 Continuing operations                    $     0.83   $     0.95   $     0.88
 Discontinued operations                        0.03         0.02        (0.13)
------------------------------------------------------------------------------
Net income                                $     0.86   $     0.97   $     0.75
==============================================================================

The accompanying notes are an integral part of these financial statements.

Wheelabrator Technologies Inc. and Subsidiaries
Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------------------------------
(000s omitted)
Years Ended December 31,                                                           1993        1994        1995
-----------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                      $ 163,102   $ 184,895   $ 137,858
Adjustments to reconcile net income to cash flows from operating activities:
  Depreciation and amortization                                                    75,323      95,254     107,814
  Deferred income taxes                                                            61,477      48,909      59,295
  Undistributed earnings of affiliates                                            (38,462)    (29,348)     (4,998)
  Equity in discontinued operations                                                (6,347)     (4,733)     24,291
  Gains from stock transactions of affiliates                                      (7,680)         --          --
  Deferred lease expense                                                           (7,349)     (7,530)    (10,523)
  Changes in assets and liabilities, net of effects of acquired and contributed businesses:
     Receivables, net                                                             (21,578)    (29,258)    (11,195)
     Inventories                                                                    4,101      (9,517)      5,014
     Costs and earnings in excess of billings                                     (12,879)     (2,097)     (7,664)
     Other current assets                                                          (2,439)     (2,826)     12,296
     Accounts payable                                                             (32,008)     10,525        (542)
     Accrued liabilities                                                          (21,965)    (19,400)       (933)
     Advance payments on contracts                                                    380      (2,594)    (27,637)
     Other long-term liabilities                                                   23,822     (46,534)    (36,713)
  Other, net                                                                      (23,957)     (6,883)     (9,039)
-----------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                       153,541     178,863     237,324
-----------------------------------------------------------------------------------------------------------------
Investing Activities
Capital expenditures                                                             (291,637)   (105,459)    (37,805)
Proceeds from sale of investments                                                  10,682         583      12,821
Sale of property, plant, and equipment                                              1,682       8,374      12,498
Investments held by trustees                                                        9,917       5,936      36,810
Cash paid for acquisitions, net of acquired cash                                  (14,983)    (25,754)    (12,571)
Other, net                                                                        (27,690)     (6,206)     (5,672)
-----------------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) investing activities                           (312,029)   (122,526)      6,081
-----------------------------------------------------------------------------------------------------------------
Financing Activities
Additions to long-term debt                                                            --     112,985      29,388
Repayments of long-term debt                                                      (83,443)   (160,335)    (61,181)
Net borrowings from WMX Technologies, Inc.                                             --      53,163     (53,163)
Proceeds from exercise of stock options                                             4,205       5,739       3,665
Dividends paid                                                                    (16,826)    (18,954)    (20,301)
Stock repurchase program                                                               --     (47,550)   (102,368)
Other, net                                                                             --      (1,971)      3,154
-----------------------------------------------------------------------------------------------------------------
  Net cash used for financing activities                                          (96,064)    (56,923)   (200,806)
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                 (254,552)       (586)     42,599
Cash and cash equivalents at beginning of period                                  291,271      36,719      36,133
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                      $  36,719   $  36,133   $  78,732
=================================================================================================================
Supplemental disclosure:
  Interest paid, net of amounts capitalized                                     $  62,490   $  56,015   $  59,812
=================================================================================================================
  Income taxes paid                                                             $  85,441   $  73,790   $  44,099
=================================================================================================================
Significant noncash investing activities:
  Net assets contributed to Rust International Inc.                             $ 244,278   $      --   $      --
=================================================================================================================
  Common stock issued for acquisitions                                          $  30,972   $   2,900   $      --
=================================================================================================================
  Liabilities assumed in acquisitions                                           $  35,427   $  74,938   $   8,232
=================================================================================================================

The accompanying notes are an integral part of these financial statements.

Wheelabrator Technologies Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------
(000s omitted)
                                                           Capital in     Cumulative
                                                 Common     Excess of    Translation     Treasury    Retained
                                                  Stock     Par Value     Adjustment        Stock    Earnings         Total
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                       $1,865      $758,646       $(17,785)   $      --    $296,617    $1,039,343
---------------------------------------------------------------------------------------------------------------------------
 Net income                                          --            --             --           --     163,102       163,102
 Dividends declared ($0.08 per share)                --            --             --           --     (14,962)      (14,962)
 Foreign currency translation                        --            --        (15,885)          --          --       (15,885)
 Exercise of stock options                            7         4,195             --            3          --         4,205
 Tax benefit from stock options                      --         3,370             --           --          --         3,370
 Stock issued for acquisitions                       16        30,707             --          249          --        30,972
 Treasury shares from acquisition adjustments        --            --             --         (969)         --          (969)
 Investment in Rust International Inc.               --        77,662             --           --          --        77,662
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                        1,888       874,580        (33,670)        (717)    444,757     1,286,838
---------------------------------------------------------------------------------------------------------------------------
 Net income                                          --            --             --           --     184,895       184,895
 Dividends declared ($0.10 per share)                --            --             --           --     (18,954)      (18,954)
 Foreign currency translation                        --            --         16,020           --          --        16,020
 Exercise of stock options                            5         4,457             --        1,277          --         5,739
 Tax benefit from stock options                      --         2,134             --           --          --         2,134
 Stock issued for acquisitions                        2         2,898             --           --          --         2,900
 Treasury shares from acquisition adjustments        --            --             --         (499)         --          (499)
 Stock repurchases (3,273,800 shares)                --            --             --      (47,550)         --       (47,550)
 Investment in Rust International Inc.               --        (6,641)            --           --          --        (6,641)
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                        1,895       877,428        (17,650)     (47,489)    610,698     1,424,882
---------------------------------------------------------------------------------------------------------------------------
 Net income                                          --            --             --           --     137,858       137,858
 Dividends declared ($0.11 per share)                --            --             --           --     (20,301)      (20,301)
 Foreign currency translation                        --            --          7,664           --          --         7,664
 Exercise of stock options                           --        (1,488)            --        5,153          --         3,665
 Tax benefit from stock options                      --           655             --           --          --           655
 Stock repurchases (7,194,600 shares)                --            --             --     (104,154)         --      (104,154)
 Treasury shares from acquisition adjustments        --            --             --           (4)         --            (4)
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       $1,895      $876,595       $ (9,986)   $(146,494)   $728,255    $1,450,265
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

Wheelabrator Technologies Inc. and Subsidiaries Notes to Consolidated Financial Statements (000s omitted in all tables except per share amounts)
--------------------------------------------------------------------------------

NOTE 1  BUSINESS DESCRIPTION

Wheelabrator Technologies Inc. ("Wheelabrator" or the "Company"), a majority-owned subsidiary of WMX Technologies, Inc. ("WMX"), is a multi-faceted environmental services company involved in two principal global lines of business: Clean Energy and Clean Water. Clean Energy develops, owns, and operates trash-to-energy and independent power facilities that generate electrical power for sale to utilities while providing trash disposal for municipal and commercial customers. Clean Water's products and services include equipment and process systems designed for water and wastewater management, water and wastewater treatment facility operation, and biosolids management. Its customer base is municipal and industrial in nature. The Company also offers air quality control systems for industrial and utility applications and has substantial equity investments in two WMX-controlled companies, Waste Management International plc ("WM International") and Rust International Inc. ("Rust"). Additional financial information by line of business and geographic area appears in Note 10.
--------------------------------------------------------------------------------

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Company's financial statements are prepared on a consolidated basis and include the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated. Investments in affiliates the Company does not control are accounted for using the equity method after elimination of material interaffiliate transactions.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income, and expenses and disclosures of contingencies. Future events could alter such estimates.

CONCENTRATIONS

Wheelabrator's businesses offer a multitude of products and services to a diverse customer base. As of December 31, 1995, the Company believes it has no significant customer, supplier, product line, credit risk, geographic, or other concentrations that could expose the Company to adverse, near-term severe financial impacts.

REVENUE RECOGNITION

The Company recognizes revenue from certain long-term engineering, equipment supply, and construction contracts on the percentage-of-completion basis, with estimated losses recognized in full when identified. All other revenue is recognized when services are rendered or products are shipped.

DEVELOPMENT AGREEMENT

Through August 1994, the Company and WMX were parties to an agreement that provided for reimbursement by WMX of certain project development expenses incurred by Wheelabrator, subject to certain limitations. Wheelabrator billed WMX $6.9 million and $7.6 million under this agreement during 1993 and 1994, respectively.

FOREIGN CURRENCY

Certain foreign subsidiaries' income statement accounts are translated at the average exchange rates in effect during the period, while assets and liabilities are translated at the rates of exchange at the balance sheet date. The resulting balance sheet translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange transaction gains and losses realized during 1993, 1994, and 1995 were not significant.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For purposes of the Consolidated Statements of Cash Flows, all highly liquid instruments purchased with an original maturity of three months or less, and investments with WMX, are considered to be cash equivalents.

  Wheelabrator and WMX are parties to a Master Intercorporate Agreement that provides, among other things, for Wheelabrator to lend excess cash to WMX at interest rates at least as favorable as those Wheelabrator could otherwise obtain. In August 1995, this agreement was extended through December 31, 1996, and will automatically renew on an annual basis thereafter unless either party provides 90-day notice of termination. Under the agreement's terms, in the event Wheelabrator requires short-term cash for the conduct of its business and operations, WMX will make available to Wheelabrator such amounts as Wheelabrator requires, up to a total of $100.0 million in excess of amounts loaned by Wheelabrator to WMX. In addition, a right of set-off exists for amounts owed by either Wheelabrator or WMX. As such, net amounts invested with WMX pursuant to this agreement are considered to be highly liquid cash equivalents and are included in cash and cash equivalents on the Company's Consolidated Balance Sheets. At December 31, 1994, the Company had net borrowings from WMX of approximately $53.2 million. As of December 31, 1995, the Company had investments with WMX of $37.3 million.

DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company uses derivatives to manage currency and interest rate risk. The portfolio of such instruments (which are held for purposes other than trading) at December 31, 1995, is set forth below:

INTEREST RATE AGREEMENT As part of the long-term financing of the Company's Frackville, Pennsylvania, independent power facility, Wheelabrator was required to enter into an interest rate swap agreement to reduce the impact of changes in interest rates on the underlying variable rate term loans. Under the agreement, which expired in December 1995, Wheelabrator paid a fixed interest rate of 9.65 percent and received floating interest rate payments from the counterparty at LIBOR without the exchange of the underlying $25 million notional amount. Net differences paid or received were included as part of interest expense over the life of the agreement. Wheelabrator incurred $1.3 million and $0.7 million of net interest expense under this agreement during 1994 and 1995, respectively, which increased the effective interest rate on the related debt by approximately four percent in 1994 and three percent in 1995.

CURRENCY AGREEMENTS During 1994, the Company used foreign currency derivatives to mitigate the impact of currency fluctuations on its equity in the earnings of its WM International affiliate. Although the Company's purpose for using such derivatives was to hedge currency risk, they did not qualify for hedge accounting under generally accepted accounting principles and accordingly, were marked to market at the end of each interim accounting period. The derivatives in place during 1994 consisted of offsetting
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

put and call options with different strike prices. The Company received or paid, based on the notional amount of the option, the difference between the average exchange rate of the hedged currency against the base currency and the average (strike price) contained in the option. Complex instruments involving multipliers or leverage were not used. Although the Company incurred an expense in connection with these agreements, it recognized an offsetting increase in the translation of foreign earnings from foreign investees. All options expired in December 1994. The gains and losses recognized on these collars during 1994 were immaterial. Management carefully monitors market conditions and may enter similar agreements in the future when it is deemed beneficial.

  In addition, Wheelabrator has sold an immaterial amount of U.S. Dollars, German Deutsche Marks, British Pounds, French Francs, Italian Lira, and Dutch Guilders forward for delivery at various dates in 1996 to hedge foreign exchange exposure on specifically identified transactions. Gains or losses on these hedges are included in the measurement of the subsequent transaction. Where deemed advantageous, management will enter similar hedges in the future to mitigate foreign exchange exposure.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, receivables, investments held by trustees, accounts payable, and debt instruments. The book values of cash and cash equivalents, receivables, investments held by trustees, and accounts payable are considered to be representative of their respective fair values. The aggregate fair market value of Wheelabrator's long-term debt was approximately $828.3 million and $885.2 million on December 31, 1994 and 1995, respectively. The fair value of the Company's long-term debt was determined by discounting future cash flows at the quoted or estimated current rate applicable to each type of debt. See Note 6 for the terms and carrying values of the Company's various debt instruments. The fair value of the Frackville interest rate swap was a liability of approximately $0.6 million on December 31, 1994. The fair value of the interest rate swap was the estimated amount that the counterparty would have received to terminate the swap agreement at the balance sheet date.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment (including major improvements) are capitalized and stated at cost. Items of an ordinary maintenance or repair nature are charged directly to operating expense. The cost less estimated salvage value of property, plant, and equipment (except for land and unutilized land options) is generally depreciated on a straight-line basis over estimated useful lives that range from 3 to 35 years.

  Under a land option agreement with a WMX subsidiary, the Company has the exclusive right to purchase or lease sites for trash-to-energy or other facilities at existing or future landfills owned by the subsidiary. These land options are classified as property, plant, and equipment. The option cost attributable to each utilized site will be allocated to a facility and amortized on a straight-line basis over the estimated useful life of the facility upon commencement of operations. During 1994, amortization began on $29.6 million worth of exercised land options as two facilities located on such sites commenced operations. During 1995, the land option agreement was amended to include, among other things, a guarantee of value for Wheelabrator and an extension through 2020. The Company paid $15.0 million to WMX in conjunction with this amendment, which amount was capitalized net of amounts previously accrued and capitalized in conjunction with an earlier extension option.

CAPITALIZED INTEREST

The Company capitalizes interest on significant projects under construction in accordance with Statement of Financial Accounting Standards No. 34. Amounts capitalized and netted against interest expense in the Consolidated Statements of Income were $10.0 million in 1993, $12.1 million in 1994, and $0.1 million in 1995.

COST IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES

The excess of cost over fair value of the net assets of acquired businesses ("goodwill") is amortized on a straight-line basis over a maximum of 40 years. The accumulated amortization balances as of December 31, 1994 and 1995, were $15.9 million and $22.3 million, respectively. On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired businesses to generate current and undiscounted expected future cash flow in excess of unamortized goodwill. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill. Such adjustments have not historically been material to the Company's financial statements.

DISPOSAL CREDITS

The Company classifies disposal credits as other assets until applied against the cost of disposing of materials such as biosolids or ash residue from its trash-to-energy facilities at WMX landfills. These credits are charged to expense as utilized. The Company utilized $2.5 million and $3.0 million of disposal credits during 1994 and 1995, respectively. There were approximately $34.2 million and $31.2 million of disposal credits remaining at December 31, 1994 and 1995, respectively.

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

INCOME TAXES

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable because of timing differences in the recognition of certain income and expense items for financial reporting and tax reporting purposes. In accordance with Statement of Financial Accounting Standards No. 109, the Company accounts for income taxes using an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities, measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income taxes are not provided on undistributed earnings of affiliates because these earnings are considered to be permanently reinvested. If the reinvested earnings were to be remitted, the U.S. income taxes due under current tax law would not be material. Investment credits have been deferred and are included in income as a reduction of income tax expense over the estimated useful lives of the assets that gave rise to the credits. See Note 4.
--------------------------------------------------------------------------------

Wheelabrator Technologies Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
--------------------------------------------------------------------------------

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

  Estimated closure and postclosure monitoring costs associated with ash residue monofills for which the Company is responsible include items such as final cap and cover on the site, leachate management, and groundwater monitoring. These costs are recognized in proportion to use of the permitted capacity at such disposal sites. Such costs are estimated based on the technical requirements of EPA or applicable state regulations, whichever are stricter. These accruals for closure and postclosure costs relate to expenditures to be incurred after a monofill ceases to accept ash residue. To the extent similar costs are incurred during the active life of the site, they are expensed as incurred. Preparation costs associated with these sites and their individual cells are capitalized and amortized over the respective estimated life of the disposal site or individual cell.

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

  The Company has recorded liabilities for closure and postclosure monitoring and environmental remediation costs as follows:

December 31,                        1994     1995
---------------------------------------------------
Current portion, included in
  accrued liabilities              $ 4,562  $11,452
Noncurrent portion, included in
  other long-term liabilities       17,145    6,677
                                   -------  -------
Total environmental liabilities    $21,707  $18,129
                                   =======  =======

  During the remaining life of active sites, the Company anticipates providing an additional $2.1 million of closure and postclosure costs.

CONTRACTS IN PROCESS

Information with respect to contracts in process at December 31, 1994 and 1995, is as follows:

December 31,                                 1994        1995
---------------------------------------------------------------
Costs and estimated earnings
on uncompleted contracts                  $ 601,650   $ 450,202
Less: Billings on uncompleted contracts    (624,783)   (445,391)
                                          ---------   ---------
Total contracts in process                $ (23,133)  $   4,811
                                          =========   =========
  Contracts in process are included in the Consolidated Balance
Sheets under the following captions:

December 31,                                 1994        1995
---------------------------------------------------------------
Costs and earnings in excess of billings  $  42,833   $  50,497
Advance payments on contracts               (65,966)    (45,686)
                                          ---------   ---------
Total contracts in process                $ (23,133)  $   4,811
                                          =========   =========

  All contracts in process are expected to be billed and collected within three years.

  Accounts receivable includes retainage that has been billed but is not due pursuant to contract provisions until completion. Such retainage at December 31, 1995, is $14.2 million, including $1.3 million that is expected to be collected after one year. At December 31, 1994, retainage was $14.6 million.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

Earnings per common and common equivalent share is calculated by dividing net income by the weighted average number of shares outstanding, including the effect of common stock equivalents determined using the treasury stock method. Common stock equivalents consist of unexercised stock options. The treasury stock method assumes that options with an exercise price below the average market price for the period are exercised at the beginning of the period and the proceeds from the exercise of such options are used to repurchase common stock.

  The following table reconciles the number of common shares shown as outstanding in the Consolidated Balance Sheets with the number of common shares used in computing earnings per share:

Years Ended December 31,                               1994     1995
----------------------------------------------------------------------
Common shares issued,
  net of treasury stock per
  Consolidated Balance Sheets                         186,275  179,433
Effect of shares issuable under
  stock options after applying
  the "treasury stock" method                             782      643
Effect of using weighted
  average common shares
  outstanding during the year                           2,843    4,924
                                                      -------  -------
Common shares used in computing earnings per share    189,900  185,000
                                                      =======  =======

ACCOUNTING PRONOUNCEMENTS

Effective January 1, 1994, Wheelabrator adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("FAS 112"). This new statement established accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The adoption of FAS 112 did not have a material impact on the Company's financial statements since its accounting prior to adoption of FAS 112 was substantially in compliance with

--------------------------------------------------------------------------------

the new standard. Also effective during 1994 was Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities" ("FAS 115"). The Company does not have significant investments and does not contemplate acquiring significant investments of the type covered in FAS 115.

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

RECLASSIFICATION

Certain prior period amounts have been reclassified to conform with the current year presentation.
--------------------------------------------------------------------------------

NOTE 3  CAPITAL TRANSACTIONS, ACQUISITIONS, AND DIVESTITURES

WM INTERNATIONAL

Wheelabrator owns approximately 12 percent of WM International, a WMX subsidiary that owns substantially all of WMX's waste management services operations outside of North America. The investment is accounted for using the equity method due to the significance, through WMX, of Wheelabrator's influence over WM International. As of December 31, 1995, WM International was owned approximately 12 percent by Wheelabrator, 12 percent by Rust, 56 percent by WMX, and 20 percent by the public.

  During 1993, 1994, and 1995, respectively, Wheelabrator recorded equity in net income (loss) of WM International of $13.8 million, $15.2 million, and $(5.1) million. The Company's equity income was reduced by approximately $25.6 million during the fourth quarter of 1995 for its share of a largely noncash special charge recorded by WM International. The charge related to actions WM International is taking to sell or otherwise dispose of noncore businesses and investments as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. The charge followed a thorough review of WM International's operations and management structure, and reflects WM International's intention to refocus on its core waste services business. Wheelabrator's investment in WM International totaled approximately $226.0 million and $228.7 million as of December 31, 1994 and 1995, respectively. Included within these investment balances are undistributed earnings of approximately $52.0 million and $47.0 million as of December 31, 1994 and 1995, respectively. As of December 31, 1995, the market value of the Company's WM International investment exceeded its book value by approximately $13.2 million.

  A summary of certain financial information for WM International follows:

December 31,                                              1994        1995
--------------------------------------------------------------------------------
Current assets                                      $  828,011  $  859,591
Noncurrent assets                                    3,216,661   3,375,998
Current liabilities                                    788,769   1,077,746
Noncurrent liabilities                               1,042,062     893,717
Minority interest                                      330,172     357,934


Years Ended December 31,                      1993        1994        1995
--------------------------------------------------------------------------------
Revenue                                 $1,411,211  $1,710,862  $1,865,081
Gross profit                               402,065     466,265     260,206
Net income (loss)                          114,246     126,753     (42,112)

RUST

Wheelabrator owns approximately 40 percent of Rust, an environmental and infrastructure engineering and consulting company. The remaining 60 percent of Rust is owned directly or indirectly by WMX. During 1993, 1994, and 1995, Wheelabrator recorded equity in income from continuing operations of Rust of $25.0 million, $14.4 million, and $10.2 million, respectively. During 1993, the Company also recognized a nontaxable gain of $7.7 million from Rust's issuance of additional shares of its common stock. Wheelabrator's investment in Rust totaled approximately $387.2 million and $373.1 million as of December 31, 1994 and 1995. The investment balance includes approximately $51.5 million and $37.4 million of undistributed earnings as of December 31, 1994 and 1995, respectively.

  A summary of certain financial information for Rust follows:

December 31,                                  1994        1995
--------------------------------------------------------------------------------
Current assets                          $  494,595  $  258,033
Noncurrent assets(1)                     1,277,060   1,260,844
Current liabilities                        254,068     123,207
Noncurrent liabilities                     545,624     450,696

(1) 1995 noncurrent assets include approximately $130.6 million of net assets held for sale.

Years Ended December 31,          1993        1994        1995
--------------------------------------------------------------------------------
Revenue                     $1,035,004  $1,140,294  $1,027,430
Gross profit                   226,198     225,165     210,902
Income from
continuing operations           64,355      43,754      25,514
Net income (loss)               79,964      55,587     (35,213)

DISCONTINUED OPERATIONS

In the fourth quarter of 1995, Rust announced that as a result of its ongoing strategic review, it will sell or discontinue its process engineering, construction, specialty contracting, and similar lines of business and focus on its environmental and infrastructure engineering and consulting business. Rust has classified the businesses to be disposed of as discontinued operations. Wheelabrator has a 40 percent equity interest in Rust, and accordingly, has recorded 40 percent of Rust's provision for loss on the disposal of these operations. The Company's equity in the income from this segment of Rust has also been reported separately from continuing operations.

  The provision for loss on disposal of discontinued operations includes management's best estimates of the amounts expected to be realized on the sale of these businesses. The amounts Rust will ultimately realize could differ materially in the near-term from the amounts estimated in arriving at the provision for loss.

Wheelabrator Technologies Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
--------------------------------------------------------------------------------

  During 1993, 1994, and 1995, Wheelabrator paid Rust approximately $144.7 million, $101.6 million, and $26.8 million, respectively, for engineering, construction management, and other services. The terms of transactions between the Company and Rust are generally the same as the terms of comparable transactions with unaffiliated third parties.

ACQUISITIONS

In 1993, the Company acquired seven businesses engaged in providing water and air quality-related environmental products and services as well as independent power in exchange for approximately 1.6 million shares of Wheelabrator common stock and $15.0 million of cash. In 1994, in exchange for approximately 156 thousand shares of Wheelabrator common stock and $25.8 million of cash, the Company acquired wastewater treatment operating contracts and nine businesses engaged in providing air and water quality-related environmental products and services and in manufacturing surface finishing equipment. During 1995, Wheelabrator completed the privatization of the Miami Conservancy District wastewater treatment plant located in Franklin, Ohio, at a cost of approximately $6.8 million. Also during 1995, the Company acquired a Taiwanese company engaged in the design and engineering of water treatment equipment for approximately $5.8 million, net of cash acquired. The Company utilizes the purchase method of accounting, and the purchase price of the foregoing acquisitions has been allocated to their respective net assets based upon estimated fair market values. The results of operations of acquired entities have been included in Wheelabrator's financial statements from their respective dates of acquisition. The pro forma effect of the acquisitions made during 1993, 1994, and 1995 is not material.

--------------------------------------------------------------------------------
NOTE 4  INCOME TAXES

Summaries of the Company's income from continuing operations before income taxes and its income tax provisions are given below.


INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

Years Ended December 31,                           1993       1994       1995
--------------------------------------------------------------------------------
Domestic                                       $235,680   $272,650   $250,249
International                                    11,010     10,033     13,188
                                               --------   --------   --------
Total                                          $246,690   $282,683   $263,437
                                               ========   ========   ========

INCOME TAX PROVISION (BENEFIT)

Years Ended December 31,                           1993       1994       1995
--------------------------------------------------------------------------------
Current tax expense
 U.S. Federal                                  $ 16,021   $ 37,152   $ 25,945
 State and local                                  9,333     13,636     10,062
 Foreign                                          3,883      3,603      6,765
                                               --------   --------   --------
 Total current                                   29,237     54,391     42,772
                                               --------   --------   --------
Deferred tax expense
 U.S. Federal                                    54,780     43,713     51,046
 State and local                                  6,697      4,860      9,855
 Foreign                                             --        336     (1,606)
                                               --------   --------   --------
 Total deferred                                  61,477     48,909     59,295
                                               --------   --------   --------
U.S. Federal benefit from
 amortization of deferred
 investment credit                                 (779)      (779)      (779)
                                               --------   --------   --------
Total provision                                $ 89,935   $102,521   $101,288
                                               ========   ========   ========

  The principal items accounting for the difference in income taxes computed at the U.S. statutory rates and as recorded are as follows:

Years Ended December 31,                           1993       1994       1995
--------------------------------------------------------------------------------
Statutory federal income tax rate                  35.0%      35.0%      35.0%
State income taxes after
 federal income tax benefit                         4.2        4.3        4.9
Equity income                                      (5.5)      (3.6)      (0.7)
Deferred tax revaluation
 relating to Omnibus Budget
 Reconciliation Act                                 2.6         --         --
Other, net                                          0.2        0.6       (0.8)
                                                   ----       ----       ----
Effective tax rate                                 36.5%      36.3%      38.4%
                                                   ====       ====       ====

  During 1993, the Company recorded a $6.5 million increase in deferred income taxes due to the impact that the tax rate increase enacted in the Omnibus Budget Reconciliation Act of 1993 had on the net deferred income tax liability. The principal items that comprise the 1994 and 1995 deferred tax (assets) and liabilities are as follows:

December 31,                                                 1994        1995
--------------------------------------------------------------------------------
Reserves not deductible until paid                        $(107,761)  $(102,400)
Deferred income                                             (25,233)    (22,907)
Basis difference in investments
 and capital loss carryforwards                             (12,904)     (8,579)
Alternative minimum
 tax credit carryforwards                                   (17,289)    (24,581)
State net operating loss carryforwards                      (12,431)    (13,435)
Other                                                       (13,787)       (410)
Less: Valuation allowance                                    15,989      10,952
                                                          ---------   ---------
 Subtotal                                                  (173,416)   (161,360)
                                                          ---------   ---------
Property, plant, and equipment                              444,127     508,468
Nondeductible prepaid expenses                               13,876      11,817
Other                                                        42,170      36,720
                                                          ---------   ---------
 Subtotal                                                   500,173     557,005
                                                          ---------   ---------
Total deferred tax liability                              $ 326,757   $ 395,645
                                                          =========   =========

  The Company has approximately $24.6 million of alternative minimum tax credit carryforwards that may be carried forward indefinitely. The Company has capital loss carryforwards of approximately $15 million with an expiration date of 1998. Also, various subsidiaries have state operating loss carryforwards of approximately $310 million with expiration dates through the year 2010. Valuation allowances have been established due to the uncertainty of ultimately realizing the tax benefit of certain state net operating loss carryforwards and the tax benefits attributed to basis differences in certain investments. While the Company expects to realize the deferred tax assets in excess of the valuation allowances, changes in estimates of future taxable income or tax laws could alter this expectation. The valuation allowance decreased $4.4 million during 1994 primarily as a result of the realization of tax benefits due to the disposition of certain investments. During 1995, the valuation allowance decreased $5.0 million due primarily to the realization of capital loss carryforwards.

--------------------------------------------------------------------------------

NOTE 5  CAPITAL STOCK

COMMON STOCK

As of December 31, 1995, approximately 104.6 million shares of the Company's common stock were held by WMX or its subsidiaries. Under certain circumstances, WMX has options to purchase at fair market value newly issued shares of Wheelabrator common stock. WMX also has certain registration rights until August 24, 1999, with respect to certain of the Wheelabrator common stock it holds.

  During 1994 and 1995, the Company repurchased approximately 3.3 million and
7.2 million shares of its common stock for an aggregate cost of approximately $47.6 million and $104.2 million, respectively. The Company is authorized to repurchase an additional 19.2 million shares of its common stock through December 1997 on the open market or in privately negotiated transactions, if market conditions make it attractive to do so.

  The Company declared and paid cash dividends totaling $0.08, $0.10, and $0.11 per common share during 1993, 1994, and 1995, respectively.
--------------------------------------------------------------------------------

NOTE 6  LONG-TERM DEBT AND LEASE COMMITMENTS

Long-term debt is as follows:


December 31,                                                      1994      1995
--------------------------------------------------------------------------------
Industrial development revenue bonds due 1996 to 2010
  at rates of 4.0%-9.25%                                      $686,210  $666,678
Private placement bonds due 2008 at a rate of 10.64%            20,000    20,000
Project financing from syndicate of commercial banks
  due 1995 to 2000 at a rate of 1.5% above LIBOR (8.44%
  at December 31, 1994)                                         33,699        --
Project financing from commercial bank due 1996 to 2000
  at a rate of 0.325% above LIBOR (6.2625% at December 31,
  1995)                                                             --    28,641
Secured notes payable related to coal-handling facilities
  due 1996 to 1999 at rates of 9.0%-9.875%                      24,950    20,327
Other nonproject debt due 1996 to 2008 at rates of
  2.857% to 10.0%                                                6,823     4,576
                                                              --------  --------
                                                               771,682   740,222
Less: Current portion                                           35,749    35,808
                                                              --------  --------
Total long-term debt                                          $735,933  $704,414
                                                              ========  ========

  At December 31, 1995, the Company's long-term project debt was collateralized by property, plant, and equipment with a net book value of approximately $731.1 million and approximately $45.6 million of investments held by trustees. Investments held by trustees typically represent proceeds of long-term debt related to trash-to-energy and independent power projects. These amounts generally consist of reserve funds maintained pursuant to project financing agreement requirements. The investments, which are included in other assets in the Consolidated Balance Sheets, are held in trust and use by the Company is restricted. Also included within other assets are deferred financing costs, which are amortized over the term of the related debt using a straight-line method that approximates the interest method.

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

  Principal payments on long-term debt and noncancelable operating lease payments for operating and office facilities at December 31, 1995, are due as follows:

                           Long-term Debt                       Operating Leases
--------------------------------------------------------------------------------
1996                             $ 35,808                             $   87,399
1997                               34,312                                 88,555
1998                               43,160                                 89,182
1999                               43,541                                 92,466
2000                               43,090                                 93,156
Thereafter                        540,311                                651,153
                                 --------                             ----------
Total                            $740,222                             $1,101,911
                                 ========                             ==========

  Total rent expense was $71.4 million, $72.7 million, and $70.5 million for the years ended December 31, 1993, 1994, and 1995, respectively.

  The Company has directly or indirectly guaranteed the payment of debt obligations at certain of its leased or owned facilities (see also Note 9). These guarantees contain various covenants, the most restrictive of which require the maintenance of specified levels of tangible net worth. The Company is in compliance with these covenants as of December 31, 1995.

  Resco Holdings Inc. ("Resco"), a wholly-owned subsidiary of Wheelabrator, and Allied Signal Inc. ("Allied Signal") are parties to an agreement that provides for specific credit support by Allied Signal for certain of Resco's trash-to-energy project subsidiaries. Under the agreement, Allied Signal may require Resco to refinance, without Allied Signal credit support, indebtedness of supported trash-to-energy projects if it is economical (as defined in the agreement) to do so. Resco and certain of its subsidiaries have agreed to reimburse Allied Signal for all amounts that may be paid by it under the agreement or various related credit support obligations. No support payments have been made by Allied Signal as of December 31, 1995.

  Resco is also required to maintain a minimum level of tangible net worth (approximately $549.8 million as of December 31, 1995). As of December 31, 1995, Resco was in compliance with this provision. Resco has agreed not to declare or pay any cash dividends to the Company at any time Resco's tangible net worth is less than the required amount. Resco owns substantially all of the net operating assets of the Company except certain net assets including cash and investments. The Company has the ability to pay cash dividends using assets other than those restricted within Resco.

Wheelabrator Technologies Inc. and Subsidiaries

--------------------------------------------------------------------------------

NOTE 7  STOCK AND BENEFIT PLANS

STOCK OPTION PLANS

Wheelabrator's stock option plans provide for the grant to key employees of nonqualified options to purchase shares of the Company's common stock at a price equal to the fair market value at the time of grant. When nonqualified options are exercised, the Company receives a federal income tax deduction equal to the market value of the shares at exercise date less the exercise price. The associated tax savings is credited to capital in excess of par value.

  The status of the plans (including predecessor plans under which options remain outstanding) through December 31, 1995, was as follows:

                                      Shares        Option Price
----------------------------------------------------------------
December 31, 1992
 Outstanding                           5,464     $ 3.87 - $15.75
 Available for future grant            5,714         --       --
                                      ------
1993: Granted                            673     $17.69 - $20.65
 Exercised                            (1,031)    $ 3.87 - $15.75
 Cancelled:
  Predecessor plans                      (14)             $11.90
  Current plans                          (46)    $14.25 - $20.65
                                      ------
December 31, 1993
 Outstanding                           5,046     $ 3.87 - $20.65
 Available for future grant            5,087         --       --
                                      ------
1994: Granted                            815              $19.13
Exercised                               (593)    $ 3.87 - $15.75
Cancelled:
  Predecessor plans                      (23)             $11.90
  Current plans                          (98)    $15.75 - $20.65
                                      ------
December 31, 1994
 Outstanding                           5,147     $ 3.87 - $20.65
 Available for future grant            4,370         --       --
                                      ------
1995: Granted                          1,283              $13.63
 Exercised                              (341)    $ 3.87 - $16.75
 Cancelled:
  Predecessor plans                       (6)             $11.90
  Current plans                         (212)    $15.75 - $20.65
                                      ------
December 31, 1995
 Outstanding                           5,871     $ 3.87 - $20.65
                                      ======
 Available for future grant            3,299         --       --
                                      ======
 Exercisable at end of year            3,915     $ 3.87 - $20.65
                                      ======

  Outstanding options generally have a term of seven years from the date of the grant and expire at various dates through April 1, 2002.

SAVINGS AND RETIREMENT PLAN

Substantially all employees are participants in the Wheelabrator-Rust Savings and Retirement Plan, which is a qualified defined contribution plan consisting of a savings account component (the "Savings Account") and a retirement account component (the "Retirement Account"). Under the terms of the Savings Account, eligible employees of the Company may elect to contribute a portion of their annual compensation not to exceed 16 percent. The Company is required to match a minimum of 30 percent of the first six percent of eligible compensation contributed by an employee. Under the terms of the Retirement Account, eligible employees of the Company receive an annual contribution equal to a minimum of three percent of their eligible earnings. Employees vest in Company contributions and the associated earnings in the Savings Account at 20 percent per year and in the Retirement Account after five years. Wheelabrator's contributions to such plans during 1993, 1994, and 1995 amounted to approximately $6.2 million, $8.0 million, and $8.5 million, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain postretirement benefits other than pensions, which are primarily health care benefits offered to a limited number of former employees. The majority of the Company's active employees will not receive postretirement benefits other than pensions. During the fourth quarter of 1995, the Company settled litigation with a group of retirees regarding their level of future benefits. As a result, the accumulated postretirement benefit obligation for retiree health care plans was reduced by approximately $3.6 million.

  Details of the plans' expense recognized in the Consolidated Statements of Income are as follows:

Years Ended December 31,      1993     1994     1995
----------------------------------------------------
Service cost                $   50   $   59   $   64
Interest cost                2,646    2,590    3,155
Net amortization               (27)     (43)     (55)
                            ------   ------   ------
Total expense               $2,669   $2,606   $3,164
                            ======   ======   ======

  The following sets forth the plans' funded status reconciled with amounts reported in the Company's Consolidated Balance Sheets:

December 31,                                   1994     1995
------------------------------------------------------------
Accumulated postretirement
 benefit obligation (APBO):
Retirees                                    $37,727  $36,794
Fully eligible active plan participants         433      467
Other active plan participants                  549      432
                                            -------  -------
Total APBO                                   38,709   37,693
Unrecognized:
Prior service cost                              627      566
Gain                                          3,080    1,844
                                            -------  -------
Accrued postretirement benefit liability    $42,416  $40,103
                                            =======  =======

  For measurement purposes, a 10.0 percent annual rate of increase in the per capita cost of covered health care claims was assumed for 1996, decreasing by
0.5 percent annually to 7.5 percent in 2001 and remaining at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $3.5 million and increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $0.3 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.5 percent in 1994 and 7.75 percent in 1995 based on expected payout patterns.

--------------------------------------------------------------------------------

NOTE 8  ADDITIONAL FINANCIAL INFORMATION

The following is a summary of inventories:

December 31,                                     1994     1995
--------------------------------------------------------------
Raw materials                                 $ 7,997  $16,595
Work in process                                43,961   32,107
Finished goods                                 17,262   13,936
                                              -------  -------
Total inventories                             $69,220  $62,638
                                              =======  =======

  Included in other current assets are spare parts and supplies of $23.6 million and $30.2 million as of December 31, 1994 and 1995, respectively.

  The following is a summary of property, plant, and equipment:

December 31,                                  1994         1995
---------------------------------------------------------------
Land                                    $  118,971   $  117,427
Land options                               256,225      261,703
Machinery and equipment                  1,271,152    1,318,223
Buildings and improvements                 303,560      312,681
Construction-in-progress                    40,367        8,233
Less: accumulated depreciation            (310,273)    (394,108)
                                        ----------   ----------
Total property, plant, and equipment    $1,680,002   $1,624,159
                                        ==========   ==========

  Depreciation of property, plant, and equipment for the years ended December 31, 1993, 1994, and 1995 was $62.4 million, $82.6 million, and $90.7 million, respectively.

  The following is a summary of accrued liabilities:

December 31,                            1994      1995
------------------------------------------------------
Wages, salaries, and benefits       $ 30,642  $ 30,079
Interest and lease expense            41,158    44,928
Warranties and contract reserves      14,428    20,602
Other                                103,459    89,664
                                    --------  --------
Total accrued liabilities           $189,687  $185,273
                                    ========  ========

------------------------------------------------------
NOTE 9  COMMITMENTS AND CONTINGENCIES

The Company has issued or is a party to 461 bank letters of credit, performance bonds, and other guarantees. Such financial instruments (averaging approximately $1 million each) are given in the ordinary course of business.

  Since 1994, the Company was involved in litigation concerning permits for the construction and operation of the Lisbon, Connecticut, trash-to-energy plant. These matters were resolved during 1995, and the plant began commercial operations in January 1996.

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

  There are various lawsuits and claims pending against Wheelabrator that have arisen in the normal course of Wheelabrator's business and relate mainly to matters of product liability, personal injury, and property damage. The outcome of these matters is not presently determinable, but in the opinion of management, based on the advice of counsel, the ultimate resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company. It is reasonably possible, however, that a change in the Company's estimate of its probable liability with respect to these matters could occur in the near-term.

  The Company is self-insured for general liability claims up to $2.0 million per occurrence. Liability insurance in effect during the last several years provides coverage for environmental matters only to a limited extent.

Wheelabrator Technologies Inc. and Subsidiaries

--------------------------------------------------------------------------------
NOTE 10  SEGMENT AND GEOGRAPHIC INFORMATION

During 1995, the Company began implementing the recommendations of a strategic review of WMX and its subsidiaries. Part of this implementation involved realigning the Wheelabrator organization and management into two principal industry segments: Clean Energy and Clean Water. Previously, the Company had been managed and reported as one segment.

  Information concerning the Company's business segments in 1993, 1994, and 1995 follows. Intersegment revenues are at prices that approximate market and are not material. Prior year information has been restated to conform with the current presentation.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                               Corporate &
                                                           Clean Energy(1)    Clean Water    Eliminations(2)    Consolidated
---------------------------------------------------------------------------------------------------------------------------------
1993
Revenue                                                      $  761,558        $392,194         $(11,533)        $1,142,219
Operating expenses including goodwill amortization              508,963         294,525          (10,769)           792,719
Selling and administrative expenses                              43,861          63,937             (522)           107,276
                                                             ----------        --------         --------         ----------
Operating income                                             $  208,734        $ 33,732         $   (242)        $  242,224
                                                             ==========        ========         ========         ==========
Identifiable assets                                          $2,018,156        $485,349         $578,204         $3,081,709
                                                             ==========        ========         ========         ==========
Depreciation and amortization expense                        $   56,026        $ 21,446         $ (2,149)        $   75,323
                                                             ==========        ========         ========         ==========
Capital expenditures(3)                                      $  194,645        $112,965         $ (3,705)        $  303,905
                                                             ==========        ========         ========         ==========
1994
Revenue                                                      $  844,703        $489,295         $ (9,431)        $1,324,567
Operating expenses including goodwill amortization              556,838         369,592          (11,193)           915,237
Selling and administrative expenses                              40,859          78,615              (94)           119,380
                                                             ----------        --------         --------         ----------
Operating income                                             $  247,006        $ 41,088         $  1,856         $  289,950
                                                             ==========        ========         ========         ==========
Identifiable assets                                          $2,055,449        $587,480         $633,682         $3,276,611
                                                             ==========        ========         ========         ==========
Depreciation and amortization expense                        $   56,678        $ 40,813         $ (2,237)        $   95,254
                                                             ==========        ========         ========         ==========
Capital expenditures(3)                                      $   74,857        $ 35,725         $  4,500         $  115,082
                                                             ==========        ========         ========         ==========
1995
Revenue                                                      $  839,484        $618,472         $ (6,281)        $1,451,675
Operating expenses including goodwill amortization              546,018         477,842           (8,591)         1,015,269
Selling and administrative expenses                              41,074          89,922              (20)           130,976
                                                             ----------        --------         --------         ----------
Operating income                                             $  252,392        $ 50,708         $  2,330         $  305,430
                                                             ==========        ========         ========         ==========
Identifiable assets                                          $1,952,457        $612,824         $654,912         $3,220,193
                                                             ==========        ========         ========         ==========
Depreciation and amortization expense                        $   64,922        $ 44,744         $ (1,852)        $  107,814
                                                             ==========        ========         ========         ==========
Capital expenditures(3)                                      $   11,676        $ 33,415         $     10         $   45,101
                                                             ==========        ========         ========         ==========

(1)  Includes Air businesses.
(2) Includes unallocated corporate assets, investments in affiliates, and elimination of intercompany transactions.
(3)  Includes property, plant, and equipment of purchased businesses.

Wheelabrator has foreign operations in six European countries, five countries in the Asia-Pacific region, Canada, and Mexico. Information relating to the Company's foreign operations is set forth below:


                         United States      Europe      Asia-Pacific  Other Foreign   Consolidated
--------------------------------------------------------------------------------------------------
1993
Revenue                   $1,074,699       $ 37,612       $15,094        $14,814       $1,142,219
                          ==========       ========       =======        =======       ==========
Operating income          $  228,632       $  2,855       $ 2,807        $ 7,930       $  242,224
                          ==========       ========       =======        =======       ==========
Identifiable assets       $3,047,736       $ 20,523       $ 6,397        $ 7,053       $3,081,709
                          ==========       ========       =======        =======       ==========
1994
Revenue                   $1,212,771       $ 70,399       $23,781        $17,616       $1,324,567
                          ==========       ========       =======        =======       ==========
Operating income          $  280,218       $  6,017       $ 3,365        $   350       $  289,950
                          ==========       ========       =======        =======       ==========
Identifiable assets       $3,139,778       $102,441       $27,505        $ 6,887       $3,276,611
                          ==========       ========       =======        =======       ==========
1995
Revenue                   $1,240,311       $150,464       $40,340        $20,560       $1,451,675
                          ==========       ========       =======        =======       ==========
Operating income          $  290,224       $  9,915       $ 4,139        $ 1,152       $  305,430
                          ==========       ========       =======        =======       ==========
Identifiable assets       $3,062,077       $ 97,664       $51,818        $ 8,634       $3,220,193
                          ==========       ========       =======        =======       ==========

--------------------------------------------------------------------------------
NOTE 11  SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)(1)

                                        First    Second     Third     Fourth    Full Year
-------------------------------------------------------------------------------------------
1994
Revenue                                 $281,332  $321,661  $334,707  $386,867   $1,324,567
Operating expenses                       195,584   218,508   228,624   272,521      915,237
Income from continuing operations         39,635    48,028    45,886    46,613      180,162
Net income                                40,140    48,610    49,389    46,756      184,895
Weighted average common and
 common equivalent shares outstanding    190,200   190,500   190,400   188,600      189,900
Earnings per common and
 common equivalent share:
   Income from continuing operations    $   0.21  $   0.25  $   0.24  $   0.25   $     0.95
   Net Income                               0.21      0.26      0.26      0.25         0.97
Market price:
 High                                     21 1/4    20 5/8    18 3/4    15 1/2       21 1/4
 Low                                      17 1/4    17 3/4    15 1/4    13 1/4       13 1/4

1995
Revenue                                 $373,299  $369,994  $355,951  $352,431   $1,451,675
Operating expenses                       267,893   260,590   247,403   239,383    1,015,269
Income from continuing operations(2)      43,700    49,694    49,900    18,855      162,149
Net income (loss)                         43,676    52,968    51,376   (10,162)     137,858
Weighted average common and
 common equivalent shares outstanding    186,400   185,300   185,500   182,500      185,000
Earnings per common and
 common equivalent share:
   Income from continuing operations    $   0.23  $   0.27  $   0.27  $   0.10   $     0.88
   Net income (loss)                        0.23      0.29      0.28     (0.06)        0.75
Market price:
 High                                     17 1/2    15 3/4    17        16 3/4       17 1/2
 Low                                      12 1/2    13 5/8    14 1/4    14           12 1/2

(1) Previously reported numbers have been restated for the discontinued operations.
(2) Fourth quarter of 1995 reduced by $25.6 million related to a special charge recorded by WM International.

Report of Independent Public Accountants
--------------------------------------------------------------------------------
TO THE STOCKHOLDERS OF WHEELABRATOR TECHNOLOGIES INC.:

We have audited the accompanying consolidated balance sheets of Wheelabrator Technologies Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wheelabrator Technologies Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/  ARTHUR ANDERSON LLP
ARTHUR ANDERSEN LLP
New York, New York
February 2, 1996

Wheelabrator Technologies Inc. Directors and Officers
--------------------------------------------------------------------------------
BOARD OF DIRECTORS

Phillip B. Rooney                         James E. Koenig
Chairman of the Board and                 Sr. Vice President,
Chief Executive Officer                   Chief Financial Officer and Treasurer
Wheelabrator Technologies Inc.            WMX Technologies, Inc.

Dean L. Buntrock                          Paul M. Montrone
Chairman of the Board and                 President and Chief Executive Officer
Chief Executive Officer                   Fisher Scientific International Inc.
WMX Technologies, Inc.

William M. Daley                          Manuel Sanchez
Partner                                   Partner
Mayer Brown & Platt                       Sanchez & Daniels

Donald F. Flynn                           Lt. Gen. Thomas P. Stafford
Chairman of the Board and President       Consultant
Flynn Enterprises, Inc.                   General Technical Services, Inc.

Kay Hahn Harrell
Chairman and
Chief Executive Officer
Fairmarsh Consulting

--------------------------------------------------------------------------------
OFFICERS

Phillip B. Rooney             Herbert A. Getz        Mark P. Paul
Chairman of the Board and     Secretary              Vice President and
Chief Executive Officer                              General Counsel
                              John J. Goody
John M. Kehoe, Jr.            Vice President         John D. Sanford
President and                                        Executive Vice President,
Chief Operating Officer       Richard S. Haak, Jr.   Chief Financial Officer
                              Controller             and Treasurer

--------------------------------------------------------------------------------
STAFF OFFICERS                          SUBSIDIARY OFFICERS

Robert J. Gagalis                       Bruno R. Dunn
Staff Vice President                    Vice President Operations
Corporate Development                   Wheelabrator Environmental
                                        Systems Inc.
Mark P. Hepp
Staff Vice President                    Ray L. Patel
Engineering & Construction              President and
                                        Chief Operating Officer
                                        Wheelabrator Water
                                        Technologies Inc.


Wheelabrator Technologies Inc. Corporate Information
--------------------------------------------------------------------------------
STOCKHOLDER INFORMATION

Headquarters
Wheelabrator Technologies Inc.
Liberty Lane
Hampton, NH 03842
(603) 929-3000

--------------------------------------------------------------------------------
STOCK TRANSFER AGENT AND REGISTRAR

Mellon Securities Transfer Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660

--------------------------------------------------------------------------------
STOCK LISTING

Wheelabrator Technologies Inc. common stock is listed on the New York Stock Exchange under the stock trading symbol WTI.

--------------------------------------------------------------------------------
SHAREHOLDER SERVICES

If you have questions concerning Wheelabrator Technologies Inc., or your investment in the Company, we will be pleased to assist you.

You may contact Wheelabrator Shareholder Services by calling (800) 443-6474, or by writing Wheelabrator Shareholder Services, P.O. Box 1800, Pittsburgh, PA 14230.

--------------------------------------------------------------------------------
CORPORATE REPORTS

A copy of the Company's report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge.

28