Form 10-K405, Exhibit 13
period 1996-12-31
WHEELABRATOR TECHNOLOGIES INC /DE/
filed 1997-03-28
CIK 790159

Wheelabrator Technologies Inc. and Subsidiaries

Management's Discussion and Analysis
of Results of Operations and Financial Condition

Wheelabrator Technologies Inc. ("Wheelabrator" or the "Company") is primarily engaged in the ownership and operation of trash-to-energy, waste-fuel powered independent power, and biosolids pelletizer facilities as well as providing biosolids land application services and air quality control equipment design and installation services (collectively the "Core Operations"). Wheelabrator is a majority-owned subsidiary of WMX Technologies, Inc. ("WMX") and holds minority interests in two other WMX-controlled subsidiaries, Waste Management International plc ("WM International") and Rust International Inc. ("Rust").

Results of Operations

Consolidated revenue from continuing operations totaled $952.3 million in 1996 compared with $956.1 million in 1995 and $926.9 million in 1994. Revenue in 1995 and 1994 included $37.5 million and $54.3 million, respectively, of construction revenue related to the Lisbon, Connecticut, trash-to-energy facility built and operated by Wheelabrator for the Eastern Connecticut Resource Recovery Authority. Net income from continuing operations was $109.5 million, or $0.65 per share, for 1996 versus $134.3 million, or $0.73 per share, in 1995 and $150.7 million, or $0.79 per share, in 1994. Net income for 1996 was $6.5 million, or $0.04 per share, compared with $137.9 million, or $0.75 per share, in 1995 and $184.9 million, or $0.97 per share, in 1994.

  Net income in all three years included discontinued operations, and 1995 and 1996 included the impact of special charges by WM International. The following table reconciles reported earnings per share to earnings per share from continuing operations excluding these items:

                                             1994     1995     1996
Reported earnings per share                 $ 0.97   $ 0.75   $ 0.04
Income and equity in income from
 discontinued operations
 (see Note 3 to Consolidated
 Financial Statements)                       (0.18)   (0.18)   (0.07)
Equity in provision for loss on disposal
 of Rust operations (see Note 3 to
 Consolidated Financial Statements)             --     0.16     0.68
                                            ------   ------   ------
Reported earnings per share from
 continuing operations                        0.79     0.73     0.65
WM International special charges
 (see Note 3 to Consolidated
 Financial Statements)                          --     0.14     0.28
                                            ------   ------   ------
Earnings per share from continuing
 operations excluding above items           $ 0.79   $ 0.87   $ 0.93
                                            ======   ======   ======

Contributed by--
 Core Operations                            $ 0.72   $ 0.77   $ 0.84
 Equity in earnings of affiliates,
  excluding WM International special
  charges noted above                         0.07     0.10     0.09
                                            ------   ------   ------
                                            $ 0.79   $ 0.87   $ 0.93
                                            ======   ======   ======

  The earnings per share contribution from the Company's Core Operations increased between 1994 and 1995 primarily because of the net income growth associated with new facilities coupled with share repurchases. Continued share buy-back activity accounted for the growth between 1995 and 1996. Net income from Core Operations declined slightly during 1996 due to a $7.3 million after-tax restructuring charge in the Company's biosolids land application business.

  During 1996, Wheelabrator undertook a review of its strategic options for its water businesses. The study concluded that, given the multiples being paid for water companies in the marketplace, the best strategy was to sell these businesses. Consequently, negotiations were begun that led to the November sale of Wheelabrator's equipment manufacturing and process systems businesses to United States Filter Corporation ("U.S. Filter") for $369.6 million in cash. These negotiations also led to a definitive agreement with U.S. Filter in early 1997 to sell the Company's water and wastewater facility operations and privatization business for $77.4 million worth of U.S. Filter common stock. The Company intends to liquidate this stock. These businesses (collectively the "Water Business") have been accounted for as discontinued operations in the accompanying financial statements. The second and final stage of the Water Business divestiture is expected to close in the second quarter of 1997. Wheelabrator expects to realize a gain on the Water Business divestiture upon its completion.

  During the fourth quarter of 1995, Rust announced that it would sell or discontinue its process engineering, construction, specialty contracting and similar lines of business. In 1996, Rust sold the engineering and construction business, as well as its industrial scaffolding business, and announced that it also planned to divest its remaining domestic and international environmental and infrastructure engineering and consulting businesses. Rust recorded provisions for losses in both years for the disposition of the discontinued businesses. Wheelabrator's equity income or loss from these businesses is included in discontinued operations.

  In 1995, WM International recorded a fourth quarter pretax charge related to actions it had decided to take to sell or otherwise dispose of noncore businesses and investments, as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing facilities, and streamline its country management organization. In 1996, WM International wrote down its investments in France, Austria and Spain, in contemplation of exiting all or part of these markets or forming joint ventures, and wrote off a hazardous waste disposal facility in Germany because regulatory changes adversely affected its volumes. It also recognized a provision for loss related to an agreement to sell its interest in Wessex Water Plc. The Company's equity in these charges is included in Equity in (earnings) loss of affiliates in the Consolidated Statements of Income.

  The Company has reorganized and streamlined its operating structure in conjunction with the Water Business divestiture. The biosolids pelletizer facilities, which have long-term contractual obligations, operating characteristics, customers, and capital requirements similar to trash-to-energy facilities, have been integrated into the Company's energy plant operating organization. In light of this reorganization and the sale of the Water Business, the Company will now report its operating results in one industry segment. Wheelabrator's biosolids land application and air pollution control businesses, which are not significant, will also be included in this segment. Results from prior years, during which the Company reported its results in two industry segments, Clean Energy and Clean Water, have been restated to conform with the current presentation.

1995 Operations Compared with 1994

Excluding the no-margin revenue from construction of the Lisbon facility, revenue grew $46.0 million or 5.3% in 1995, from $872.6 million the previous year to $918.6 million. New facilities were primarily responsible for the growth and included the Falls Township trash-to-energy facility located outside Philadelphia, Pennsylvania, the Ridge Generating Station in Polk County, Florida, and the Baltimore I biosolids pelletizer plant in Baltimore, Maryland. Both the Falls Township and Ridge Generating Station facilities began operation during 1994, while the Baltimore I facility commenced operations at the start of 1995. Revenue from existing energy and pelletizer facilities grew $10.9 million during 1995. Contractual price escalation on long-term contracts, offset in part by increased curtailment of electrical purchases by certain utility customers, accounted for this increase. Spot trash pricing, on the whole, was stable since competition-driven declines in the Dade County, Florida, and metro New York City areas were offset by increases in other regions. Biosolids land application revenue increased $13.4 million and represented 9.2% of consolidated 1995 revenue compared with 8.0% in 1994. Offsetting these increases was a marked decline in air business revenue attributable to a lull in air pollution control retrofit activity by utilities between Phases I and II of the Clean Air Act Amendments of 1990 (the "CAAA") and limited enforcement of industrial air pollution standards. The air pollution control business generated 10.0% and 7.5%, respectively, of 1994 and 1995 revenue.

  Operating income increased $12.8 million, or 4.8%, from $268.1 million in 1994 to $280.9 million in 1995, and also increased as a percent of revenue by 0.5 percentage point to 29.4%. Gross margin improved 0.9 percentage point to 35.2%, while selling and administrative expenses increased to 5.8% of 1995 revenue compared with 5.4% in the previous year. The gross margin improvement resulted from reduced recognition of no-margin Lisbon facility construction revenue as well as cost optimization programs at operating facilities focused on areas such as chemical usage, maintenance, and manpower. Higher corporate costs to support the growth of the Water Business was the primary reason for the selling and administrative cost increase. In addition, the energy business' international development activity expanded modestly following the July 1995 formation of a trash-to-energy development joint venture with WM International. Previously, under the terms of an intercompany business allocation agreement, Wheelabrator was not permitted to develop trash-to-energy projects outside North America.

1996 Operations Compared With 1995

After adjusting for 1995 Lisbon construction revenue, 1996 revenue grew $33.8 million, or 3.7%, to $952.3 million. Commercial operations of the Lisbon facility, which began in January 1996, contributed $18.4 million of the increase. The Company acquired two industrial cogeneration plants (so-called "inside-the-fence" facilities) during the year as part of its strategy to leverage its energy plant operating capabilities and project financing expertise by owning and/or operating power plants for industrial customers. The first facility, located in Martell, California, was acquired in February. The second plant, known as the "Lassen facility," located in Anderson, California, near the existing Shasta facility, was purchased in November. Together these two inside-the-fence acquisitions contributed an additional $7.3 million of 1996 revenue growth. Contractual price escalation at existing energy and pelletizer facilities, additional processing at several trash-to-energy facilities, lower curtailment, and the addition of new biosolids land spreading contracts on the West Coast were responsible for the balance of the growth. Overall, spot pricing was stable during the year as continued degradation in the Dade County area of Florida was offset by modest gains elsewhere. The biosolids land spreading and air pollution control businesses accounted for 9.9% and 7.0%, respectively, of 1996 revenue.

  Operating income grew $8.7 million, or 3.1%, to $289.6 million in 1996 and also increased as a percent of revenue by one percentage point to 30.4%. Lower selling and administrative expenses accounted for the improvement. Operating expenses remained relatively flat compared with the prior year both in absolute dollars and as a percent of revenue. Gross margin improvements realized through the absence of no-margin Lisbon construction revenue and from continued cost reduction efforts at operating facilities were offset by higher biosolids land application costs and an $8.3 million pretax fourth quarter restructuring charge. The charge related to rationalizing the biosolids land application business and exiting certain unprofitable market regions. Overall gross margin was 35.0% of revenue compared with 35.2% in 1995. The selling and administrative cost reduction, which totals $11.8 million or 21.2%, reflects primarily the impact of air business downsizing efforts undertaken in 1995 along with sharply reduced corporate overhead.

Other Items

Interest Interest expense increased $8.1 million to $59.9 million during 1995 because a reduction in interest capitalization more than offset the benefit of lower average project debt balances. Interest costs associated with three major facilities (Falls Township, Ridge Generating Station, and Baltimore I) were capitalized during 1994 prior to these plants commencing commercial operations. One Company-owned facility, a second pelletizer in Baltimore (the "Baltimore II facility"), was in the early stage of construction during 1995. Interest expense declined $2.4 million during 1996 to $57.5 million, primarily as a result of lower average project debt balances. Interest income decreased from $13.5 million in 1994 to $9.8 million and $6.1 million in 1995 and 1996, respectively, because of lower average investment balances with WMX and lower rates.

Equity in Earnings of Affiliates Equity earnings from the continuing operations of Wheelabrator's affiliates was a loss of $8.9 million in 1995 compared with income of $14.7 million in 1994. WM International recognized a special charge in 1995 related to the actions it took to exit noncore businesses and investments as well as core businesses and investments in low potential markets, abandon certain hazardous waste treatment and processing technologies, and streamline its country management organization. The charge followed a thorough review of WM International's operations and management structure and reflected WM International's intention to refocus on its core waste services business. Wheelabrator's share of this charge, including the Company's equity in the portion recognized by Rust, was $25.6 million and was the principal reason for the decline in equity income from continuing operations. Wheelabrator's

Wheelabrator Technologies Inc. and Subsidiaries

Management's Discussion and Analysis
of Results of Operations and Financial Condition (continued)

share of WM International's 1995 earnings excluding the special charge declined $2.0 million from the prior year to $13.2 million. The Company's equity in the earnings of Rust's continuing operations was relatively flat from 1994 to 1995 after excluding the impact of the WM International special charge on Rust.

  Wheelabrator's equity in the continuing earnings of its affiliates declined to a loss of $27.8 million in 1996 and was impacted by the previously discussed WM International special charges as well as lower earnings at Rust. Wheelabrator's share of these charges, including the Company's equity in the portion recognized by Rust, totaled $43.3 million. In addition, the Company recorded a $4.6 million deferred tax liability related to passive foreign income associated with the Wessex sale. Excluding these one-time items, the Company's equity in WM International's earnings increased $0.9 million to $14.1 million, reflecting the benefits of the prior year restructuring partially offset by a stronger dollar versus pound exchange rate. Reduced earnings from Rust's continuing businesses, as well as the impact of the WM International charges on Rust, resulted in the Company reporting a 1996 loss on its equity investment in Rust.

Income Taxes The Company's effective tax rates for continuing operations (excluding equity income, which is reported net of tax), were approximately 40.8%, 38.9%, and 42.6% in 1994, 1995, and 1996, respectively. The decreased
1995 rate reflected the impact of ongoing tax planning activities and certain tax benefits associated with the liquidation of Wheelabrator's investment in Abex, Inc. Domestic taxes related to the Company's share of WM International's tax gain on the Wessex sale, coupled with the write-off of nondeductible goodwill as part of the biosolids land application restructuring charge, made the 1996 rate unusually high. (See Note 4 of the Notes to Consolidated Financial Statements for additional tax information.)

Discontinued Operations As discussed previously, the Company decided in 1996 to divest its Water Business. These businesses include the Company's domestic and international water process systems and equipment manufacturing units, its water and wastewater treatment plant operations and privatization businesses, its materials cleaning company, and certain specialized air pollution control units. Revenue for these businesses, which are being accounted for as discontinued operations, was $397.7 million in 1994, $495.6 million in 1995, and $447.4 million in 1996. Their net income totaled $14.5 million, $13.8 million, and $8.0 million in 1994, 1995, and 1996, respectively.

  During the fourth quarter of 1995, Rust announced that it would sell or discontinue its process engineering, construction, specialty contracting and similar lines of business. In 1996, Rust sold the engineering and construction business, as well as its industrial scaffolding business, and announced that it also planned to divest its remaining domestic and international environmental and infrastructure engineering and consulting businesses. Accordingly, Wheelabrator has reported its 40 percent equity interest in the historical operating results of these businesses and the provisions for losses on their disposal separately from continuing operations. (See Note 3 of the Notes to Consolidated Financial Statements for additional information.)

Environmental Matters The majority of Wheelabrator's businesses are involved with the protection of the environment. As such, a significant portion of the Company's operating costs and capital expenditures could be characterized as costs of environmental protection. While the Company is faced, in the normal course of its business, with the need to expend funds for environmental protection, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its products and services are priced accordingly. Although unlikely in the near-term, such ongoing compliance costs may increase in the future as a result of legislation or regulation. (See Note 9 of the Notes to Consolidated Financial Statements for additional information.) However, the Company believes that in general it benefits from increased government regulation, which may increase the demand for its products and services, and that it has the resources and experience to manage environmental risk.

  Estimated closure and postclosure monitoring costs associated with ash residue monofills for which the Company is responsible include items such as final cap and cover on the site, leachate management, and groundwater monitoring. These costs are recognized in proportion to use of the permitted capacity at such disposal sites. Such costs are estimated based on the technical requirements of the United States Environmental Protection Agency ("EPA") or applicable state regulations, whichever are stricter. The accruals for closure and postclosure costs relate to expenditures to be incurred after a monofill ceases to accept ash residue. To the extent similar costs are incurred during the active life of the site, they are expensed as incurred. Preparation costs associated with these sites and their individual cells are capitalized and amortized over the respective estimated life of the disposal site or individual cell.

  Wheelabrator has instituted procedures to periodically evaluate other identified and potential environmental exposures. When the Company concludes it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for the Company's best estimate of the liability. Such estimates are subsequently revised as deemed necessary when additional information becomes available. While the Company does not anticipate that any such adjustment would be material to its financial statements, it is reasonably possible that future technological, regulatory, or enforcement developments, results of environmental studies, or other factors could alter this expectation and necessitate the recording of additional liabilities, which could be material.

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

Accounting Pronouncements Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of FAS 121 did not have a material impact on its financial statements since Wheelabrator's accounting was substantially in compliance with the new standard.

  Also during 1996, FAS No. 123, "Accounting for Stock-Based Compensation," became effective. FAS 123 provides an optional new method of accounting for employee stock options and expands required disclosure about stock options. If the optional method of determining compensation cost is not adopted, disclosure is to be made, if material, of pro forma net income and earnings per share as if it were. The impact on net income and earnings per share of applying the optional new method was immaterial, and the Company has elected not to adopt the optional new accounting methodology.


  In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities," which is effective beginning in 1997. The SOP provides that environmental remediation liabilities should be accrued when the criteria of FAS No. 5, "Accounting for Contingencies," are met. Included in the SOP are benchmarks to aid in the determination of when such criteria are met and when environmental remediation liabilities should be recognized. The SOP provides that an accrual for environmental liabilities should include costs of compensation and benefits for employees expected to devote a significant amount of time directly to the remediation effort. Wheelabrator does not believe the adoption of SOP 96-1 will have a material impact on its financial statements since its current accounting is in substantial compliance with the new standard.

Financial Condition

Liquidity and Capital Resources Operating activities continue to be Wheelabrator's principal source of liquidity and provided $266.3 million of cash in 1996 compared with $237.3 million in 1995 and $178.9 million in 1994. Operating cash flows increased $58.5 million between 1994 and 1995, with $29.8 million of the pick-up accounted for by a 1994 payment to the Internal Revenue Service for previously recorded indemnities. Higher net income before depreciation and amortization and before equity in the earnings and provision for discontinued operations of affili-ates contributed an additional $18.9 million of the increase. An increase in deferred income tax benefits and lower cash funding of working capital growth, net of a decrease in long-term liabilities, was responsible for the balance. Cash provided by operating activities improved an additional $29.0 million between 1995 and 1996. Internal emphasis on working capital reduction provided $18.2 million of the growth. Increased long-term liabilities provided $22.8 million of cash, which was partially offset by lower depreciation and amortization and lower net income before undistributed earnings of affiliates and provision for the Company's equity in discontinued operations of Rust. The Company expects to generate approximately $220 million of operating cash flow from its continuing operations during 1997. This amount excludes approximately $85 million of taxes due on the portion of the Water Business divestiture that closed during 1996.

  Investing activities utilized $137.6 million of cash in 1994, but generated $4.8 million and $198.5 million of cash in 1995 and 1996, respectively. Lower capital spending for new project construction was the main reason for the change between 1994 and 1995, coupled with a reduction in acquisition activity and substitution of Company-backed letters of credit or guarantees for certain investments held by trustees. Proceeds from the Water Business sale received in 1996, which totaled $348.9 million before taxes and net of cash relinquished and certain amounts held in escrow, account for the increased cash generated by investing activities between 1995 and 1996. Higher capital expenditures, greater acquisition spending, and higher investments held by trustees partially offset these sale proceeds. Wheelabrator spent $77.0 million on energy and pelletizer project construction during 1994 compared with $5.1 million in 1995 and $23.5 million in 1996. During 1994, construction was completed on the Falls Township, Ridge Generating Station, and Baltimore I facilities. Baltimore II construction accounts for the project spending in 1995 and 1996. Non-project capital expenditures for Wheelabrator's continuing businesses were $23.0 million, $22.3 million, and $18.2 million for 1994, 1995, and 1996, respectively. The balance of capital spend-ing in all three years related to the discontinued Water Business.

  Cash payments for acquisitions, net of acquired cash, were $36.0 million in 1996 compared to $12.6 million in 1995 and $25.8 million in 1994. Acquisitions made in 1994 and 1995 related to the discontinued Water Business, with the decreased spending reflecting management's concern that the prices being paid for water companies were inconsistent with the creation of long-term shareholder value. The Martell and Lassen inside-the-fence energy facilities accounted for 1996 acquisition spending. The pro forma effect of the 1996 acquisitions on the Company's results of operations is not material. During 1996, the Company also acquired a 20% interest in Glegg Industries, a privately-held ultrapure water company. In conjunction with the Water Business divestiture, Glegg's majority owners acquired the right to repurchase Wheelabrator's interest before March 31, 1999, at the Company's original purchase price. Accordingly, this investment is being accounted for on a cost basis.

  Financing activities required $212.7 million of cash in 1996 versus $56.9 million and $200.8 million in 1994 and 1995, respectively. Major uses included debt repayments, stock repurchases, and dividends. Dividend payments totaled $19.0 million in 1994, $20.3 million in 1995, and $20.7 million in 1996 as the Company increased its declared dividends from $0.10 per common share in 1994 to $0.11 and $0.12 per common share in 1995 and 1996, respectively. During 1994, 1995, and 1996, Wheelabrator repurchased 3.3 million, 7.2 million, and 19.1 million shares of its common stock at an aggregate cost of $47.6 million, $104.2 million, and $306.0 million, respectively. Short-term borrowings pursuant to the Master Intercorporate Agreement between the

Wheelabrator Technologies Inc. and Subsidiaries

Management's Discussion and Analysis
of Results of Operations and Financial Condition (continued)

Company and WMX funded the 1994 share repurchases and were repaid using operating cash flow during the first half of 1995. The Company is authorized to repurchase an additional 30.0 million shares of its common stock through mid-August 1998 on the open market or in privately negotiated or other transactions.

  In addition to making scheduled repayments thereon, during 1994 and 1995, Wheelabrator refinanced at lower interest rates or repaid prior to maturity certain of its existing project debt. Private placement debt of $11.3 million associated with the Saugus, Massachusetts, trash-to-energy plant was retired in 1994. The remaining $113.0 million of project debt associated with the Westchester County facility was refinanced the same year. Half of the interest savings of approximately 4.7 percentage points is being shared with Westchester County in exchange for certain agreements covering the County's involvement in the retrofit of the facility to meet CAAA requirements and a five-year extension of the solid waste disposal agreement with the County. In December 1995, Wheelabrator refinanced the remaining $28.6 million of bank debt connected with its Frackville, Pennsylvania, independent power facility. This refinancing lowered the interest rate on this floating rate debt by slightly under 1.2 percentage points and included a Wheelabrator guarantee of the project's debt obligations. Net of refinancing proceeds, $47.4 million and $31.8 million of cash was used to retire long-term debt in 1994 and 1995. The Company issued $58.6 million of tax-exempt project debt in June 1996 to provide long-term financing for the Baltimore I and II pelletizers. An additional $71.9 million of long-term, tax-exempt project debt was issued in December 1996 to finance upcoming CAAA-related retrofits at the Westchester facility. The proceeds of both issues are held by trustees until needed by the projects.

  The Company currently expects its major uses of capital during 1997 to include capital spending on CAAA-related facility retrofits, continued acquisitions of inside-the-fence industrial cogeneration facilities, project investments, and stock repurchases in addition to dividends, scheduled debt repayments, and nonproject capital expenditures. Planned project investments, which include completion of the Baltimore II pelletizer, are expected to require approximately $12 million of cash, and retrofit spending, which will be partially funded by debt proceeds held by trustees, is expected to total approximately $30 million. Nonproject capital spending is expected to require approximately $20 million of cash, consistent with prior years. The Company completed a $13.9 million refinancing of the tax-exempt project debt on its Claremont, New Hampshire, facility in January 1997 and intends to secure approximately $25 million of limited-recourse financing associated with the Lassen facility in the first half of 1997.

  Wheelabrator had net working capital of $186.5 million as of December 31, 1996, compared with $32.3 million at the previous year-end. Included in year-end 1996 working capital was $306.1 million of cash and cash equivalents. This cash, short-term borrowings from WMX, and cash generated by operating activities are expected to be sufficient to meet the Company's anticipated short-term capital expenditure, dividend payment, debt retirement, and operating liquidity needs. Pursuant to the Master Intercorporate Agreement, which governs borrowing and lending between the Company and WMX, Wheelabrator may borrow up to $100.0 million in excess of any amounts loaned to WMX. This agreement automatically renews annually unless either party provides 90-day notice of termination. In addition to using available internally-generated cash, the proceeds of the 1997 Lassen project financing and the after-tax proceeds from liquidation of the U.S. Filter stock received in connection with the second-stage Water Business divestiture transaction, expected share repurchase and acquisition activities may also be funded by external, long-term financing of certain unleveraged projects. Wheelabrator's ratio of total debt to total capital was approximately 42% at the end of 1996, which the Company believes to be indicative of additional unused borrowing capacity given its historically strong ability to generate cash from operations.

Derivatives From time to time, the Company has used foreign currency derivatives to attempt to mitigate the impact of currency fluctuations on its equity income from WM International and on certain specifically identified transactions. Derivatives used are confined to simple instruments that do not involve multipliers or leverage. Wheelabrator's use of derivatives has not been and is not expected to be material to the Company's financial statements.

Contingencies In May 1994, the U.S. Supreme Court ruled that state and local governments may not constitutionally restrict the free movement of trash in interstate commerce through the use of flow control laws. Such laws typically involve a municipality specifying the disposal site for all solid waste generated within its borders. Since the ruling, several decisions of state or federal courts have invalidated regulatory flow control schemes in a number of jurisdictions. Other judicial decisions have upheld nonregulatory means by which municipalities may effectively control the flow of municipal solid waste. The Company's Gloucester County, New Jersey, facility relies on a disposal franchise for substantially all of its supply of municipal solid waste. In July 1996, a Federal District Court permanently enjoined the State of New Jersey from enforcing its solid waste regulatory flow control system, which was held to be unconstitutional, but stayed the injunction for as long as its ruling is on appeal plus an additional period of two years to enable the State to devise an alternative nondiscriminatory approach. The State has indicated that it will continue to enforce flow control during the two-year transition period and has filed an appeal of the Federal District Court's ruling. The New Jersey legislature is now considering a bill to authorize counties and authorities, including the Gloucester County Improvement Authority, to implement a constitutionally permissible system of "economic flow control" designed to recover waste disposal costs incurred in reliance on the State's franchise system. In addition, plaintiffs have asked the Third Circuit Court of Appeals to shorten the stay period. A decision by the appeals court is expected during the second quarter of 1997.

  The Supreme Court's 1994 ruling and subsequent court decisions have not to date had a material adverse effect on any of the Company's trash-to-energy operations. Federal legislation has been proposed, but not yet enacted, to effectively grandfather existing flow control mandates. In the event that such legislation is not adopted, the Company believes that affected municipalities will endeavor to implement alternative lawful means to continue controlling the flow of waste. In view of the uncertain state of the law at this time, however, the Company is unable to predict whether such efforts would be successful or what impact, if any, this matter might have on its trash-to-energy facilities.

  Within the next several years, the air pollution control systems at certain trash-to-energy facilities owned or leased by Wheelabrator most likely will be required to be modified to comply with more stringent air pollution control standards (the "MACT Standards") adopted by the EPA in December 1995 for Municipal Waste Combusters ("MWCs"). The compliance dates will vary by facility, but subject to the final decision in the case of Davis County vs. EPA, all affected facilities most likely will be required to be in compliance with the new rules by the end of the year 2000. The Davis County vs. EPA case involves the methodology the EPA used to set the MACT Standards, and its outcome could delay implementation deadlines by an estimated six to eighteen months. Currently available technologies will be adequate to meet the new standards. Although the total expenditures required for such modifications are estimated to be in the $190-$230 million range, they are not expected to have a material adverse effect on the Company's liquidity or results of operations because provisions in the impacted facilities' long-term waste supply agreements allow the Company to generally recover from customers the majority of incremental capital and operating costs.

  As the states and the U.S. Congress have accelerated their consideration of ways in which economic efficiencies can be gained by deregulating the electric generation industry, some have argued that over-market power sales agreements entered into pursuant to the Public Utilities Regulatory Policies Act of 1978 ("PURPA") should be voidable as "stranded assets." The Company's 25 power production facilities are qualifying facilities under PURPA and depend on the sanctity of their power sales agreements for their economic viability. Recent state and federal agency and court decisions have unanimously upheld the inviolate nature of these contracts. While the Company believes that federal law offers strong protections to its PURPA contracts, there is a risk that future court decisions and/or legislative initiatives in this area will have a material and adverse effect on the business of the Company.

Outlook

The Company's focus in 1997 will be on further optimizing operations while pursuing domestic opportunities to own and operate inside-the-fence power plants for industrial customers. In addition, development or acquisition of trash-to-energy and other waste fuel-fired power plants will be pursued on an opportunistic basis both domestically and internationally. Such development activities typically require multi-year efforts.

  The Company expects the profitability of two of its facilities to be negatively impacted beginning in 1998. The Shasta project will reach the end of the ten-year fixed price portion of its power sales contract with Pacific Gas and Electric Co. and will begin to receive significantly lower, avoided cost-based electric rates. In addition, the New York Organic Fertilizer Company biosolids pelletizer project ("NYOFCO") will reach the end of its initial five-year contract with New York City the same year. The Company has been awarded a 15-year renewal of this contract, which is subject to final negotiation. The terms of the proposed renewal are anticipated to result in lower revenue and lower operating margins, in part because the initial contract provided for Wheelabrator to recover its invested capital in NYOFCO during the initial five-year contract. On a combined basis, these two contract matters are expected to decrease 1998 revenue and net income by approximately $44 million and $17 million, respectively. Revenue and net income are anticipated to decline approximately an additional $31 million and $9 million, respectively, in 1999 as the full year impact of these contract changes is recognized.

  Based on present growth prospects for its existing businesses and its anticipated share repurchase activities, the Company expects 1997 earnings per share from continuing operations to be between $1.20-$1.25 per share. After factoring in the impact of the NYOFCO and Shasta contract issues, and assuming completion of its authorized share repurchases, Wheelabrator's earnings per share goals are $1.20-$1.25 per share for 1998 and $1.15-$1.20 for 1999. The above earnings per share figures are based on assumed average outstanding common shares of approximately 144 million in 1997 and 134 million in 1998 and 1999.

Forward-Looking Information Except for historical data, the information herein constitutes forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors, including, but not limited to, fluctuation in spot pricing for trash disposal, unanticipated plant maintenance or repair expense, adverse weather conditions, increased project development opportunities, slowing of the overall economy, increased interest costs, the nature and timing of electric utility deregulation, adverse flow control developments, and the cost and timing of the Company's stock repurchase programs. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof, that may bear upon forward-looking statements.