Form 10-K405, Exhibit 13
period 1996-12-31
WHEELABRATOR TECHNOLOGIES INC /DE/
filed 1997-03-28
CIK 790159

Wheelabrator Technologies Inc. and Subsidaries

Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------
(000s omitted, except share amounts)
December 31,                                                                        1995         1996
--------------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                                       $   54,003   $  306,072
 Receivables, net of allowance of $7,754 in 1995 and $5,094 in 1996                 120,819      123,164
 Costs and earnings in excess of billings                                            25,429       10,632
 Other current assets                                                                51,865       72,148
--------------------------------------------------------------------------------------------------------
  Total current assets                                                              252,116      512,016
--------------------------------------------------------------------------------------------------------
Property, plant, and equipment, net                                               1,566,754    1,561,925
Cost in excess of net assets of acquired businesses, net                             71,683       63,707
Investments in affiliates                                                           601,768      484,141
Net assets of discontinued operations                                               286,387       54,776
Other assets                                                                        291,199      374,854
--------------------------------------------------------------------------------------------------------
   Total assets                                                                  $3,069,907   $3,051,419
========================================================================================================

Liabilities and Stockholders' Equity
Current liabilities:
 Current maturities of long-term debt                                            $   31,999   $   35,832
 Accounts payable                                                                    38,636       37,084
 Accrued liabilities                                                                136,145      236,426
 Advance payments on contracts                                                       13,050       16,194
--------------------------------------------------------------------------------------------------------
  Total current liabilities                                                         219,830      325,536
--------------------------------------------------------------------------------------------------------
Long-term debt                                                                      703,855      800,153
Deferred income taxes                                                               400,889      445,582
Deferred income                                                                      77,513       67,678
Other long-term liabilities                                                         217,555      261,954
Commitments and contingencies
Stockholders' equity:
 Preferred stock, par value $1.00 per share; 50,000,000 authorized;
  none issued or outstanding                                                             --           --
 Common stock, par value $0.01 per share; 500,000,000 authorized;
  189,545,407 shares issued in 1995 and 1996                                          1,895        1,895
 Capital in excess of par value                                                     876,595      875,584
 Cumulative translation adjustment                                                   (9,986)      (4,721)
 Treasury stock at cost; 10,112,610 shares in 1995, 28,094,425 shares in 1996      (146,494)    (436,306)
 Retained earnings                                                                  728,255      714,064
--------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                      1,450,265    1,150,516
--------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                    $3,069,907   $3,051,419
========================================================================================================

The accompanying notes are an integral part of these balance sheets.

Wheelabrator Technologies Inc. and Subsidiaries

Consolidated Statements of Income

(000s omitted, except per share amounts)
Years Ended December 31,                                              1994       1995        1996
---------------------------------------------------------------------------------------------------
Revenue                                                             $926,879   $956,088   $ 952,312
---------------------------------------------------------------------------------------------------
 Operating expenses                                                  608,911    619,403     618,779
 Selling and administrative expenses                                  49,917     55,794      43,949
 Interest expense                                                     51,839     59,916      57,514
 Interest income                                                     (13,456)    (9,761)     (6,054)
 Equity in (earnings) loss of affiliates
  (1995 and 1996 reduced by $25.6 million
  and $43.3 million, respectively, related to
  special charges recorded by WM International)                      (14,717)     8,916      27,803
 Other income, net                                                      (104)    (3,541)     (1,081)
---------------------------------------------------------------------------------------------------
  Income from continuing operations before income taxes              244,489    225,361     211,402
 Income tax provision                                                 93,765     91,078     101,948
---------------------------------------------------------------------------------------------------
Income from continuing operations                                    150,724    134,283     109,454
 Discontinued operations:
  Income from discontinued operations
   less applicable income taxes of $8.8 million in 1994,
   $10.2 million in 1995 and $9.2 million in 1996 (Note 3)            14,548     13,797       8,039
  Equity income from Rust discontinued operations (Note 3)            19,623     19,858       4,005
  Equity in provision for loss on disposal
   of Rust discontinued operations                                        --    (30,080)   (115,000)
---------------------------------------------------------------------------------------------------
Net income                                                          $184,895   $137,858   $   6,498
===================================================================================================

Weighted average common and common equivalent shares outstanding     189,900    185,000     169,400
===================================================================================================
Earnings (loss) per common and common equivalent share:
 Continuing operations                                              $   0.79   $   0.73   $    0.65
 Income from discontinued operations                                    0.08       0.08        0.05
 Equity income (loss) from Rust discontinued operations                 0.10      (0.06)      (0.66)
---------------------------------------------------------------------------------------------------
Net income                                                          $   0.97   $   0.75   $    0.04
===================================================================================================

The accompanying notes are an integral part of these financial statements.

Wheelabrator Technologies Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(000s omitted)
Years Ended December 31,                                    1994        1995        1996
-----------------------------------------------------------------------------------------
Operating Activities
Net income                                               $ 184,895   $ 137,858   $   6,498
Adjustments to reconcile net income to cash flows
  from operating activities:
 Depreciation and amortization                              95,254     107,814     103,537
 Deferred income taxes                                      48,909      59,295      60,713
 Undistributed (earnings) loss of affiliates               (14,717)      8,916      27,803
 Equity in discontinued operations of Rust                 (19,623)     10,222     110,995
 Deferred lease expense                                     (7,530)    (10,523)    (12,660)
 Changes in assets and liabilities, net of effects
  of acquisitions and dispositions:
   Receivables, net                                        (29,258)    (11,195)     (7,696)
   Costs and earnings in excess of billings                 (2,097)     (7,664)     14,592
   Other current assets                                    (12,343)     17,310      (2,903)
   Accounts payable                                         10,525        (542)     (7,263)
   Accrued liabilities                                     (19,400)       (933)     (5,132)
   Advance payments on contracts                            (2,594)    (27,637)     (4,067)
   Other long-term liabilities                             (46,534)    (36,713)    (13,952)
 Other, net                                                 (6,624)     (8,884)     (4,185)
------------------------------------------------------------------------------------------
 Net cash provided by operating activities                 178,863     237,324     266,280
------------------------------------------------------------------------------------------

Investing Activities
Capital expenditures                                      (105,459)    (37,805)    (70,602)
Proceeds from sale of investments                              583      12,821       1,587
Cash paid for investment                                        --          --     (15,415)
Proceeds from discontinued operations,
 net of cash relinquished                                       --          --     348,899
Sale of property, plant, and equipment                       8,374      12,498       1,954
Investments held by trustees                                 5,936      36,810     (62,425)
Cash paid for acquisitions, net of acquired cash           (25,754)    (12,571)    (35,983)
Other, net                                                 (21,257)     (6,928)     30,475
------------------------------------------------------------------------------------------
 Net cash provided by (used for) investing activities     (137,577)      4,825     198,490
------------------------------------------------------------------------------------------

Financing Activities
Additions to long-term debt                                112,985      29,388     130,495
Repayments of long-term debt                              (160,335)    (61,181)    (29,609)
Net borrowings from WMX Technologies, Inc.                  53,163     (53,163)         --
Proceeds from exercise of stock options                      5,739       3,665      13,444
Dividends paid                                             (18,954)    (20,301)    (20,689)
Stock repurchase program                                   (47,550)   (102,368)   (306,011)
Other, net                                                  (1,971)      3,154        (331)
------------------------------------------------------------------------------------------
 Net cash used for financing activities                    (56,923)   (200,806)   (212,701)
------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents           (15,637)     41,343     252,069
Cash and cash equivalents at beginning of period            28,297      12,660      54,003
------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period               $  12,660   $  54,003   $ 306,072
==========================================================================================
Supplemental disclosure:
 Interest paid, net of amounts capitalized               $  56,015   $  59,812   $  57,102
==========================================================================================
 Income taxes paid                                       $  73,790   $  44,099   $  44,495
==========================================================================================
Significant noncash investing activities:
 Common stock issued for acquisitions                    $   2,900   $      --   $      --
==========================================================================================
 Liabilities assumed in acquisitions                     $  74,938   $   8,232   $   4,211
==========================================================================================

The accompanying notes are an integral part of these financial statements.

Wheelabrator Technologies Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity


---------------------------------------------------------------------------------------------------------------------

(000s omitted, except share amounts)
                                                         Capital in    Cumulative
                                                 Common   Excess of   Translation    Treasury   Retained
                                                 Stock    Par Value    Adjustment     Stock     Earnings      Total
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                       $1,888    $874,580      $(33,670)  $    (717)  $444,757   $1,286,838
---------------------------------------------------------------------------------------------------------------------
 Net income                                          --          --            --          --    184,895      184,895
 Dividends declared ($0.10 per share)                --          --            --          --    (18,954)     (18,954)
 Foreign currency translation                        --          --        16,020          --         --       16,020
 Exercise of stock options                            5       4,457            --       1,277         --        5,739
 Tax benefit from stock options                      --       2,134            --          --         --        2,134
 Stock issued for acquisitions                        2       2,898            --          --         --        2,900
 Treasury shares from acquisition adjustments        --          --            --        (499)        --         (499)
 Stock repurchases (3,273,800 shares)                --          --            --     (47,550)        --      (47,550)
 Investment in Rust International Inc.               --      (6,641)           --          --         --       (6,641)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                        1,895     877,428       (17,650)    (47,489)   610,698    1,424,882
---------------------------------------------------------------------------------------------------------------------
 Net income                                          --          --            --          --    137,858      137,858
 Dividends declared ($0.11 per share)                --          --            --          --    (20,301)     (20,301)
 Foreign currency translation                        --          --         7,664          --         --        7,664
 Exercise of stock options                           --      (1,488)           --       5,153         --        3,665
 Tax benefit from stock options                      --         655            --          --         --          655
 Stock repurchases (7,194,600 shares)                --          --            --    (104,154)        --     (104,154)
 Treasury shares from acquisition adjustments        --          --            --          (4)        --           (4)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                        1,895     876,595        (9,986)   (146,494)   728,255    1,450,265
---------------------------------------------------------------------------------------------------------------------
 Net income                                          --          --            --          --      6,498        6,498
 Dividends declared ($0.12 per share)                --          --            --          --    (20,689)     (20,689)
 Foreign currency translation                        --          --         4,045          --         --        4,045
 Amount transferred to operations resulting
  from sale of Water Business                        --          --         1,220          --         --        1,220
 Exercise of stock options                           --      (2,849)           --      16,590         --       13,741
 Tax benefit from stock options                      --       1,838            --          --         --        1,838
 Common stock received in connection with
  exercise of stock options (18,623 shares)          --          --            --        (297)        --         (297)
 Stock repurchases (19,117,200 shares)               --          --            --    (306,011)        --     (306,011)
 Treasury shares from acquisition adjustments        --          --            --         (94)        --          (94)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       $1,895    $875,584      $ (4,721)  $(436,306)  $714,064   $1,150,516
=====================================================================================================================

The accompanying notes are an integral part of these financial statements.

Wheelabrator Technologies Inc. and Subsidiaries

Notes to Consolidated Financial Statements (000s omitted in all tables except per share amounts)
--------------------------------------------------------------------------------
NOTE 1    BUSINESS DESCRIPTION

Wheelabrator Technologies Inc. ("Wheelabrator" or the "Company") is primarily engaged in the ownership and operation of trash-to-energy, waste-fuel powered independent power, and biosolids pelletizer facilities as well as providing biosolids land application services and air quality control equipment design and installation services. Wheelabrator is a majority-owned subsidiary of WMX Technologies, Inc. ("WMX") and holds minority interests in two other WMX-controlled subsidiaries: Waste Management International plc ("WM International") and Rust International Inc. ("Rust").

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

Concentrations

Wheelabrator's businesses offer a range of services to a diverse customer base. As of December 31, 1996, the Company believes it has no significant customer, supplier, product line, credit risk, geographic, or other concentrations that could expose the Company to adverse, near-term severe financial impacts.

Revenue Recognition

The Company recognizes revenue from certain long-term engineering, equipment supply, and construction contracts on the percentage-of-completion basis, with estimated losses recognized in full when identified. All other revenue is recognized when services are rendered or products are shipped.

Foreign Currency

Certain foreign subsidiaries' income statement accounts are translated at the average exchange rates in effect during the period, while assets and liabilities are translated at the rates of exchange at the balance sheet date. The resulting balance sheet translation adjustments are charged or credited directly to stockholders' equity. Foreign exchange transaction gains and losses realized during 1994, 1995, and 1996 were not significant.

Consolidated Statements of Cash Flows

For purposes of the Consolidated Statements of Cash Flows, all highly liquid instruments purchased with an original maturity of three months or less, and investments with WMX, are considered to be cash equivalents.

  Wheelabrator and WMX are parties to a Master Intercorporate Agreement that provides, among other things, for Wheelabrator to lend excess cash to WMX at interest rates at least as favorable as those Wheelabrator could otherwise obtain. This agreement automatically renews annually unless either party provides 90-day notice of termination. Under the agreement's terms, in the event Wheelabrator requires short-term cash for the conduct of its business and operations, WMX will make available to Wheelabrator such amounts as Wheelabrator requires, up to a total of $100.0 million in excess of amounts loaned by Wheelabrator to WMX. In addition, a right of set-off exists for amounts owed by either Wheelabrator or WMX. As such, net amounts invested with WMX pursuant to this agreement are considered to be highly liquid cash equivalents and are included in cash and cash equivalents on the Consolidated Balance Sheets. The Company had investments with WMX of $37.3 million and $285.2 million as of December 31, 1995, and 1996, respectively.

Derivative Financial Instruments

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

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, receivables, investments held by trustees, accounts payable, and debt instruments. The book values of cash and cash equivalents, receivables, investments held by trustees, and accounts payable are considered to be representative of their respective fair values. The aggregate fair market value of Wheelabrator's long-term debt was approximately $880.8 million and $899.0 million on December 31, 1995 and 1996, respectively. The fair value of the Company's long-term debt was determined by discounting future cash flows at the quoted or estimated current rate applicable to each type of debt. See Note 6 for the terms and carrying values of the Company's various debt instruments.

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

  During 1995, the Company paid $15.0 million to WMX in conjunction with a land option agreement amendment that included, among other things, a guarantee of value for Wheelabrator and an extension through 2020.

Capitalized Interest

The Company capitalizes interest on significant projects under construction in accordance with Statement of Financial Accounting Standards No. 34. Amounts capitalized and netted against interest expense in the Consolidated Statements of Income were $12.1 million in 1994, $0.1 million in 1995, and $1.5 million in 1996.

--------------------------------------------------------------------------------
Cost in Excess of Net Assets of Acquired Businesses

The excess of cost over fair value of the net assets of acquired businesses ("goodwill") is amortized on a straight-line basis over a maximum of 40 years. The accumulated amortization balances as of December 31, 1995 and 1996, were $9.9 million and $11.4 million, respectively. On an ongoing basis, the Company measures realizability of goodwill by the ability of the acquired businesses to generate current and undiscounted expected future cash flow in excess of unamortized goodwill. If such realizability is in doubt, an adjustment is made to reduce the carrying value of the goodwill.

Restructuring

During the fourth quarter of 1996, the Company restructured its biosolids land application business. Part of the restructuring plan involved exiting low-margin projects and territories, which resulted in goodwill write-offs of approximately $5.7 million and an immaterial amount of severance and other restructuring accruals.

Disposal Credits

The Company classifies disposal credits as other assets until applied against the cost of disposing of materials at WMX landfills. These materials include ash residue from trash-to-energy facilities and biosolids. Disposal credits are charged to expense as utilized. During 1995 and 1996, the Company utilized $3.0 million and $2.5 million of disposal credits, respectively. There were approximately $28.7 million of disposal credits remaining at December 31, 1996.

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

Environmental Costs and Liabilities

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

  The Company has recorded liabilities for closure and postclosure monitoring and environmental remediation costs as follows:

December 31,                                                  1995          1996
--------------------------------------------------------------------------------
Current portion, included in accrued liabilities           $11,357       $ 1,764
Noncurrent portion, included in other long-term
  liabilities                                                6,677        30,766
                                                           -------       -------
Total environmental liabilities                            $18,034       $32,530
                                                           =======       =======

  During the remaining life of the active sites, the Company anticipates providing an additional $1.2 million of closure and postclosure costs.

Contracts in Process

Information with respect to contracts in process at December 31, 1995 and 1996, is as follows:

December 31,                                                  1995          1996
--------------------------------------------------------------------------------
Costs and estimated earnings on uncompleted contracts    $ 284,748     $ 182,075
Less: billings on uncompleted contracts                   (272,369)     (187,637)
                                                         ---------     ---------
Total contracts in process                               $  12,379     $  (5,562)
                                                         =========     =========

  Contracts in process are included in the Consolidated Balance Sheets under the following captions:

December 31,                                                  1995          1996
--------------------------------------------------------------------------------
Costs and earnings in excess of billings                  $ 25,429      $ 10,632
Advance payments on contracts                              (13,050)      (16,194)
                                                          --------      --------
Total contracts in process                                $ 12,379      $ (5,562)
                                                          ========      ========

  All contracts in process are expected to be billed and collected within four years. Accounts receivable includes retainage that has been billed but is not due pursuant to contract provisions until completion. Such retainage at December 31, 1996, is $5.3 million, including $1.3 million that is expected to be collected after one year. At December 31, 1995, retainage was $10.4 million.

Wheelabrator Technologies Inc. and Subsidiaries

--------------------------------------------------------------------------------
Earnings per Common and Common Equivalent Share

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

  The following table reconciles the number of common shares shown as outstanding in the Consolidated Balance Sheets with the number of common shares used in computing earnings per share:

Years Ended December 31,                                       1995         1996
--------------------------------------------------------------------------------
Common shares issued, net of treasury stock per
  Consolidated Balance Sheets                               179,433      161,451
Effect of shares issuable under stock options after
  applying the "treasury stock" method                          643          522
Effect of using weighted average common shares
  outstanding during the year                                 4,924        7,427
                                                            -------      -------
Common shares used in computing earnings per share          185,000      169,400
                                                            =======      =======

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

--------------------------------------------------------------------------------
NOTE 3    CAPITAL TRANSACTIONS, ACQUISITIONS, AND DIVESTITURES

WM International

Wheelabrator owns approximately 12 percent of WM International, a WMX subsidiary that owns substantially all of WMX's waste management services operations outside of North America. The investment is accounted for using the equity method due to the significance, through WMX, of Wheelabrator's influence over WM International. As of December 31, 1996, WM International was owned approximately 12 percent by Wheelabrator, 12 percent by Rust, 56 percent by WMX, and 20 percent by the public.

  During 1994, 1995, and 1996, respectively, Wheelabrator recorded equity in net income (loss) of WM International of $15.2 million, $(5.1) million, and $(15.5) million. The Company's equity income was reduced by $25.6 million during the fourth quarter of 1995 for its share of a largely noncash special charge recorded by WM International related to actions taken to sell or otherwise dispose of noncore businesses and investments, as well as core businesses and investments in low potential markets, to abandon certain hazardous waste treatment and processing facilities, and to streamline its country management organization. During the fourth quarter of 1996, as a further refinement of its core business focus that began in 1995, WM International announced plans to sell its investment in Wessex Water Plc and recognized a provision for loss on the sale. In addition, WM International recorded a charge to revalue its investments in several European countries. Wheelabrator's share of these charges, including the Company's equity in the portion recognized by Rust, totaled $43.3 million. In addition, the Company recorded a $4.6 million deferred tax liability related to passive foreign income associated with the Wessex sale. Wheelabrator's investment in WM International totaled approximately $228.7 million and $216.8 million as of December 31, 1995 and 1996, respectively. As of December 31, 1996, the book value of the Company's WM International investment exceeded its market value by approximately $40 million, which management believes is a temporary situation.

  A summary of certain financial information for WM International follows:

December 31,                                             1995              1996
-------------------------------------------------------------------------------
Current assets                                     $  859,591        $  924,975
Noncurrent assets                                   3,375,998         3,200,235
Current liabilities                                 1,077,746         1,061,048
Noncurrent liabilities                                893,717           838,012
Minority interest                                     357,934           418,596


Years ended December 31,               1994              1995              1996
-------------------------------------------------------------------------------
Revenue                          $1,710,862        $1,865,081        $1,913,793
Gross profit                        466,265           260,206           272,248
Net income (loss)                   126,753           (42,112)         (128,771)

--------------------------------------------------------------------------------
Rust

Wheelabrator owns approximately 40 percent of Rust, a provider of environmental and infrastructure consulting services and other on-site industrial services. The remaining 60 percent of Rust is owned directly or indirectly by WMX. During 1994, 1995, and 1996, Wheelabrator recorded equity in loss from continuing operations of Rust of $(0.5) million, $(3.9) million, and $(12.6) million, respectively. Wheelabrator's investment in Rust totaled approximately $373.1 million and $252.0 million as of December 31, 1995 and 1996.

  A summary of certain financial information for Rust follows:

December 31,                                              1995              1996
--------------------------------------------------------------------------------
Current assets                                      $   57,405          $249,487
Noncurrent assets/(1)/                               1,288,823           986,780
Current liabilities                                     41,167           262,659
Noncurrent liabilities                                 360,087           302,836

(1) 1995 and 1996 noncurrent assets include approximately $400.0 million and $99.8 million, respectively, of net assets held for sale.


Years Ended December 31,                1994             1995              1996
-------------------------------------------------------------------------------
Revenue                             $527,683         $378,069         $ 262,479
Gross profit                          75,489           61,179            32,856
Income (loss) from
  continuing operations                6,530           (9,658)          (31,500)
Net income (loss)                     55,587          (35,213)         (308,938)

Discontinued Operations

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

  The provision for loss on disposal of the businesses discontinued in the fourth quarter of 1996 includes management's best estimates of the amounts expected to be realized on the sale of these businesses. The amounts Rust will ultimately realize could differ materially in the near-term from the amounts estimated in arriving at the provision for loss.

  During 1996, Wheelabrator undertook a review of its strategic options for its water businesses. The study concluded that, given the multiples being paid for water companies in the marketplace, the best strategy was to sell the businesses. Consequently, negotiations were begun that led to the November sale of Wheelabrator's equipment manufacturing and process systems businesses, including substantially all of the Company's foreign operations and also certain air pollution control units, to United States Filter Corporation ("U.S. Filter") for $369.6 million in cash. These negotiations also led to a definitive agreement with U.S. Filter in early 1997 to sell the Company's water and wastewater facility operations and privatization business for $77.4 million worth of U.S. Filter common stock. The second and final stage of the Water Business divestiture is expected to close in the second quarter of 1997. The discontinued businesses have been segregated and the accompanying consolidated balance sheets, statements of income and related footnote information have been restated. Wheelabrator expects to realize a gain on the Water Business divestiture that will be recognized upon its completion.

  In connection with these transactions, Wheelabrator has accrued $25.0 million pursuant to a Business Development Agreement between Wheelabrator and U.S. Filter. In accordance with the agreement, Wheelabrator will pay U.S. Filter $5.0 million each year through 2001. In return, U.S. Filter will promote municipal biosolids, energy plant services and waste-to-energy development opportunities for Wheelabrator at the facilities of U.S. Filter's customers and to U.S. Filter's customer base.

  Revenues of the discontinued businesses were $397.7 million in 1994, $495.6 million in 1995, and $447.4 million in 1996. Following is a summary of the assets and liabilities as of December 31, 1995 and 1996, which are reflected in the Consolidated Balance Sheets as net assets of discontinued operations.

December 31,                                             1995              1996
-------------------------------------------------------------------------------
Current assets                                      $ 206,143           $21,161
Noncurrent assets                                     230,530            40,176
Current liabilities                                  (140,264)           (6,367)
Noncurrent liabilities                                (10,022)             (194)
                                                    ---------           -------
Net assets of discontinued operations               $ 286,387           $54,776
                                                    =========           =======

  At December 31, 1995, current assets consisted primarily of accounts receivable, costs and earnings in excess of billings, and inventories. Noncurrent assets consisted of property, plant, and equipment and goodwill. Liabilities consisted primarily of accounts payable, accrued liabilities and advance payments on contracts. At December 31, 1996, current assets consisted primarily of accounts receivable. Noncurrent assets consisted primarily of property, plant, and equipment. Liabilities consisted primarily of accounts payable and accrued liabilities.

  The Company has reorganized and streamlined its operating structure in conjunction with the Water Business divestiture. The biosolids pelletizer facilities, which have long-term contractual obligations, operating characteristics, customers, and capital requirements similar to trash-to-energy facilities, have been integrated into the Company's energy plant operating organization. In light of this reorganization and the sale of the Water Business, the Company will now report its operating results in one industry segment. Wheelabrator's biosolids land application and air pollution control businesses, which are not significant, will also be included in this segment. Results from prior years, during which the Company reported its results in two industry segments, Clean Energy and Clean Water, have been restated to conform to the current presentation.

Acquisitions

In 1994, in exchange for approximately 156 thousand shares of Wheelabrator common stock and $25.8 million of cash, the Company acquired wastewater treatment operating contracts and nine businesses engaged in providing air and water quality-related environmental products and services and in manufacturing surface finishing equipment. In 1995, Wheelabrator completed the privatization of the Miami Conservancy District wastewater treatment plant located in Franklin, Ohio, and also acquired a Taiwanese company engaged in the design and engineering of water treatment equipment. The total cost of these 1995 acquisitions was $12.6 million, net of cash acquired. During 1996, Wheelabrator acquired wastewater treatment operating contracts and two industrial cogeneration facilities in California for approximately $36.0 million in cash and the assumption of $2.5 million in debt. The Company utilizes the purchase method of accounting,

Wheelabrator Technologies Inc. and Subsidiaries

--------------------------------------------------------------------------------
and the purchase price of the foregoing acquisitions has been allocated to their respective net assets based upon estimated fair market values. The results of operations of acquired entities have been included in Wheelabrator's financial statements from their respective dates of acquisition. Also during 1996, the Company acquired a 20 percent interest in Glegg Industries ("Glegg"), a privately held ultrapure water company, for $15.4 million. In conjunction with the Water Business divestiture, Glegg's majority owners acquired the right to repurchase Wheelabrator's interest before March 31, 1999, at the Company's original purchase price. Accordingly, this investment is now being accounted for using the cost method of accounting. The pro forma effect of the acquisitions made during 1994, 1995, and 1996 is not material.

--------------------------------------------------------------------------------
NOTE 4    INCOME TAXES

A summary of the Company's income tax provisions from continuing operations is given below.

Income Tax Provision (Benefit)

Years Ended December 31,                      1994          1995           1996
-------------------------------------------------------------------------------
Current tax expense:
 U.S. Federal                              $35,448       $22,457       $ 17,785
 State and local                            13,168         9,254         13,574
                                           -------       -------       --------
 Total current                              48,616        31,711         31,359
                                           -------       -------       --------
Deferred tax expense:
 U.S. Federal                               41,487        50,037         64,840
 State and local                             4,441        10,109          6,528
                                           -------       -------       --------
 Total deferred                             45,928        60,146         71,368
                                           -------       -------       --------
U.S. Federal benefit from amortization
 of deferred investment credit                (779)         (779)          (779)
                                           -------       -------       --------
Total provision                            $93,765       $91,078       $101,948
                                           =======       =======       ========

  The principal items accounting for the difference in income taxes computed at the U.S. statutory rates and as recorded are as follows:

Years Ended December 31,                      1994          1995           1996
-------------------------------------------------------------------------------
Statutory federal income tax rate             35.0%         35.0%          35.0%
State income taxes after federal income
 tax benefit                                   4.7           5.6            6.2
Equity income                                 (2.1)          1.4            4.6
U.S. tax on foreign income                     0.9            --            2.2
Other, net                                    (0.1)         (1.6)           0.2
                                              -----         ----           ----
Effective tax rate                            38.4%         40.4%          48.2%
                                              =====         ====           ====

  The principal items that comprise the 1995 and 1996 deferred tax (assets) and liabilities are as follows:

December 31,                                                1995           1996
-------------------------------------------------------------------------------
Reserves not deductible until paid                     $ (91,984)     $ (91,074)
Deferred income                                          (22,859)       (14,907)
Basis difference in investments and capital loss
 carryforwards                                            (8,579)        (6,000)
Alternative minimum tax credit carryforwards             (24,581)            --
State net operating loss carryforwards                   (13,435)       (13,061)
Other                                                         --         (3,024)
Less: valuation allowance                                 10,952          7,584
                                                       ---------      ---------
 Subtotal                                               (150,486)      (120,482)
                                                       ---------      ---------
Property, plant, and equipment                           503,306        506,650
Deferred expenses                                         20,554         29,881
Nondeductible prepaid expenses                            11,817         10,305
Other                                                     15,698         19,228
                                                       ---------      ---------
 Subtotal                                                551,375        566,064
                                                       ---------      ---------
Net deferred tax liability                             $ 400,889      $ 445,582
                                                       =========      =========

  During 1996, the Company recognized the benefit of all the alternative minimum tax credit carryforwards available. The Company has capital loss carryforwards of approximately $13.7 million with an expiration date of 1998. Also, various subsidiaries have state operating loss carryforwards of approximately $316 million with expiration dates through the year 2011. Valuation allowances have been established due to the uncertainty of ultimately realizing the tax benefit of certain state net operating loss carryforwards and the tax benefits attributed to basis differences in certain investments. While the Company expects to realize the deferred tax assets in excess of the valuation allowances, changes in estimates of future taxable income or tax laws could alter this expectation. During 1995 and 1996, the valuation allowance decreased $5.0 million and $3.4 million, respectively, due primarily to the realization of capital loss carryforwards.

--------------------------------------------------------------------------------
NOTE 5    COMMON STOCK

As of December 31, 1996, 104.6 million shares of the Company's common stock were held by WMX or its subsidiaries. Under certain circumstances, WMX has options to purchase at fair market value newly issued shares of Wheelabrator common stock. WMX also has certain registration rights until August 24, 1999, with respect to certain of the Wheelabrator common stock it holds.

  During 1995 and 1996, the Company repurchased 7.2 million and 19.1 million shares of its common stock for an aggregate cost of $104.2 million and $306.0 million, respectively. The Company is authorized to repurchase an additional
30.0 million shares of its common stock through mid-August, 1998 on the open market or in privately negotiated or other transactions. The Company declared and paid cash dividends totaling $0.10, $0.11, and $0.12 per common share during 1994, 1995, and 1996, respectively.

--------------------------------------------------------------------------------
NOTE 6 Long-Term Debt and Lease Commitments

Long-term debt is as follows:

December 31,                                       1995               1996
--------------------------------------------------------------------------------
Industrial development revenue bonds
 due 1997 to 2016 at rates of 3.95%-9.25%        $666,678           $775,146
Private placement bonds
 due 2008 at a rate of 10.64%                      20,000             20,000
Project financing from commercial
 bank due 1997 to 2000 at a rate of
 0.325% above LIBOR (an aggregate
 of 5.855% at December 31, 1996)                   28,641             23,347
Secured notes payable related to
 coal-handling facilities due 1997
 to 1999 at rates of 9.0%-9.875%                   20,327             15,247
Other nonproject debt due 1997
 to 2008 at rates of 9.5%-10.0%                       208              2,245
                                                 --------           --------
                                                  735,854            835,985
Less: current portion                              31,999             35,832
                                                 --------           --------
Total long-term debt                             $703,855           $800,153
                                                 ========           ========

  At December 31, 1996, the Company's long-term project debt was collateralized by property, plant, and equipment with a net book value of $766.7 million and $108.0 million of investments held by trustees. Investments held by trustees typically represent proceeds of long-term debt related to trash-to-energy and independent power projects. These amounts generally consist of reserve funds maintained pursuant to project financing agreement requirements. The investments, which are included in other assets in the Consolidated Balance Sheets, are held in trust and use by the Company is restricted. Also included within other assets are deferred financing costs, which are amortized over the term of the related debt using a straight-line method that approximates the interest method.

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

  Principal payments on long-term debt and noncancelable operating lease payments for operating and office facilities at December 31, 1996, are due as follows:

                                                Long-term Debt  Operating Leases
--------------------------------------------------------------------------------
1997                                              $ 35,832          $ 86,618
1998                                                45,736            86,812
1999                                                45,902            89,437
2000                                                45,046            89,801
2001                                                46,466            85,362
Thereafter                                         617,003           561,120
                                                  --------          --------
Total                                             $835,985          $999,150
                                                  ========          ========

  Total rent expense of continuing operations was $74.1 million, $72.0 million, and $74.3 million for the years ended December 31, 1994, 1995 and 1996, respectively.

  The Company has directly or indirectly guaranteed the payment of debt obligations at certain of its leased or owned facilities (see Note 9). These guarantees contain various covenants, the most restrictive of which require the maintenance of specified levels of tangible net worth. The Company is in compliance with these covenants as of December 31, 1996.

  Resco Holdings Inc. ("Resco"), a wholly-owned subsidiary of Wheelabrator, and AlliedSignal Inc. ("AlliedSignal") are parties to an agreement that provides for specific credit support by AlliedSignal for certain of Resco's trash-to-energy project subsidiaries. Under the agreement, AlliedSignal may require Resco to refinance, without AlliedSignal credit support, indebtedness of supported trash-to-energy projects if it is economical (as defined in the agreement) to do so. Resco and certain of its subsidiaries have agreed to reimburse AlliedSignal for all amounts that may be paid by it under the agreement or various related credit support obligations. No support payments have been made by AlliedSignal as of December 31, 1996.

  Resco owns substantially all of the net operating assets of the Company except certain net assets consisting principally of cash and investments, and is required to maintain a minimum level of tangible net worth ($549.8 million as of December 31, 1996). As of December 31, 1996, Resco was in compliance with this provision. Resco has agreed not to declare or pay any cash dividends to the Company at any time Resco's tangible net worth is less than the required amount. The Company has the ability to pay cash dividends using assets other than those restricted within Resco.

Wheelabrator Technologies Inc. and Subsidiaries

--------------------------------------------------------------------------------
NOTE 7 Stock and Benefit Plans

Stock Option Plans
Wheelabrator's stock option plans provide for the grant to key employees of nonqualified options to purchase shares of the Company's common stock at a price equal to the fair market value at the time of grant. Outstanding options generally have a term of seven years from the date of the grant and expire at various dates through April 1, 2003. Stock options granted generally vest over a three-year period in equal annual installments beginning one year after the grant date. The Company applies APB Opinion 25 and related accounting interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its plans. However, when nonqualified options are exercised, the Company receives a federal income tax deduction equal to the market value of the shares at exercise less the exercise price. The associated tax savings are credited to capital in excess of par value. Had compensation cost for these plans been determined based on the fair value at the grant date under the optional method prescribed by FAS 123, the impact on the Company's net income and earnings per share would have been immaterial. Based on current and anticipated use of stock options, it is expected that the impact of the pro forma provisions of FAS 123 will be immaterial in future years.

  A summary of the status of the Company's stock option plans as of December 31, 1994, 1995, and 1996, and changes during the years ended on those dates is presented below:

                                                                      1994                     1995                     1996
                                                              --------------------      -------------------      ------------------
                                                                          Weighted                 Weighted                Weighted
                                                                           Average                  Average                 Average
                                                                          Exercise                 Exercise                Exercise
                                                              Shares         Price      Shares        Price       Shares      Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at
 beginning of year                                             5,046        $12.43       5,147       $13.65        5,871      $13.67
Granted                                                          815         19.13       1,283        13.63        1,157       16.50
Exercised                                                       (593)         9.78        (341)       10.57       (1,156)      11.85
Canceled:
 Predecessor plans                                               (23)        11.90          (6)       11.90          (16)      11.90
 Current plans                                                   (98)        16.52        (212)       18.34         (268)      16.64
                                                               -----                     -----                    ------
Outstanding at end of year                                     5,147         13.65       5,871        13.67        5,588       14.48
                                                               =====                     =====                    ======
Options exercisable at year-end                                3,474         11.27       3,915        12.65        3,784       13.72
                                                               =====                     =====                    ======
Options available for future grant                             4,370                     3,299                     2,410
                                                               =====                     =====                    ======

  The following table summarizes information about stock options outstanding and exercisable as of December 31, 1996:

                                                                             Options Outstanding                 Options Exercisable
                                                                    ----------------------------------------     -------------------

                                                                                      Weighted
                                                                                       Average      Weighted                Weighted
Range of                                                                             Remaining       Average                 Average
Exercise                                                                           Contractual      Exercise                Exercise
Prices                                                              Shares     Life (in Years)         Price     Shares        Price
------------------------------------------------------------------------------------------------------------------------------------
$ 3.87                                                                  31                 0.9        $ 3.87         31       $ 3.87
$ 6.58 - $ 9.24                                                      1,274                 2.8          8.30      1,274         8.29
$11.90 - $17.69                                                      3,079                 4.5         15.08      1,494        14.47
$18.33 - $20.65                                                      1,204                 3.9         19.76        985        19.91
                                                                     -----                                       -----
$ 3.87 - $20.65                                                      5,588                 4.0         14.48      3,784        13.72
                                                                     =====                                       =====

Savings and Retirement Plan
Substantially all employees are participants in the Wheelabrator-Rust Savings and Retirement Plan, which is a qualified defined contribution plan consisting of a savings account component (the "Savings Account") and a retirement account component (the "Retirement Account"). Under the terms of the Savings Account, eligible employees of the Company may elect to contribute a portion of their annual compensation not to exceed 16 percent. The Company is required to match a minimum of 30 percent of the first six percent of eligible compensation contributed by an employee. Under the terms of the Retirement Account, eligible employees of the Company receive an annual contribution equal to a minimum of three percent of their eligible earnings. Employees vest in Company contributions and the associated earnings in the Savings Account at 20 percent per year and in the Retirement Account after five years. Wheelabrator's contributions to such plans during 1994, 1995, and 1996 amounted to approximately $5.1 million, $5.3 million, and $5.6 million, respectively.

Postretirement Benefits Other Than Pensions
The Company provides certain postretirement benefits other than pensions, which are primarily health care benefits offered to a limited number of former employees of the manufacturing businesses sold to U.S. Filter. Pursuant to the purchase and sale agreement, the Company retained the liability for these benefits. The majority of the Company's active employees will not receive postretirement benefits other than pensions. During the fourth quarter of 1995, the Company settled litigation with a group of retirees regarding their level of future benefits. As a result, the accumulated postretirement benefit obligation for retiree health care plans was reduced by approximately $3.6 million.

--------------------------------------------------------------------------------
  Details of the plans' expense recognized in the Consolidated Statements of Income are as follows:

Years Ended December 31,                                1994     1995     1996
--------------------------------------------------------------------------------
Service cost                                           $   59   $   64   $   83
Interest cost                                           2,590    3,155    2,777
Net amortization                                          (43)     (55)     (51)
                                                       ------   ------   ------
Total expense                                          $2,606   $3,164   $2,809
                                                       ======   ======   ======

  The following sets forth the plans' funded status reconciled with amounts reported in the Company's Consolidated Balance Sheets:

December 31,                                                    1995     1996
--------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation (APBO):
Retirees                                                       $36,794  $36,155
Fully eligible active plan participants                            467    1,224
Other active plan participants                                     432       --
                                                               -------  -------
Total APBO                                                      37,693   37,379
Unrecognized:
  Prior service cost                                               566      239
  Gain                                                           1,844    2,783
                                                               -------  -------
Accrued postretirement benefit liability                       $40,103  $40,401
                                                               =======  =======

  For measurement purposes, a 7.5 percent annual rate of increase in the per capita cost of covered health care claims was assumed for 1997, decreasing by
0.5 percent annually to 6.0 percent in 2000 and remaining at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by approximately $3.4 million and increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $0.3 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent in 1995 and 1996 based on expected payout patterns.

NOTE 8 ADDITIONAL FINANCIAL INFORMATION

Activity relating to the allowance for doubtful accounts follows:

December 31,                                          1994      1995      1996
--------------------------------------------------------------------------------
Balance at beginning of year                        $ 4,053   $ 5,682   $ 7,754
Provision                                             1,441     3,971     1,531
Less: write-offs                                     (1,078)     (350)   (3,973)
Other, net                                            1,266    (1,549)     (218)
                                                    -------   -------   -------
Balance at end of year                              $ 5,682   $ 7,754   $ 5,094
                                                    =======   =======   =======

  Included in other current assets are spare parts and supplies of $29.9 million and $31.0 million as of December 31, 1995 and 1996, respectively.
  The following is a summary of property, plant, and equipment:

December 31,                                               1995         1996
--------------------------------------------------------------------------------
Land                                                    $  116,629   $  116,784
Land options                                               261,703      261,703
Machinery and equipment                                  1,249,253    1,293,896
Buildings and improvements                                 278,958      282,158
Construction-in-progress                                     6,699       32,414
Less: accumulated depreciation                            (346,488)    (425,030)
                                                        ----------   ----------
Net property, plant,
 and equipment                                          $1,566,754   $1,561,925
                                                        ==========   ==========

  Depreciation of property, plant, and equipment included in continuing operations for the years ended December 31, 1994, 1995, and 1996 was $76.4 million, $83.1 million, and $81.3 million, respectively.
  The following is a summary of accrued liabilities:

December 31,                                                   1995      1996
--------------------------------------------------------------------------------
Wages, salaries, and benefits                                $ 17,015  $ 23,465
Interest and lease expense                                     44,534    42,573
Warranties and contract reserves                                6,890    14,742
Income taxes payable/(1)/                                          --    73,030
Accrued property and
 other taxes payable                                           10,112    18,089
Other                                                          57,594    64,527
                                                             --------  --------
Total accrued liabilities                                    $136,145  $236,426
                                                             ========  ========

(1) The increase in income taxes payable at December 31, 1996, is primarily attributable to the Water Business sale.

Wheelabrator Technologies Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------
NOTE 9 COMMITMENTS AND CONTINGENCIES

The Company has issued or is a party to 290 bank letters of credit, performance bonds, and other guarantees. Such financial instruments (averaging $2.1 million each) are given in the ordinary course of business.

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

  Within the next several years, the air pollution control systems at certain trash-to-energy facilities owned or leased by Wheelabrator most likely will be required to be modified to comply with more stringent air pollution control standards (the "MACT Standards") adopted by the EPA in December 1995 for Municipal Waste Combusters ("MWCs"). The compliance dates will vary by facility, but subject to the final decision in the case of Davis County vs. EPA, all affected facilities most likely will be required to be in compliance with the new rules by the end of the year 2000. The Davis County vs. EPA case involves the methodology the EPA used to set the MACT Standards, and its outcome could delay implementation deadlines by an estimated six to eighteen months. Currently available technologies will be adequate to meet the new standards. Although the total expenditures required for such modifications are estimated to be in the $190-$230 million range, they are not expected to have a material adverse effect on the Company's liquidity or results of operations because provisions in the impacted facilities' long-term waste supply agreements generally allow the Company to recover from customers the majority of incremental capital and operating costs.

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

  There are various lawsuits and claims pending against Wheelabrator that have arisen in the normal course of Wheelabrator's business and relate mainly to matters of environmental and product liability, personal injury, and property damage. The outcome of these matters is not presently determinable, but in the opinion of management, based on the advice of counsel, the ultimate resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company. It is reasonably possible, however, that a change in the Company's estimate of its probable liability with respect to these matters could occur in the near-term.

  The Company is self-insured for general liability claims up to $2.0 million per occurrence. Liability insurance in effect during the last several years provides coverage for environmental matters only to a limited extent.

--------------------------------------------------------------------------------
NOTE 10 Selected Quarterly Financial Information (Unaudited)/(1)/

                                                          First          Second          Third           Fourth          Full Year
----------------------------------------------------------------------------------------------------------------------------------
1995
Revenue                                                $258,482        $238,021       $232,747        $ 226,838           $956,088
Operating expenses                                      174,271         153,544        147,987          143,601            619,403
Income from continuing operations/(2)/                   37,854          43,108         42,422           10,899            134,283
Net income (loss)                                        43,676          52,968         51,376          (10,162)           137,858
Weighted average common and
 common equivalent shares outstanding                   186,400         185,300        185,500          182,500            185,000
Earnings (loss) per common and
 common equivalent shares/(3)/:
  Income from continuing operations                    $   0.20        $   0.23       $   0.23        $    0.06           $   0.73
  Net income (loss)                                        0.23            0.29           0.28            (0.06)              0.75
Market price:
 High                                                    17 1/2          15 3/4             17           16 3/4             17 1/2
 Low                                                     12 1/2          13 5/8         14 1/4               14             12 1/2

1996
Revenue                                                $219,470        $244,436       $242,683        $ 245,723           $952,312
Operating expenses                                      141,469         157,426        155,745          164,139            618,779
Income (loss) from continuing operations/(2/)            36,750          45,809         44,807          (17,912)           109,454
Net income (loss)                                        40,570          49,801         48,075         (131,948)             6,498
Weighted average common and
 common equivalent shares outstanding                   179,600         172,400        162,000          162,000            169,400
Earnings (loss) per common and
 common equivalent shares/(3)/:
  Income (loss) from continuing operations             $   0.21        $   0.27       $   0.28        $   (0.11)          $   0.65
  Net income (loss)                                        0.23            0.29           0.30            (0.81)              0.04
Market price:
 High                                                    17 1/2          17 1/8         15 1/2           16 3/4             17 1/2
 Low                                                     14 3/4          14 3/4         13 7/8           14 3/4             13 7/8

(1) Previously reported numbers have been restated for the discontinued operations.
(2) Fourth quarters of 1995 and 1996 reduced by $25.6 million and $43.3 million, respectively, related to special charges recorded by WM International.
(3) The sum of earnings per common and common equivalent share for the four quarters may not equal the full year number due to the impact of the weighted shares outstanding.

Report of Independent Public Accountants
--------------------------------------------------------------------------------
To the Stockholders of Wheelabrator Technologies Inc.:

We have audited the accompanying consolidated balance sheets of Wheelabrator Technologies Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wheelabrator Technologies Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP
New York, New York
January 31, 1997

26